                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10/A
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           THREE RIVERS BANCORP, INC.
             (Exact name of registrant as specified in its charter)


         Pennsylvania                                    25-1843375
 (State or other jurisdiction of                      (I.R.S. Employer
  Incorporation or Organization)                   Identification Number)

2681 Mosside Boulevard, Monroeville, Pennsylvania           15146
      (Address of Principal Executive Office)             (Zip Code)

Registrant's telephone number, including area code(412)856-8965

Securities to be registered pursuant to Section 12(b)of the Act:

     Title of Each Class      Name of Each Exchange on Which
     to be so Registered      Each Class is to be Registered

               None                              None

Securities to be registered pursuant to Section 12(g)of the Act:

                    Common Stock, $0.01 par value
                          (Title of Class)



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                                EXPLANATORY NOTE

     This Form 10 Registration Statement has been prepared on a prospective basis on the assumption that, among other things, the Distribution (as hereinafter defined) and the related transactions contemplated to occur prior to or contemporaneously with the Distribution will be consummated as contemplated by the Information Statement which is a part of this Registration Statement. There can be no assurance, however, that any or all of such transactions will occur or will occur as so contemplated. Any significant modifications or variations in the transactions contemplated will be reflected in an amendment or supplement to this Registration Statement.

                                 CROSS REFERENCE

                           THREE RIVERS BANCORP, INC.

                  INFORMATION INCLUDED IN INFORMATION STATEMENT
                    AND INCORPORATED IN FORM 10 BY REFERENCE

               CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
                              AND ITEMS OF FORM 10

Item 1.  Business

      The information required by this item is contained under the sections entitled "Introduction," "Business," "Three Rivers Bank Selected Consolidated Financial Data," "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations of Three Rivers Bank" and "Three Rivers Bancorp, Inc. Consolidated Financial Statements"
(including the notes thereto) in the Information Statement dated March 27, 2000 attached hereto as Annex A (the "Information Statement") and such sections are incorporated herein by reference.



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Item 2.  Financial Information

      The information required by this item is contained under the sections entitled "Three Rivers Bank Selected Consolidated Financial Data," "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations of Three Rivers Bank" and "Three Rivers Bancorp, Inc. Consolidated Financial Statements" (including the notes thereto) in the Information Statement and such sections are incorporated herein by reference.

Item 3.  Properties

     The information required by this item is contained under the section entitled "Business--Properties" in the Information Statement and such section is incorporated herein by reference.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

     The information required by this item is contained under the sections entitled "Management of Three Rivers Bancorp--Board Compensation and Benefits" and "--Stock Ownership of Executive Officers and Directors," "New Stock-Based and Incentive Plans of Three Rivers Bancorp" and "USBANCORP Stock Option Conversion" in the Information Statement and such sections are incorporated herein by reference.

Item 5.  Directors and Executive Officers

     The information required by this item is contained under the sections entitled "Management of Three Rivers Bancorp--Directors" and "--Executive Officers" in the Information Statement and such sections are incorporated herein by reference.

Item 6.  Executive Compensation

     The information required by this item is contained under the sections entitled "Management of Three Rivers Bancorp--Board Compensation and Benefits," "Executive Compensation," "New Stock-Based and Incentive Plans of Three Rivers" and "USBANCORP Stock Option Conversion" in the Information Statement and such sections are incorporated herein by reference.

Item 7.  Certain Relationships and Related Transactions

     The information required by this item is contained under the sections entitled "The Distribution--Results of the Distribution," "--Relationship between USBANCORP and Three Rivers Bancorp after the Distribution" and "Management of Three Rivers Bancorp -- Transactions with Management" in the Information Statement and such sections are incorporated herein by reference.


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Item 8.  Legal Proceedings

     The information required by this item is contained under the section entitled "Business--Legal Proceedings" in the Information Statement and such section is incorporated herein by reference.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

     The information required by this item is contained under the sections entitled "Management of Three Rivers Bancorp-Stock Ownership of Executive Officers and Directors" and "Description of Three Rivers Bancorp Capital Stock" in the Information Statement and such sections are incorporated herein by reference.

Item 10.  Recent Sales of Unregistered Securities

     On February 8, 2000, as part of its original incorporation, Three Rivers Bancorp issued 100 shares of its Common Stock, for a total consideration of $1.00, to USBANCORP, Inc. USBANCORP is and will be Three Rivers Bancorp's sole shareholder until the Distribution (as defined and described in the section of the Information Statement entitled "The Distribution," which section is incorporated herein by reference) is completed. Subsequent to the Distribution, USBANCORP will hold no equity interest in Three Rivers Bancorp. However, immediately after the Distribution, shares of Three Rivers Bancorp common stock will be owned by USBANCORP, Inc.'s and U.S. Bank's pension plan, profit sharing plan and 401(k) plan on behalf of their employees.

Item 11.  Description of Registrant's Securities to be Registered

     The information required by this item is contained under the section entitled "Description of Three Rivers Bancorp Capital Stock" in the Information Statement and such section is incorporated herein by reference. Reference is also made to the Amended and Restated Articles of Incorporation and Bylaws of Three Rivers Bancorp, Inc., which are set forth as Exhibits 3.1 and 3.2 hereto.

Item 12.  Indemnification of Directors and Officers

     The information required by this item is contained under the section entitled "Indemnification of Directors" in the Information Statement and such section is incorporated herein by reference.

Item 13.  Financial Statements and Supplementary Data

     The information required by this item is contained (i) under the section entitled "Three Rivers Bancorp, Inc. Consolidated Financial Statements" (including the notes thereto) on pages F-1 through F-30 of the Information Statement and (ii) in the Annual Report on Form 10-K of USBANCORP, Inc. for the year ended December 31, 1999. Such information is incorporated herein by reference.


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Item 14.  Changes in and Disagreements with Accountants on Accounting and
Financial Disclosure.

     Not Applicable.

Item 15.  Financial Statements and Exhibits

     (a) Financial Statements. The information required by this item is contained in:

     (i) the "Index to Financial Statements" on Page F-1 of the Information Statement; and


    (ii) the Annual Report on Form 10-K of USBANCORP, Inc. for the year ended December 31, 1999 filed with the Securities and Exchange Commission, which information is incorporated herein by reference.

     (b) Exhibits. The following exhibits are being filed as a part of this Registration Statement:

     (3.1) Amended and Restated Articles of Incorporation of Three Rivers Bancorp, Inc.

     (3.2)  Amended and Restated Bylaws of Three Rivers Bancorp, Inc.

     (10.1)  Form of Corporate Separation and Reorganization Agreement

     (21.1)  Subsidiaries of Three Rivers Bancorp, Inc.**

     (27.1)  Financial Data Schedule for the Year Ended December 31, 1999
------------------

** Previously filed

Signatures

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              THREE RIVERS BANCORP, INC.

                              By /s/ Terry K. Dunkle
                                -------------------------------
                                 Terry K. Dunkle,
                                 Chairman of the Board and Chief
                                 Executive Officer

                                 Date:  March 30, 2000

                                                                ANNEX A

                                      LOGO


                             INFORMATION STATEMENT


                               PERTAINING TO THE


                                SPIN-OFF OF ITS


                          THREE RIVERS BANK AND TRUST


                                   SUBSIDIARY

                                      LOGO

                             INFORMATION STATEMENT

                           THREE RIVERS BANCORP, INC.
                                  COMMON STOCK

                               ($0.01 PAR VALUE)



     USBANCORP, INC. is furnishing this Information Statement to you, as a holder of record of USBANCORP common stock at the close of business on March 24, 2000 (the "Record Date"). This Information Statement describes the distribution of one share of common stock, $0.01 par value, of Three Rivers Bancorp, Inc. for every two shares of USBANCORP common stock held of record as of that date (the "Distribution"). See "The Distribution -- Manner of Effecting the Distribution."



     We currently own all of the capital stock of Three Rivers Bancorp. As a result of transactions entered into in connection with the Distribution, as of 11:59:59 E.S.T. on April 1, 2000 (the "Distribution Date"), Three Rivers Bancorp will own all of the outstanding capital stock of Three Rivers Bank and Trust Company.


     We will make the Distribution on the Distribution Date. You will not have to pay anything for the shares of Three Rivers Bancorp Common Stock that we distribute to you. There is no public market for Three Rivers Bancorp Common Stock, although we expect that a "when-issued" trading market will develop on or after the Record Date. We have applied to list Three Rivers Bancorp Common Stock on the Nasdaq National Market under the symbol "TRBC".

     We do not need a vote of shareholders in order to make this Distribution. WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.


           The date of this Information Statement is March 27, 2000.

                               TABLE OF CONTENTS



ITEM                                                            PAGE
----                                                            ----
Summary.....................................................       1
Introduction................................................       4
The Distribution............................................       5
USBANCORP, Inc. Pro Forma Condensed Consolidated Financial
  Statements................................................      11
Three Rivers Bank Selected Consolidated Financial Data......      13
Management's Discussion and Analysis of Consolidated
  Financial Condition and Results of Operations of Three
  Rivers Bank...............................................      15
Business....................................................      31
Management of Three Rivers Bancorp..........................      37
New-Stock Based and Incentive Plans of Three Rivers
  Bancorp...................................................      43
USBANCORP Stock Option Conversion...........................      44
Certain Restrictions on Acquisition of Three Rivers
  Bancorp...................................................      45
Description of Three Rivers Bancorp Common Stock............      49
Indemnification of Directors and Officers...................      50
Transfer Agent and Registrar................................      50
Listing and Trading of Three Rivers Common Stock............      50
2001 Annual Meeting and Shareholder Proposals...............      51
Available Information.......................................      51
Index to Financial Statements...............................     F-1

                             INFORMATION STATEMENT

     This Information Statement is being furnished solely to provide information to shareholders of USBANCORP who will receive shares of Three Rivers Bancorp Common Stock in the Distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of USBANCORP or Three Rivers Bancorp. The information contained in this Information Statement is believed to be accurate as of the date set forth on its cover. Changes may occur after that date, and neither USBANCORP nor Three Rivers Bancorp will update the information except in the normal course of their respective public disclosures.

                           FORWARD-LOOKING STATEMENTS

     This Information Statement contains various forward-looking statements and includes assumptions concerning Three Rivers' beliefs, plans, objectives, goals, expectations, anticipations estimates, intentions, operations, future results, and prospects, including statements that include the words "may," "could," "should," "would," "believe," "expect," "anticipate," "estimate," "intend," "plan" or similar expressions. These forward-looking statements are based upon current expectations and are subject to risk and uncertainties. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Three Rivers provides the following cautionary statement identifying important factors (some of which are beyond Three Rivers' control) which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

     Such factors include the following: (i) risk resulting from the Distribution and the operation of Three Rivers Bank as a separate independent company, (ii) the effect of changing regional and national economic conditions;
(iii) the effects of trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System;
(iv) significant changes in interest rates and prepayment speeds; (v) inflation, stock and bond market, and monetary fluctuations; (vi) credit risks of commercial, real estate, consumer, and other lending activities; (vii) changes in federal and state banking and financial services laws and regulations; (viii) the presence in Three Rivers' market area of competitors with greater financial resources than Three Rivers; (ix) the timely development of competitive new products and services by Three Rivers Bank and the acceptance of those products and services by customers and regulators (when required); (x) the willingness of customers to substitute competitors' products and services for those of Three Rivers Bank and vice versa; (xi) changes in consumer spending and savings habits; (xii) unanticipated regulatory or judicial proceedings; and (xiii) other external developments which could materially impact Three Rivers Bank's operational and financial performance.

     The foregoing list of important factors is not exclusive, and neither such list nor any forward-looking statement takes into account the impact that any future acquisition may have on Three Rivers and on any such forward-looking statement.

                                    SUMMARY

     This summary is qualified by the more detailed information set forth elsewhere in this Information Statement, which should be read in its entirety.

Distributing Company................     USBANCORP, Inc.


Three Rivers Bancorp, Inc. .........     Three Rivers Bancorp, Inc., has
                                         received regulatory permission to
                                         become a bank holding company for Three
                                         Rivers Bank. Three Rivers Bancorp and
                                         Three Rivers Bank are headquartered in
                                         Monroeville, Pennsylvania. At December
                                         31, 1999, Three Rivers Bank had $1.07
                                         billion in assets, $572.7 million in
                                         deposits, $479.8 million in loans and
                                         $45.4 million in shareholders' equity
                                         (excluding net assets of discontinued
                                         mortgage banking operations).


What USBANCORP Will Distribute to
You.................................     You will receive one share of Three
                                         Rivers Bancorp Common Stock for every
                                         two shares of USBANCORP common stock
                                         you own. See "The Distribution --
                                         Manner of Effecting the Distribution."
                                         Fractional shares, other than those
                                         held by participants in certain
                                         USBANCORP plans, will be aggregated
                                         into whole shares of Three Rivers
                                         common stock and sold on the open
                                         market by the Distribution Agent, with
                                         the proceeds distributed to holders who
                                         would otherwise be entitled to receive
                                         fractional shares. See "The
                                         Distribution -- Manner of Effecting the
                                         Distribution." You will not need to pay
                                         for the shares of Three Rivers Bancorp
                                         Common Stock you receive, nor will you
                                         be required to surrender or exchange
                                         USBANCORP common stock in order to
                                         receive Three Rivers Bancorp Common
                                         Stock.

Why USBANCORP is Making the
Distribution........................     USBANCORP's management and Board of
                                         Directors have concluded that the
                                         Distribution is in the best interests
                                         of USBANCORP and its shareholders
                                         because it will, among other things:
                                         (i) enhance the ability of Three Rivers
                                         Bank to raise equity capital on a
                                         substantially more cost effective basis
                                         and to facilitate potential
                                         acquisitions, (ii) improve the ability
                                         of both Three Rivers Bank and U.S.
                                         Bank, USBANCORP's other bank
                                         subsidiary, to focus on their
                                         respective banking businesses, which
                                         differ with respect to both union
                                         representation of employees (certain of
                                         U.S. Bank's employees are represented
                                         by a labor union) and geographic market
                                         area, and (iii) permit U.S. Bank to
                                         negotiate with its union with respect
                                         to the possible implementation of an
                                         employee stock ownership plan.


The Number of Shares We Will
Distribute..........................     We will distribute to our shareholders
                                         approximately 6.6 million shares of
                                         Three Rivers Bancorp Common Stock,
                                         based on the number of shares of
                                         USBANCORP common stock outstanding as
                                         of March 24, 2000. USBANCORP will
                                         retain no owner-
                                         ship in Three Rivers. However,
                                         immediately after the Distribution
                                         Date, shares of Three Rivers Bancorp
                                         Common Stock will be owned by the
                                         Pension Plan, Profit Sharing Plan and
                                         401(k) Plan of USBANCORP and U.S. Bank.

What Conditions Must be Satisfied
Before We Make the Distribution.....     We will not make the Distribution
                                         unless:


                                         - the Three Rivers Bancorp Common Stock
                                           is approved for listing on the Nasdaq
                                           National Market, and


                                         - our Board of Directors approves the
                                           final terms of the Distribution,
                                           including, without limitation, the
                                           formal declaration of a dividend to
                                           our shareholders and other specific
                                           actions necessary to the
                                           Distribution.

                                         We may amend, modify or abandon the
                                         Distribution at any time prior to the
                                         Distribution Date.

Trading Market and Symbol...........     There is currently no public market for
                                         Three Rivers Bancorp Common Stock.
                                         Three Rivers Bancorp has applied to
                                         list its Common Stock on the Nasdaq
                                         National Market under the symbol
                                         "TRBC." We expect that Three Rivers
                                         Bancorp Common Stock will be approved
                                         for listing on the Nasdaq National
                                         Market and that trading will commence
                                         on a "when-issued" basis on or after
                                         the Record Date.

Record Date.........................     March 24, 2000.

Distribution Agent..................     Fleet National Bank.


Distribution Date...................     April 1, 2000. We will transfer shares
                                         of Three Rivers Bancorp Common Stock to
                                         the Distribution Agent for the benefit
                                         of the holders of our common stock of
                                         record as of the close of business on
                                         the record date.


Tax Consequences....................     We have received a ruling from the
                                         Internal Revenue Service that the
                                         Distribution will be tax free to us and
                                         to you, our shareholders, for U.S.
                                         Federal income tax purposes. See "The
                                         Distribution -- U.S. Federal Income Tax
                                         Consequences of the Distribution" for a
                                         more detailed description of the
                                         Federal income tax consequences of the
                                         Distribution.

Relationship between USBANCORP and
  Three Rivers after the
  Distribution......................     After the Distribution, USBANCORP will
                                         have no ownership interest in Three
                                         Rivers Bancorp or Three Rivers Bank,
                                         and Three Rivers Bancorp will be an
                                         independent, publicly-held company
                                         owning all of the outstanding capital
                                         stock of Three Rivers Bank. However,
                                         immediately after the Distribution
                                         Date, approximately 49,600 shares of
                                         Three Rivers Bancorp Common Stock
                                         (0.75% of the estimated total
                                         outstanding shares) will be owned by
                                         the Pension Plan, Profit Sharing Plan
                                         and 401(k) Plan of USBANCORP and

                                         U.S. Bank. Three Rivers Bancorp,
                                         USBANCORP and their banking
                                         subsidiaries will enter into agreements
                                         governing their relationship after the
                                         Distribution. The agreements will
                                         provide for each party to make
                                         identified services, records and
                                         personnel available to the other. They
                                         will also provide for allocation of
                                         assets, liabilities and
                                         responsibilities between them with
                                         respect to employee benefits and
                                         compensation and for allocation of tax
                                         liabilities between them for periods
                                         prior to and after the Distribution.

Spin-Off of Standard Mortgage
Corporation of Georgia to
  USBANCORP.........................     Standard Mortgage Corporation of
                                         Georgia ("SMC") is currently a wholly
                                         owned subsidiary of Three Rivers Bank
                                         engaged in the mortgage banking
                                         business. Prior to the Distribution,
                                         Three Rivers Bank will distribute all
                                         of the outstanding shares of the
                                         capital stock of SMC to USBANCORP, so
                                         that SMC will be a wholly owned
                                         subsidiary of USBANCORP. At and for the
                                         year ended December 31, 1999, SMC had
                                         total assets of $55.1 million, total
                                         liabilities of $44.6 million,
                                         shareholders' equity of $10.4 million
                                         and a net loss of $30,000.

Three Rivers Dividend Policy........     The payment and the amount of cash
                                         dividends by Three Rivers Bancorp after
                                         the Distribution will be subject to the
                                         discretion of its Board of Directors.
                                         Dividend decisions will be based on a
                                         number of factors including Three
                                         Rivers Bank's operating results and
                                         financial requirements on a stand-alone
                                         basis as well as legal restrictions.
                                         See "Description of Three Rivers
                                         Bancorp Capital Stock -- Dividends."

Principal Office of Three Rivers....     The executive offices of Three Rivers
                                         Bancorp will be located at 2681 Mosside
                                         Boulevard, Monroeville, Pennsylvania
                                         15146.

                     SHAREHOLDERS WITH QUESTIONS MAY CALL:

     For questions relating to the Distribution and delivery of Three Rivers Bancorp Common Stock certificates, call Fleet National Bank at:


                                 (800) 730-4001


     For other questions, call USBANCORP's Chief Financial Officer at:

                                 (814) 533-5310

     NO PERSON IS AUTHORIZED BY USBANCORP OR THREE RIVERS BANCORP TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS INFORMATION STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR
REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

                                  INTRODUCTION

     After careful review and analysis, the Board of Directors of USBANCORP has concluded that the Distribution is in the best interests of USBANCORP and its shareholders. To effect the Distribution, USBANCORP will:

     - cause Three Rivers Bank to distribute to USBANCORP all of the outstanding capital stock of Standard Mortgage Corporation of Georgia, a wholly owned subsidiary of Three Rivers Bank;

     - contribute all the outstanding capital stock of Three Rivers Bank to Three Rivers Bancorp; and

     - distribute all the outstanding Common Stock of Three Rivers Bancorp to USBANCORP's shareholders.

     After the Distribution, Three Rivers Bancorp will be a regional bank holding company headquartered in Monroeville, Pennsylvania, having 24 branches located in the Pennsylvania counties of Allegheny, Washington and Westmoreland. On a pro forma basis, assuming that the Distribution was completed as of December 31, 1999, Three Rivers Bancorp had total assets, loans and deposits of $1.07 billion, $479.8 million and $572.7 million. Three Rivers Bancorp's pro forma net income for the year ended December 31, 1999, was $10.0 million, and its return on average total equity was 17.9%. See "Business of Three Rivers."

                                THE DISTRIBUTION

REASONS FOR THE DISTRIBUTION

     USBANCORP's management has proposed the Distribution to:

          (i) enhance the ability of Three Rivers Bank to raise equity capital on a substantially more cost effective basis and to facilitate potential acquisitions;

          (ii) improve the ability of both Three Rivers Bank and U.S. Bank to focus on their respective banking businesses; and

          (iii) permit U.S. Bank to negotiate with its labor union with respect to the possible implementation of an employee stock ownership plan.

     Each of these reasons for the Distribution stems primarily from the incompatibility of U.S. Bank and Three Rivers Bank. This incompatibility is due largely to the fact that U.S. Bank's non-management personnel are represented by the United Steelworkers Union and are covered by a collective bargaining agreement, while Three Rivers Bank employees are not covered by a union agreement. Banking in the United States is generally a non-unionized industry. We estimate that there are fewer than 20 unionized banks out of the 7,000 banking institutions in the United States. We believe that the presence of a union at U.S. Bank prevents Three Rivers Bank and U.S. Bank from pursuing separate strategies and achieving objectives appropriate to their specific situations.

     We believe, based on discussions with our investment bankers, that the union presence creates market perceptions that have resulted in a discount in USBANCORP's stock price compared to the stock price of its peers. This discount in USBANCORP's stock price is, in effect, an elimination of the "acquisition premium" that is inherent in the stock price of most financial institutions. The "acquisition premium" is a significant component of the fair market value of most financial institutions that relates to their potential to be acquired. It exists even if there is no intention on the part of management to sell the institution. The acquisition premium is caused by the virtually universal expectation that the banking industry will continue to consolidate.

     We believe, based on discussions with our investment bankers, that USBANCORP's stock price contains little or no acquisition premium. The financial markets do not perceive USBANCORP as a potential acquisition target because investors believe that potential acquirers fear the risks associated with a banking entity that has a unionized workforce. In turn, because of the lack of acquisition premium, USBANCORP is not viewed as a potential acquirer because its stock is less attractive to potential sellers. Potential targets typically desire to be acquired by institutions that are themselves perceived favorably as potential targets, so that their shareholders (a) can remain invested in banking in a more efficient and competitive institution, and (b) have an opportunity to receive a second acquisition premium in a subsequent sale. In addition, potential targets also fear the spread of union representation to the target's workforce.

     With respect to the first business purpose, management of Three Rivers Bank would like to take part in the consolidation of the banking industry by acquiring other banks. Accordingly, management would like to position Three Rivers Bank so that it can raise capital through a Three Rivers Bancorp stock offering and make acquisitions with the proceeds of such an offering, or use its stock as acquisition capital.

     We believe, based on discussions with our investment bankers, that the Distribution should enhance Three Rivers' ability to expand through acquisitions. First, Three Rivers Bancorp and its subsidiaries will not be parties to any collective bargaining agreements with unions and, therefore, any target bank's concerns regarding union affiliation will be eliminated. Secondly, as a nonunion affiliated group, the price/earnings ratio of Three Rivers Bancorp's stock should ultimately be more closely aligned with peer ratios, although no assurance can be given that it will do so. If such market valuation occurs, the value of Three Rivers Bancorp Common Stock, as acquisition currency, would be more competitive with its peers. As a result, Three Rivers Bancorp would be better able to pursue its strategy of being an acquirer of target banks or other financial service companies.

     Even if Three Rivers Bancorp is unable to expand through acquisitions, management believes that the Distribution will allow Three Rivers Bancorp to raise capital through a public offering at a per share price that is more consistent with the stock price of its peers. This additional capital would also alleviate the potential for regulatory constraints on Three Rivers Bank's ability to make certain types of loans and loans within certain industries. The strong loan demand from customers, coupled with the stock repurchases that USBANCORP management has implemented in order to remain competitive, have caused certain of Three Rivers Bank's loan concentrations, when tested by regulators as a percentage of equity, to approach certain regulatory limitations.

     For the foregoing reasons, our investment bankers have advised us that if Three Rivers Bank is separated from USBANCORP through a spin off, Three Rivers Bank (through Three Rivers Bancorp) should be better situated to participate in the consolidation of the banking industry and to raise capital.

     The second business purpose for the Distribution, which is related to the first purpose, is to remedy the lack of fit and focus between Three Rivers Bank and U.S. Bank. A separation of these banks would allow each bank to pursue separate strategies that are necessary to enhance each bank's performance and to allow each bank to remain competitive by eliminating the systemic management, operational and financing issues that have arisen out of the fact that one bank is unionized while the other is not. Most notably, U.S. Bank has not been able to aggressively grow or directly promote its union connection because USBANCORP has been reluctant to allocate additional capital to U.S. Bank for such purposes.

     The Distribution will allow U.S. Bank to aggressively pursue its own business strategies including, among other things, marketing itself as a union institution. This strategy will allow U.S. Bank to capitalize on its good relationship with the United Steelworkers of America, which represents about 65% of U.S. Bank's total work force. In 1998, U.S. Bank received the Pennsylvania Governor's Award for outstanding labor-management cooperation. In October 1999, a four-year collective bargaining agreement was signed, which was approved by over 90% of the union's voting members. Management believes that this contract will, among other things, allow it to expand customer convenience by providing non-traditional hours of service, and to facilitate certain of its post-Distribution strategies described below.

     Management does not believe that, after the Distribution, USBANCORP will be an acquisition target or likely acquiror of other banks. Rather, it anticipates internal growth for the institution achieved through the successful implementation of its business plan, which includes a plan to market the union as a strength.

     After the Distribution, U.S. Bank intends to, among other things:

     - commit the capital resources necessary to expand its presence into the demographically attractive Centre County, Pennsylvania market,

     - actively advertise its union affiliation, including placing the United Steelworkers logo on selected print and electronic media advertising, and aggressively market its services to unions and union members in the western Pennsylvania market,

     - include union representation on its board of directors,

     - more aggressively seek to attract union business in its trust department, including the management of Taft-Hartley funds and other union pension and health and welfare funds, and

     - seek to attract union investment in USBANCORP stock.

     By focusing its business plan on U.S. Bank's strengths and opportunities, management of USBANCORP believes it will be able to significantly grow its earnings stream to a level that, coupled with its capital management strategies, will allow USBANCORP to be an attractive investment for its shareholders.

     As further evidence of the lack of fit and focus between the two banks, U.S. Bank is in a demographically older, slower growth market, while Three Rivers Bank is in a younger, stronger growth market. U.S. Bank enjoys a dominant market share in its slow growth market, whereas Three Rivers Bank has only a small share of the market it serves. The different characteristics of each bank have resulted in the evolution of two distinct business strategies. Three Rivers Bank believes that it should focus on its core commercial banking competence and not attempt to be "all things to all people." In seeking new commercial banking customers, Three Rivers Bank will aggressively pursue an increased share of the greater Pittsburgh market. By contrast, U.S. Bank believes that it must have a full menu of banking and investment products, including trust services, to offer its older customer base. As a result, U.S. Bank's corporate strategy is to develop its full menu of services and cross market as many services as possible to a relatively stable customer base.

     Finally, the Distribution would allow USBANCORP and U.S. Bank to position themselves to negotiate and organize an employee stock ownership plan (an "ESOP") for the benefit of employees of the USBANCORP affiliated group. In order to assist U.S. Bank in its negotiations with the union, U.S. Bank has desired for some time to offer an employee stock ownership plan ("ESOP") to its employees. However, because of the requirements of the Employee Retirement Income Security Act (ERISA), USBANCORP is unable to initiate an ESOP at U.S. Bank unless employees of Three Rivers Bank are also eligible to participate. The separation of Three Rivers Bank and U.S. Bank will enable U.S. Bank to offer the creation of an ESOP to the union in exchange for modifications in other benefit plans. Any implementation of the ESOP would be contingent on an agreement being reached between U.S. Bank and the union with respect to the terms of the ESOP.

     Accordingly, USBANCORP has concluded that the long-term interests of both businesses are best served through the creation of two separate, independent corporations which can each focus on pursuing its own defined business strategies.

MANNER OF EFFECTING THE DISTRIBUTION

     On or before the Distribution Date, USBANCORP will transfer to Fleet National Bank, as Distribution Agent for the benefit of holders of record of USBANCORP Common Stock at the close of business on March 24, 2000 (the "Record Date"), certificates evidencing all shares of Three Rivers Bancorp Common Stock then owned by USBANCORP.

     The Distribution will be made to holders of record of USBANCORP Common Stock at the close of business on the Record Date, without any consideration being paid by such holders, on the basis of one share of Three Rivers Bancorp Common Stock for every two shares of USBANCORP Common Stock held on the Record Date. Commencing on or about the Distribution Date, the Distribution Agent will begin mailing certificates evidencing ownership of shares of Three Rivers Bancorp Common Stock to holders of record of USBANCORP Common Stock. The shares of Three Rivers Bancorp Common Stock will be fully paid and nonassessable and holders will not be entitled to preemptive rights. See "Description of Three Rivers Capital Stock -- Three Rivers Bancorp Common Stock."

     The Distribution Agent will aggregate all fractional shares, other than those held by participants in certain USBANCORP plans described below, into whole shares of Three Rivers Bancorp Common Stock and sell them on the open market at prevailing prices on behalf of holders who would otherwise be entitled to receive such fractional share interests. Any such persons entitled to receive at least $0.01 will receive a cash payment for their portion of the total sale proceeds. Any persons entitled to receive less than $0.01 will have their fractional shares canceled.


     Distribution of Three Rivers Bancorp Common Stock with respect to USBANCORP Common Stock held in the USBANCORP and U.S. Bank Pension Plan, Profit Sharing Plan, and 401(k) Plan will be credited to participants' accounts. Participants in the USBANCORP Dividend Reinvestment Plan will automatically become participants in the Three Rivers Bancorp Dividend Reinvestment Plan, and the distribution of Three Rivers Bancorp Common Stock with respect to USBANCORP Common Stock held in the USBANCORP Dividend Reinvestment Plan will be credited to participants' accounts in the Three Rivers Bancorp Dividend Reinvestment Plan. Fractional shares will be credited with respect to the USBANCORP and U.S. Bank Pension Plan, Profit Sharing Plan, and 401(k) Plan and the Three Rivers Bancorp Dividend Reinvestment Plan.

     The Distribution is subject to a number of conditions including:



          (i) the Three Rivers Bancorp Common Stock being approved for listing on the Nasdaq National Market; and



          (ii) approval by USBANCORP's Board of Directors of the final terms of the Distribution, including, without limitation, the formal declaration of a dividend to USBANCORP's shareholders and other specific actions necessary to the Distribution.


     The USBANCORP Board of Directors may amend, modify or abandon the Distribution at any time prior to the Distribution Date.

RESULTS OF THE DISTRIBUTION

     Subsequent to the Distribution, which will be effective at 11:59:59 p.m. E.D.T. on the Distribution Date, Three Rivers Bancorp, together with Three Rivers Bank and its subsidiaries, will operate as an independent banking company, principally in the Pennsylvania Counties of Allegheny, Washington and Westmoreland. USBANCORP, together with its subsidiaries U.S. Bank, Standard Mortgage Corporation of Georgia, USBANCORP Trust and Financial Services Company, United Bancorp Life Insurance Company, USNB Financial Services Corporation, UBAN Associates, Inc. and UBAN Mortgage Company, will continue to conduct business principally in the Pennsylvania Counties of Cambria, Somerset, Westmoreland and Centre.

RELATIONSHIP BETWEEN USBANCORP AND THREE RIVERS BANCORP AFTER THE DISTRIBUTION

     After the Distribution, USBANCORP will have no ownership interest in Three Rivers Bancorp or Three Rivers Bank, and Three Rivers Bancorp will be an independent, publicly-owned company. However, immediately after the Distribution Date, approximately 49,600 shares of Three Rivers Bancorp Common Stock (0.75% of the estimated total outstanding shares) will be owned by USBANCORP's and U.S. Bank's Pension Plan, Profit Sharing Plan and 401(k) Plan. Three Rivers Bancorp and USBANCORP will enter into certain agreements, described below, governing their relationship subsequent to the Distribution and providing for the allocation of tax liabilities and obligations arising from periods prior to and after the Distribution. Copies of the forms of such agreements are filed with the Securities and Exchange Commission as exhibits to the Registration Statement of which this Information Statement is a part. The following summarizes the material terms of such agreements, but is qualified by reference to the text of such agreements.

SPIN-OFF OF STANDARD MORTGAGE CORPORATION TO USBANCORP

     Standard Mortgage Corporation of Georgia ("SMC") is currently a wholly owned subsidiary of Three Rivers Bank engaged in the mortgage banking business. Prior to the Distribution, Three Rivers Bank will distribute all of the outstanding shares of the capital stock of SMC to USBANCORP, so that SMC will be a wholly owned subsidiary of USBANCORP. This internal distribution is being effected: (i) because the business of SMC will be more closely associated with the business plan of USBANCORP than with that of Three Rivers Bancorp, and (ii) in order to continue to provide USBANCORP with an income stream to partially fund certain current debt service obligations that it will retain after the Distribution. SMC was originally acquired by USBANCORP as part of its acquisition of Johnstown Savings Bank in July 1994.

SEPARATION AGREEMENT

     USBANCORP and Three Rivers Bancorp will enter into a Separation Agreement, which will provide for, among other things, certain services, records and personnel which USBANCORP and Three Rivers Bancorp will make available to each other after the Distribution Date.

SERVICES AGREEMENT

     To facilitate an orderly transition, USBANCORP and Three Rivers Bancorp may enter into a Services Agreement pursuant to which USBANCORP may continue to provide, upon annual review, certain services to Three Rivers, with the related costs and expenses being paid by Three Rivers. Three Rivers will nonetheless have to utilize additional personnel to perform certain services previously provided by USBANCORP, such as investor relations, credit review and analysis and the chief financial officer function.

TAX SEPARATION AGREEMENT

     USBANCORP and Three Rivers Bancorp will enter into a Tax Separation Agreement (the "Tax Separation Agreement"), on behalf of themselves and their respective consolidated groups, that reflects each party's rights and obligations with respect to payments and refunds of taxes that are attributable to periods beginning prior to and including the Distribution Date and taxes resulting from transactions effected in connection with the Distribution. The Tax Separation Agreement also expresses each party's intention with respect to certain tax attributes of Three Rivers Bancorp after the Distribution. The Tax Separation Agreement provides for payments between the two companies for certain tax adjustments made after the Distribution that cover pre-Distribution tax liabilities. Other provisions cover the handling of internal audits, settlements, stock options, elections, accounting methods and return filing in cases where both companies have an interest in the results of these activities.

     Pursuant to the Tax Separation Agreement, Three Rivers Bancorp will agree to refrain from engaging in certain transactions for two years following the Distribution if such transactions would (i) result in any increased tax liability or reduction of any tax asset of the USBANCORP group, or any member of the USBANCORP group, or (ii) be inconsistent with the information and representations furnished to the Internal Revenue Service in connection with USBANCORP's request for the private letter ruling with respect to the Distribution. Transactions subject to this agreement will include, among others, certain liquidation, merger and consolidation transactions, certain transactions involving the issuance or redemption of Three Rivers Bancorp Common Stock, the sale, distribution or other disposition of assets in a manner that would adversely affect the tax consequences of the Distribution or any transaction effected in connection with the Distribution, and the discontinuation of certain businesses or business activities. See "Certain U.S. Federal Income Tax Consequences of the Distribution."

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

     USBANCORP has received a ruling (the "Tax Ruling") from the Internal Revenue Service (the "Service") to the effect that the Distribution will qualify as a tax-free distribution under Sections 355 and 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and, accordingly, that: (i) USBANCORP's shareholders will not recognize income, gain or loss upon the receipt of shares of Three Rivers Bancorp Common Stock (including any fractional share interests to which a shareholder is entitled); (ii) the aggregate tax basis of the shares of USBANCORP Common Stock and Three Rivers Bancorp Common Stock (including any fractional share interests to which a USBANCORP shareholder is entitled) held by a USBANCORP shareholder after the Distribution will be the same as the tax basis of the shares of USBANCORP Common Stock held by such shareholder immediately before the Distribution, and will be allocated between the shares of Three Rivers Bancorp Common Stock and USBANCORP Common Stock in proportion to their relative fair market values on the Distribution Date; (iii) the holding period of the shares of Three Rivers Bancorp Common Stock received by a USBANCORP shareholder (including any fractional share interests to which a USBANCORP shareholder is entitled) will include the holding period of the shares of USBANCORP Common Stock with respect to which the Distribution was made, provided that the shares of USBANCORP Common Stock are held as a capital asset by such shareholder on the Distribution Date; and (iv) a holder of a fractional share interest in Three Rivers Bancorp Common Stock will recognize gain or loss on the sale of such fractional share interest equal to the difference between the cash received and the holder's basis in such fractional share interest. Provided the fractional share interest is a capital asset in the hands of such holder, such gain or loss will be capital gain or loss, subject to the provisions and limitations of subchapter P and Chapter 1 of the Code.

     The Tax Ruling, while generally binding upon the Service, is subject to certain factual representations and assumptions. If such factual representations and assumptions were or become incorrect in a material respect, the Tax Ruling could become invalid. USBANCORP is not aware of any facts or circumstances which would cause such representations and assumptions to be untrue. In addition, Three Rivers Bancorp has agreed to certain restrictions on its future actions, and the future actions of its subsidiaries, to provide further assurance that the Distribution will not be a taxable event to USBANCORP or its shareholders under Section 355 of the Code. See "-- Tax Separation Agreement."

     If the Distribution were not to qualify as a tax-free spin-off under
Section 355 of the Code, then, in general, a corporate tax would be payable by the consolidated group of which USBANCORP is the common parent, based upon the difference between (x) the fair market value of the Three Rivers Bancorp Common Stock and (y) and the adjusted basis of such stock on the date of the Distribution. In addition, under the consolidated return regulations, each member of the USBANCORP consolidated group is jointly and severally liable for such tax. If the Distribution were to occur and not qualify as a tax-free spin-off under Section 355 of the Code, the resulting tax liability would have an adverse effect on the financial position, results of operations and cash flows of USBANCORP and its subsidiaries.

     Furthermore, if the Distribution were not to qualify as a tax-free spin-off, each USBANCORP shareholder receiving shares of Three Rivers Bancorp Common Stock in the Distribution would be treated as if such shareholder had received a taxable distribution in an amount equal to the fair market value of the Three Rivers Bancorp Common Stock received by such shareholder in the Distribution, which could result in (x) a dividend to the extent of such shareholder's pro rata share of USBANCORP'S current and accumulated earnings and profits, (y) a reduction in such shareholder's basis in USBANCORP Common Stock to the extent the amount received exceeds such shareholder's share of such earnings and profits, and (z) a gain from the exchange of USBANCORP Common Stock to the extent the amount received exceeds both such shareholder's share of such earnings and profits and such shareholder's basis in USBANCORP Common Stock.

     Under the Tax Separation Agreement, Three Rivers Bancorp will agree to indemnify USBANCORP against, and save USBANCORP harmless from, among other things, any tax liability under Section 355(e) of the Code or under any related state or local tax law, and any liability, damage, cost or expense which USBANCORP may incur as a result an adverse tax determination under Section 355(e) of the Code caused by any action of Three Rivers Bancorp or its subsidiaries. See "-- Tax Separation Agreement."

     The foregoing is a summary of the material U.S. Federal income tax consequences of the Distribution under the law in effect as of the date of this Information Statement. IT DOES NOT PURPORT TO COVER ALL INCOME TAX CONSEQUENCES AND MAY NOT APPLY TO SHAREHOLDERS WHO ACQUIRED THEIR USBANCORP SHARES IN CONNECTION WITH A GRANT OF SHARES AS COMPENSATION, WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES, OR WHO ARE OTHERWISE SUBJECT TO SPECIAL TREATMENT UNDER THE CODE. All USBANCORP shareholders should consult their own tax advisors regarding the appropriate income tax treatment of their receipt of Three Rivers Bancorp Common Stock, including the application of Federal, state, local and foreign tax laws, and the effect of possible changes in tax law that may affect the tax consequences described above.

                                USBANCORP, INC.


                        PRO FORMA CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

     The USBANCORP Pro Forma Condensed Consolidated Financial Statements should be read in conjunction with the historical consolidated financial statements and the notes thereto of (i) USBANCORP, Inc., which are incorporated herein by reference to USBANCORP's Annual Report on Form 10-K for the year ended December 31, 1999, and (ii) Three Rivers Bancorp, which are contained in this Information Statement. The Three Rivers Bancorp Pro Forma Condensed Consolidated Financial Statements are set forth in Note 22 to the Three Rivers Bancorp consolidated financial statements. The USBANCORP pro forma condensed consolidated income statement assumes that the Distribution occurred on January 1, 1999, and the pro forma condensed consolidated balance sheet assumes that the Distribution occurred on December 31, 1999. The pro forma condensed consolidated financial information is presented for informational purposes only and does not purport to reflect the results of operations or financial position of USBANCORP or Three Rivers Bancorp or the results of operations or financial position that would have occurred had USBANCORP or Three Rivers Bancorp been operated as a separate, independent company. The pro forma adjustments to the accompanying historical consolidated statements of income and consolidated balance sheets are set forth below.

             PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                          THREE RIVERS
                                           USBANCORP        BANCORP                       USBANCORP
                                           HISTORICAL      HISTORICAL                     PRO FORMA
                                           YEAR ENDED      YEAR ENDED                     YEAR ENDED
                                          DECEMBER 31,    DECEMBER 31,                   DECEMBER 31,
                                              1999            1999        ADJUSTMENTS        1999
                                          ------------    ------------    -----------    ------------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                   UNAUDITED
Total Interest Income...................    $165,188        $70,816                         $94,372
Total Interest Expense..................      99,504         41,082                          58,422
Net Interest Income.....................      65,684         29,734                          35,950
Provision for loan losses...............       1,900            300                           1,600
Net Interest Income After Provision for
  Loan Losses...........................      63,784         29,434                          34,350
Total Non-Interest Income...............      24,374          5,653                          18,721
Total Non-Interest Expense..............      60,815         21,027            469(A)        40,257
Income Before Income Taxes..............      27,343         14,060           (469)          12,814
Provision for income taxes..............       6,922          4,090           (142)(B)        2,690
Net Income..............................    $ 20,421        $ 9,970         $ (327)         $10,124
Diluted earnings per share..............    $   1.52             --         $(0.77)         $  0.75
Average shares outstanding..............      13,451             --             --           13,451

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                                           THREE RIVERS
                                            USBANCORP         BANCORP                         USBANCORP
                                          HISTORICAL AT    HISTORICAL AT                     PRO FORMA AT
                                          DECEMBER 31,     DECEMBER 31,                      DECEMBER 31,
                                              1999             1999         ADJUSTMENTS          1999
                                          -------------    -------------    -----------      ------------
                                                                  (IN THOUSANDS)
                                                                     UNAUDITED
ASSETS
Cash and due from banks.................   $   55,434       $   24,228        $  (327)(A)     $   30,879
Investment securities...................    1,187,335          522,264                           665,071
Loans...................................    1,085,454          474,741                           610,713
Other assets............................      139,256           54,929         10,426(C)          94,753
Total Assets............................   $2,467,479       $1,076,162        $10,099(C)      $1,401,416
LIABILITIES
Deposits................................   $1,230,941       $  572,695                        $  658,246
Total borrowed funds....................    1,099,842          438,394                           661,448
Other liabilities.......................       24,139            9,280                            14,859
Total Liabilities.......................    2,354,922        1,020,369                         1,334,553
Total stockholders equity...............      112,557           55,793         10,099(A,C)        66,863
Total Liabilities and Stockholders
  Equity................................   $2,467,479       $1,076,162        $10,099         $1,401,416

---------------

Notes to unaudited pro forma condensed consolidated financial statements:

(A) To record the additional incremental expenses USBANCORP expects to incur that were previously allocated to and paid by Three Rivers Bank.

 (B) To record the income tax impact of the above costs at the Company's historical effective tax rate.

 (C) To record the distribution by Three Rivers Bank (prior to the Distribution) of all of the outstanding shares of the capital stock of SMC to USBANCORP, so that SMC will be a wholly owned subsidiary of USBANCORP.

                       [THREE RIVERS BANCORP, INC. LOGO]


                               THREE RIVERS BANK

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data includes the operations of Three Rivers Bank on a consolidated basis, excluding the balance sheet data and results of operations of Standard Mortgage Corporation of Georgia, its wholly owned subsidiary which will be spun off to USBANCORP prior to the Distribution. See "The Distribution -- Spin-Off of Standard Mortgage Corporation to USBANCORP."


     The following selected consolidated financial data of Three Rivers Bank should be read in conjunction with, and is qualified in its entirety by reference to, the audited Consolidated Financial Statements, the unaudited Consolidated Financial Statements and the related notes thereto included on pages F-2 to F-29.



     The pro forma selected financial data of Three Rivers Bancorp set forth below is derived from the unaudited Pro Forma Condensed Combined Financial Information included on page F-29. The pro forma data does not purport to represent what Three Rivers Bancorp's financial position or results of operations would have been had it operated as a separate, independent company, nor does it give effect to any events other than those discussed in the related notes. The pro forma data also does not purport to project Three Rivers Bancorp's financial position or results of operations as of any future date or for any future period.


     The capital structure that existed when Three Rivers Bank operated as part of USBANCORP may not be representative of the expected future capital structure as a separate, independent company. Accordingly, per share data for earnings and cash dividends declared has not been presented except for pro forma earnings per share for the year ended December 31, 1999, for which a distribution of one share of Three Rivers Bancorp Common Stock for every two shares of USBANCORP Common Stock outstanding was assumed.

                                  PRO FORMA                         YEAR ENDED DECEMBER 31,
                                 YEAR ENDED       -----------------------------------------------------------
                              DECEMBER 31, 1999      1999         1998       1997(1)     1996(1)     1995(1)
                              -----------------   -----------   ---------   ---------   ---------   ---------
                                 (UNAUDITED)       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
SUMMARY OF INCOME STATEMENT
  DATA:
Total interest income.......     $   70,816       $   70,816    $ 67,926    $ 65,103    $ 55,439    $ 50,812
Total interest expense......         41,082           41,082      38,455      36,032      29,371      27,724
Net interest income.........         29,734           29,734      29,471      29,071      26,068      23,088
Provision for loan losses...            300              300         300         113          90         285
Net interest income after
  provision for loan
  losses....................         29,434           29,434      29,171      28,958      25,978      22,803
Total non-interest income...          5,653            5,653       6,918       5,282       4,866       5,175
Total non-interest
  expense...................         21,600           21,027      20,320      19,598      21,558      18,927
Income before income
  taxes.....................         13,487           14,060      15,769      14,642       9,286       9,051
  Provision for income
     taxes..................          3,917            4,090       4,762       4,522       2,523       2,513
Income from continuing
  operations................          9,570            9,940      11,007      10,120       6,763       6,538
PER COMMON SHARE DATA:
Basic and diluted
  earnings..................           1.44               NR          NR          NR          NR          NR
Book value at period
  end(2)....................           8.32               NR          NR          NR          NR          NR
BALANCE SHEET AND OTHER
  DATA:
Total assets................      1,076,162        1,076,162     985,586     947,669     838,568     741,125
Loans and loans held for
  sale, net of unearned
  income....................        479,762          479,762     468,194     466,615     431,928     367,940
Allowance for loan losses...          5,021            5,021       6,104       6,006       6,025       6,834

                                  PRO FORMA                         YEAR ENDED DECEMBER 31,
                                 YEAR ENDED       -----------------------------------------------------------
                              DECEMBER 31, 1999      1999         1998       1997(1)     1996(1)     1995(1)
                              -----------------   -----------   ---------   ---------   ---------   ---------
                                 (UNAUDITED)       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
Investment securities
  available for sale........     $  522,264       $  522,264    $327,669    $279,461    $182,793    $166,814
Investment securities held
  to maturity...............             --               --     149,988     167,339     180,226     163,001
Deposits....................        572,695          572,695     560,450     525,810     529,337     552,988
Total borrowings............        438,394          438,394     354,272     360,844     253,529     133,783
Stockholders' equity........         55,793           55,793      61,031      51,838      47,193      46,666
Full-time equivalent
  employees.................            246              246         260         259         273         289
SELECTED FINANCIAL RATIOS:
Return on average total
  equity....................          17.20%           17.92%      18.58%      20.13%      14.49%      15.20%
Return on average assets....           0.93             0.97        1.16        1.14        0.87        0.91
Loans and loans held for
  sale, net of unearned
  income, as a percent of
  deposits, at period end...          83.77            83.77       85.31       83.36       71.46       69.84
Ratio of average total
  equity to average
  assets....................           5.39             5.39        6.27        5.68        6.00        6.00
Interest rate spread(3).....           2.56             2.56        2.74        2.96        3.19        2.93
Net interest margin(4)......           3.07             3.07        3.31        3.50        3.71        3.50
Allowance for loan losses as
  a percentage of loans and
  loans held for sale, net
  of unearned income, at
  period end................           1.05             1.05        1.30        1.34        1.69        1.75
Non-performing assets as a
  percentage of loans and
  loans held for sale and
  other real estate owned,
  at period end(5)..........           1.87             1.87        0.66        0.96        1.17        1.52
Net charge-offs as a
  percentage of average
  loans and loans held for
  sale......................           0.30             0.30        0.04        0.03        0.23        0.07
One year GAP ratio, at
  period end(6).............           0.57             0.57        1.02        0.64        0.84        0.78


---------------
(1) Includes the results of operation of Community Savings Bank for the period from January 1, 1995 until its merger with and into Three Rivers Bank on July 18, 1997.

(2) Common stockholders' equity divided by outstanding common shares at period end.

(3) Represents the difference between the average yield earned on interest earning assets, computed on a tax-equivalent basis, and the average rate paid on interest bearing liabilities.

(4) Represents net interest income, computed on a tax-equivalent basis, as a percentage of average total interest earning assets.

(5) See Note 8 of the Notes to the Combined Financial Statements set forth elsewhere herein.

(6) Represents rate sensitive assets (interest earning assets which will mature or reprice within one year) divided by rate sensitive liabilities (interest bearing liabilities which will mature or reprice within one year).

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                              OF THREE RIVERS BANK


     Three Rivers Bancorp has only recently been formed and therefore, it has no results of operations. As a result, this discussion relates to the financial condition and results of operations of Three Rivers Bank and its subsidiaries (excluding Standard Mortgage Corporation of Georgia, the stock of which will be distributed to USBANCORP prior to the Distribution) on a combined basis.

     The following discussion and analysis of financial condition and results of operations of Three Rivers Bank should be read in conjunction with the combined financial statements of Three Rivers Bank, including the related notes thereto, included elsewhere herein.

     The following table summarizes some of Three Rivers Bank's key performance indicators for the three years ended December 31, 1999, 1998 and 1997.

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                               1999        1998        1997
                                                              -------    --------    --------
                                                               (IN THOUSANDS, EXCEPT RATIOS)
Income from continuing operations...........................  $9,970     $11,007     $10,120
Return on average equity....................................   17.92%      18.58%      20.13%
Return on average assets....................................    0.97        1.16%       1.14%

RESULTS OF OPERATIONS

     Performance Overview for Years Ended December 31, 1999 and 1998. Three Rivers Bank's income from continuing operations ("net income") for the year ending December 31, 1999 totaled $10.0 million. The 1999 results are $1.04 million or 9.4% lower than the $11.0 million reported for 1998. Three Rivers Bank's return on equity (ROE) averaged 17.92% for year ending December 31, 1999 which represented a decrease from the 18.58% ROE reported in 1998. The Bank's return on assets dropped by 19 basis points to 0.97% for year 1999.

     Reduced non-interest income and higher non-interest expenses negatively impacted both net income and ROE in 1999. Specifically, non-interest income decreased by $1.3 million or 18.3%, while non-interest expense increased by $707,000 or 3.5%. The Bank's ROE was favorably impacted by a reduced balance of total equity. The Bank's equity base on average for the year declined by $6.4 million due to a drop in other comprehensive income caused by a decrease in the Bank's available for sale securities portfolio.

     Performance Overview for the Years Ended December 31, 1998 and 1997. Three Rivers Bank's net income for 1998 was $11.0 million compared to net income of $10.1 million for 1997. When 1998 is compared to 1997, the Bank's net income increased by $887,000 or 8.8%. The Bank's return on equity averaged 18.58% for 1998 compared to 20.13% for 1997.

     An increase in Three Rivers Bank's net interest margin and a higher level of non-interest income more than offset an increased amount of non-interest expense resulting in an earnings increase in 1998. Specifically, total non-interest income increased by $1.6 million or 31.0% while net interest income also increased by $400,000 or 1.4% from the prior year. This net $2.0 million increase in total revenue more than offset higher non-interest expense and an increase in the provision for loan losses. Total non-interest expense was $722,000 or 3.7% higher in 1998 while the provision for loan losses increased by $187,000.

     Net Interest Income and Margin. Three Rivers Bank's net interest income represents the amount by which interest income on earning assets exceeds interest paid on interest bearing liabilities. Net interest income is a primary source of the Bank's earnings; it is affected by interest rate fluctuations as well as changes in the amount and mix of earning assets and interest bearing liabilities. It is the Bank's philosophy to strive to optimize net interest margin performance in varying interest rate environments.

     The following table summarizes Three Rivers' net interest income performance for each of the past three years:

                                                                     YEAR ENDED DECEMBER 31,
                                                              --------------------------------------
                                                                 1999          1998          1997
                                                              ----------    ----------    ----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA
                                                                           AND RATIOS)
Interest Income.............................................   $70,816       $67,926       $65,103
Interest expense............................................   $41,082       $38,455       $36,032
Net interest income.........................................   $29,734       $29,471       $29,071
Tax-equivalent adjustment...................................       936           782           731
Net tax-equivalent interest income..........................   $30,670       $30,253       $29,802
Net interest margin.........................................      3.07%         3.31%         3.50%

     1999 Net Interest Performance Overview. Three Rivers Bank's net interest income on a tax-equivalent basis increased by $417,000 or 1.4% due to a higher level of earning assets. Total average earning assets were $85.1 million higher in the year ending December 31, 1999 due to a $84.8 million or 19.2% increase in investment securities. The higher amount of investment securities was funded primarily by a $58.4 million increase in FHLB advances and $12.0 million in deposits acquired in a branch acquisition completed in February 1999.

     The income benefit from this growth in earning assets was partially offset by a 24 basis point decline in the net interest margin to 3.07%. The drop in the net interest margin reflects a 34 basis point decline in the earning asset yield which more than offset the benefit of a 15 basis point reduction in the cost of funds.


     The overall growth in the earning asset base was one strategy used by the Bank to leverage its capital. The maximum amount of leveraging the Bank can perform is controlled by internal policy requirements to maintain a minimum asset leverage ratio of no less than 6.0% (see further discussion under Capital Resources) and to limit net interest income variability to plus or minus 7.5% and net income variability to plus or minus 15% over a twelve month period. (See further discussion under Interest Rate Sensitivity).


     Component Changes in Net Interest Income: 1999 versus 1998. Regarding the separate components of net interest income, Three Rivers Bank's total tax-equivalent interest income for the year ending December 31, 1999, increased by $3.0 million or 4.4% when compared to 1998. This increase was due to the previously mentioned $85 million or 9.4% increase in total average earning assets which caused interest income to rise by $6.1 million. This positive factor was offset by a 34 basis point drop in the earning asset yield to 7.21% that caused a $2.3 million reduction in interest income. Within the earning asset base, the yield on the total loan portfolio declined by 35 basis points to 8.10% due to the downward repricing of floating rate assets and the reinvestment of cash received on higher yielding prepaying assets into loans with lower interest rates. The yield on total investment securities decreased by 22 basis points to 6.34% due to accelerated mortgage prepayments and the reinvestment of this cash into lower yielding securities. These heightened prepayments reflect increased customer refinancing activity due to drops in intermediate- and long-term interest rates on the treasury yield curve particularly in the fourth quarter of 1998 and first quarter of 1999. This refinancing activity slowed significantly beginning in the second quarter of 1999 when the treasury yield curve began steepening again.

     Three Rivers Bank's total interest expense for the year ending December 31, 1999, increased by $2.6 million or 6.8% when compared to the full year 1998. This higher interest expense was due primarily to a $83 million increase in average interest bearing liabilities. The growth in interest bearing liabilities included a $14 million increase in interest bearing deposits due largely to the deposits acquired with the February 1999 branch acquisition, net of certificate of deposit run-off and the sale of one small branch office. The remainder of the interest bearing liability increase occurred in FHLB advances which increased by $58 million and were used to help fund the previously mentioned earning asset growth. Short-term borrowings and FHLB advances had an average cost of 5.43% for the year ending December 31, 1999 which was 20 basis points lower than their cost in the prior year but 144 basis points greater than the average cost of deposits which amounted to 3.99%. The Bank was able to reduce its cost of deposits by 21 basis points due primarily to lower costs for certificates of deposit. Overall, the Bank's total cost of funds dropped by 15 basis points to 4.65% as the pricing declines for both deposits and borrowings were partially offset by a greater use of borrowings to fund the earning asset base.

     Three Rivers Bank recognizes that interest rate risk does exist from this use of borrowed funds to leverage the balance sheet. To neutralize a portion of this risk, Three Rivers Bank has executed a total of $110 million of off-balance sheet hedging transactions which help fix the variable funding costs associated with the use of short-term borrowings to fund earning assets. (See further discussion under Note 18 to the consolidated financial statements set forth elsewhere herein.)

     The Bank also has asset liability policy parameters which limit the maximum amount of borrowings to 40% of total assets. Overall, the Company expects to experience net interest margin pressure in 2000 due to the anticipated increases in interest rates and the lengthening of the durations of the securities portfolio which will further slow cash flows.

     1998 Net Interest Performance Overview. Net interest income of Three Rivers Bank on a tax-equivalent basis increased by $451,000 or 1.5%, due to a $61 million or 7.2% increase in average earning assets in 1998 compared to 1997. This increase in average earning assets more than offset the negative impact of a 19 basis point decline in the net interest margin to 3.31%. The drop in the net interest margin reflects a 20 basis point decline in the earning asset yield due primarily to accelerated mortgage prepayments in both the securities and loan portfolios resulting from the flat treasury yield curve and the reinvestment of these cash flows in lower yielding assets. The cost of funds remained relatively constant and only increased by one basis point.

     Total average earning assets were $61 million higher in 1998 due primarily to a $43 million or 10.9% increase in investment securities and a $17 million or 3.7% increase in average loans outstanding. Three Rivers Bank was able to achieve 37% loan growth in commercial loans, and moderate loan growth in direct consumer loans and residential mortgage and home equity loans, resulting in 0.34% net loan growth in 1998. The higher level of investment securities resulted from more active buying of securities in the second half of 1998 due to expected declines in interest rates and to position the balance sheet for the inflow of deposits from a branch acquisition that occurred in February 1999.

     Component Changes in Net Interest Income: 1998 versus 1997. Regarding the separate components of net interest income, Three Rivers Bank's total interest income for 1998 increased by $2.8 million or 4.3% when compared to 1997. This increase was due primarily to a $61 million or 7.2% increase in total average earning assets which caused interest income to rise by $4.1 million. This positive factor was partially offset by a 20 basis point drop in the earning asset yield to 7.55% that caused a $1.3 million reduction in interest income. Within the earning asset base, the yield on total investment securities decreased by 31 basis points to 6.56%, as accelerated mortgage prepayment speeds caused increased amortization expense on mortgage-backed securities which had been purchased at a premium. The yield on the total loan portfolio declined by three basis points to 8.45% due to the downward repricing of floating rate assets and the reinvestment of cash received on higher yielding prepaying assets into loans with lower interest rates. These heightened prepayments reflect increased customer refinancing activity due to drops in intermediate- and long-term interest rates on the treasury yield curve in 1998. Note that the decline in the loan portfolio yield was not as significant as the drop in the investment securities portfolio yield, due partially to the collection of prepayment penalties on certain commercial mortgage loan pay-offs and a favorable shift in the loan portfolio mix away from lower yielding indirect auto loans.

     Continued improvement in the loan-to-deposit ratio contributed to the earning asset growth. Three Rivers Bank's loan-to-deposit ratio averaged 85.31% in 1998 compared to an average of 83.36% for 1997. This loan growth resulted primarily from the Bank's ability to originate middle market commercial loans in a market place dominated by a few large commercial lenders. The other contributing factor to the loan growth was a stable economic environment.

     Three Rivers Bank's total interest expense for 1998 increased by $2.4 million or 6.7% when compared to 1997. This higher interest expense was due primarily to a $48.4 million increase in average interest bearing liabilities. The growth in interest bearing liabilities came primarily from $10.2 million in short-term and $36.5 million in Federal Home Loan Bank borrowings. For 1998, the Bank's total level of short-term borrowed funds and FHLB advances averaged $326.7 million or 34.6% of total assets compared to an average of $280.0 million or 31.7% of total assets for 1997. These borrowed funds had an average cost of 5.63% in 1998 which was 143 basis points greater than the average cost of interest bearing deposits of 4.20%. The greater dependence on borrowings to fund earning assets was the primary factor responsible for the one basis point increase in the total cost of interest bearing liabilities to 4.80% in 1998. This increase in the total cost of funds occurred despite a six basis point drop in the cost of interest bearing deposits to 4.20%, as management was able to reprice all major deposit categories downward in 1998.

AVERAGE BALANCE SHEETS

     The table that follows provides an analysis of net interest income on a tax-equivalent basis setting forth (i) average assets, liabilities and stockholders' equity, (ii) interest income earned on interest earning assets and interest expense paid on interest bearing liabilities, (iii) average yields earned on interest earning assets and average rates paid on interest bearing liabilities, (iv) Three Rivers' interest rate spread (the difference between the average yield earned on interest earning assets and the average rate paid on interest bearing liabilities), and (v) Three Rivers' net interest margin (net interest income as a percentage of average total interest earning assets). For purposes of this table, loan balances include non-accrual loans and interest income on loans includes loan fees or amortization of such fees which have been deferred, as well as interest recorded on non-accrual loans as cash is received. Additionally, a tax rate of approximately 34% is used to compute tax equivalent yields.

                                                                  YEAR ENDED DECEMBER 31,
                                 ------------------------------------------------------------------------------------------
                                              1999                           1998                          1997
                                 ------------------------------   ---------------------------   ---------------------------
                                            INTEREST                       INTEREST                      INTEREST
                                 ------------------------------   ---------------------------   ---------------------------
                                  AVERAGE     INCOME/    YIELD/   AVERAGE    INCOME/   YIELD/   AVERAGE    INCOME/   YIELD/
                                  BALANCE     EXPENSE     RATE    BALANCE    EXPENSE    RATE    BALANCE    EXPENSE    RATE
                                 ----------   --------   ------   --------   -------   ------   --------   -------   ------
                                                             (IN THOUSANDS, EXCEPT PERCENTAGES)
INTEREST EARNING ASSETS:
  Loans, net of unearned
    income.....................  $  464,317   $38,341     8.10%   $464,015   $39,688    8.45%   $447,295   $38,452    8.48%
  Deposits with banks..........         882        24     2.72         815         8    0.92          --        --      --
Federal funds sold and
  Securities purchased under
  agreements to resell.........          --        --       --          23         1    5.49         218        11    5.12
INVESTMENT SECURITIES AND
  INVESTMENT SECURITIES
  AVAILABLE FOR SALE:
  Available for sale...........     386,677    24,418     6.31     283,785    18,510    6.52     211,322    14,590    6.90
  Held to maturity.............     139,990     8,969     6.41     158,117    10,501    6.64     187,086    12,781    6.83
    Total investment
      securities...............     526,667    33,387     6.34     441,902    29,011    6.56     398,408    27,371    6.87
Total interest earning asset/
  interest income..............     991,866    71,752     7.21     906,755    68,708    7.55     845,921    65,834    7.75
NON-INTEREST EARNING ASSETS:
  Cash and due from banks......      17,003                         14,523                        15,883
  Premises and equipment.......       5,092                          4,532                         4,825
  Other assets.................      23,614                         25,425                        23,868
    Allowance for loan
      losses...................      (5,810)                        (6,069)                       (6,040)
Total Assets...................   1,031,765                        945,166                       884,457
INTEREST BEARING LIABILITIES:
  Interest bearing deposits:
    Interest bearing demand....      43,769       426     0.97      43,019       418    0.97      42,645       413    0.97
    Savings....................      66,505     1,210     1.82      65,399     1,042    1.59      66,633     1,218    1.83
    Money Market Accts.........      57,235     1,693     2.96      50,963     1,449    2.84      48,173     1,284    2.67
    Other time.................     316,227    15,953     5.04     310,109    16,805    5.42     309,220    16,986    5.49
    Total interest bearing
      deposits.................     483,736    19,282     3.99     469,490    19,714    4.20     466,671    19,901    4.26

                                                                  YEAR ENDED DECEMBER 31,
                                 ------------------------------------------------------------------------------------------
                                              1999                           1998                          1997
                                 ------------------------------   ---------------------------   ---------------------------
                                            INTEREST                       INTEREST                      INTEREST
                                 ------------------------------   ---------------------------   ---------------------------
                                  AVERAGE     INCOME/    YIELD/   AVERAGE    INCOME/   YIELD/   AVERAGE    INCOME/   YIELD/
                                  BALANCE     EXPENSE     RATE    BALANCE    EXPENSE    RATE    BALANCE    EXPENSE    RATE
                                 ----------   --------   ------   --------   -------   ------   --------   -------   ------
                                                             (IN THOUSANDS, EXCEPT PERCENTAGES)
  Borrowings:
    Federal funds purchased,
      securities sold under
      agreements to repurchase
      and other short-term
      borrowings...............  $   61,734   $ 3,237     5.17%   $ 50,475   $ 2,772    5.49%   $ 40,285   $ 2,253    5.59%
    Advances from Federal Home
      Loan Bank................     334,707    18,284     5.46     276,261    15,633    5.66     239,748    13,447    5.61
    Long-term debt.............       2,699       279    10.48       3,359       336   10.00       4,507       431    9.56
Total interest bearing
  liabilities/interest
  expense......................     882,876    41,082     4.65     799,585    38,455    4.80     751,211    36,032    4.79
NON-INTEREST BEARING
  LIABILITIES:
  Demand Deposits..............      83,442                         77,561                        73,660
  Other liabilities............       9,822                          8,790                         9,307
Stockholders' equity...........      55,625                         59,230                        50,279
Total Liabilities and
  Stockholders' Equity.........   1,031,765                        945,166                       884,457
Interest rate spread...........                           2.56                          2.74                          2.96
Net interest income/net
  interest margin..............                30,670     3.07                30,253    3.31                29,802    3.50
Tax-equivalent adjustment......                  (936)                          (782)                         (731)
Net interest income............                29,734                         29,471                        29,071

     The average balance and yield on taxable securities was $466.5 million and 6.35%, $399.4 million and 6.55%, and $356.1 million and 6.87%, for 1999, 1998, and 1997, respectively. The average balance and tax-equivalent yield on tax-exempt securities was $60.1 million and 6.25%, $42.5 million and 6.69%, and $42.3 million and 6.86%, for 1999, 1998, and 1997, respectively.

     Net interest income may also be analyzed by segregating the volume and rate components of interest income and interest expense. The table below sets forth an analysis of volume and rate changes in net interest income on a tax-equivalent basis. For purposes of this table, changes in interest income and interest expense are allocated to volume and rate categories based upon the respective percentage changes in average balances and average rates. Changes in net interest income that could not be specifically identified as either a rate or volume change were allocated proportionately to changes in volume and changes in rate.

                                                 1999 VS. 1998                   1998 VS. 1997
                                              INCREASE(DECREASE)               INCREASE(DECREASE)
                                               DUE TO CHANGE IN:               DUE TO CHANGE IN:
                                         -----------------------------    ----------------------------
                                         AVERAGE    AVERAGE               AVERAGE    AVERAGE
                                         VOLUME      RATE       TOTAL     VOLUME      RATE      TOTAL
                                         -------    -------    -------    -------    -------    ------
                                                                (IN THOUSANDS)
INTEREST EARNED ON:
Loans, net of unearned income..........  $   19     $(1,214)   $(1,195)   $1,283     $  (121)   $1,162
Deposits with banks....................       1          15         16         8          --         8
Federal funds sold and securities
  purchased under agreements to
  resell...............................      (1)         --         (1)      (11)          1       (10)
Investment securities..................   6,067      (1,061)     5,006     2,835      (1,172)    1,663
                                         ------     -------    -------    ------     -------    ------
    Total interest income..............   6,086      (2,260)     3,826     4,115      (1,292)    2,823
                                         ------     -------    -------    ------     -------    ------
INTEREST PAID ON:
Interest bearing demand deposits.......       8          --          8         5           0         5
Savings Deposits.......................      18         150        168       (22)       (154)     (176)
Money market...........................     182          62        244        79          86       165
Other time deposits....................     334      (1,186)      (852)       53        (234)     (181)
Federal funds purchased, securities
  sold under agreements to repurchase,
  and other short-term borrowings......     520         (55)       465       558         (39)      519
Advances from Federal Home Loan Bank...   3,183        (532)     2,651     2,065         121     2,186
Long-term debt.........................     (75)         18        (57)     (116)         21       (95)
                                         ------     -------    -------    ------     -------    ------
Total interest expense.................   4,170      (1,543)     2,627     2,622        (199)    2,423
                                         ------     -------    -------    ------     -------    ------
Change in net interest income..........  $1,916     $  (717)   $ 1,199    $1,493     $(1,093)   $  400
                                         ======     =======    =======    ======     =======    ======

LOAN QUALITY

     Three Rivers Bank's written lending policies require underwriting, loan documentation, and credit analysis standards to be met prior to funding any loan. After the loan has been approved and funded, continued periodic credit review is required. Credit reviews are mandatory for all commercial loans and for all commercial mortgages in excess of $500,000 within an 18-month period. In addition, due to the secured nature of residential mortgages and the smaller balances of individual installment loans, sampling techniques are used on a continuing basis for credit reviews in these loan areas. The following table sets forth information concerning Three Rivers Bank's loan delinquency and other non-performing assets. At all dates presented, Three Rivers Bank had no troubled debt restructurings which involve forgiving a portion of interest or principal on any loans or making loans at a rate materially less than that of market rates.


                                                                        AT DECEMBER 31,
                                                              -----------------------------------
                                                                1999         1998         1997
                                                              ---------    ---------    ---------
                                                              (IN THOUSANDS, EXCEPT PERCENTAGES)
Total loan delinquency (past due 30 to 89 days).............   $4,011       $5,473       $7,909
Total non-accrual loans.....................................    2,056        2,553        2,871
Total non-performing assets(1)..............................    9,076        3,116        4,508
Loan delinquency as a percentage of total loans and loans
  held for sale, net of unearned income.....................     0.84%        1.17%        1.69%
Non-accrual loans as a percentage of total loans and loans
  held for sale, net of unearned income.....................     0.43         0.55         0.62
Non-performing assets as a percentage of total loans and
  loans held for sale, net of unearned income, and other
  real estate owned.........................................     1.87         0.66         0.96


---------------
(1) Non-performing assets are comprised of (i) loans that are on a non-accrual basis, (ii) loans that are contractually past due 90 days or more as to interest and principal payments of which some are insured for credit loss, and (iii) other real estate owned. All loans, except for loans that are insured for credit loss, are placed on non-accrual status immediately upon becoming 90 days past due in either principal or interest.

     Between December 31, 1998 and December 31, 1999, total loan delinquency declined by $1.5 million causing the delinquency ratio to drop to 0.84%. Total non-performing assets increased by $6.0 million since year-end 1998 causing the non-performing assets to total loans ratio to increase to 1.87%. The increase in non-performing assets and non-accrual loans is due to one $6.5 million commercial mortgage loan on a construction project for which a $500,000 write-off occurred prior to such loan being reclassified as other real estate owned in December 1999.

     Between December 31, 1997 and December 31, 1998, each of the key asset quality indicators demonstrated improvement. Total loan delinquency declined by $2.4 million causing the delinquency ratio to drop to 1.17%. Total non-performing assets decreased by $1.4 million since year-end 1997 causing the non-performing assets to total loans ratio to drop to 0.66%. The overall improvement in asset quality resulted from enhanced collection efforts on residential mortgage loans and continued low levels of non-performing commercial loans. These favorable asset quality trends coupled with recoveries on loans previously charged-off of $224,000 were considered by management in determining the amount of Three Rivers Bank's 1998 loan loss provision.

     Allowance and Provision for Loan Losses. As described in more detail in the accounting policy footnote of the consolidated financial statements set forth elsewhere in this Information Statement, Three Rivers Bank uses a comprehensive methodology and procedural discipline to maintain an allowance for loan losses to absorb inherent losses in the loan portfolio. The allowance can be summarized into three elements: 1) reserves established on specifically identified problem loans, 2) formula driven general reserves established for loan categories based upon historical loss experience and other qualitative factors which include delinquency and non-performing loan trends, concentrations of credit, trends in loan volume, experience and depth of management, examination and audit results, effects of any changes in lending policies, and trends in policy exceptions, and 3) a general unallocated reserve which provides conservative positioning in the event of variance from our assessment of the previously listed qualitative factors, provides protection against credit risks resulting from other inherent risk factors contained in the Bank's loan portfolio, and recognizes the model and estimation risk associated with the specific and formula driven allowances. Note that the qualitative factors used in the formula driven general reserves are evaluated quarterly (and revised if necessary) by Three Rivers' management to establish allocations which accommodate each of the listed risk factors. The following table sets forth changes in the allowance for loan losses and certain ratios for the periods ended:

                                                      YEAR ENDED DECEMBER 31,
                                      --------------------------------------------------------
                                        1999        1998        1997        1996        1995
                                      --------    --------    --------    --------    --------
                                           (IN THOUSANDS, EXCEPT RATIOS AND PERCENTAGES)
Balance at beginning of period:.....  $  6,104    $  6,006    $  6,025    $  6,834    $  7,290
Reduction due to disposition of
  business line.....................        --          --          --          --        (342)
Charge-offs:
  Commercial........................     1,236          86          81         801         298
  Real estate-mortgage..............       269         183         174         156         135
  Consumer..........................       123         157         183         142         207
                                      --------    --------    --------    --------    --------
  Total charge-offs.................     1,628         426         438       1,099         640
Recoveries:
  Commercial........................       201          73         175         123         123
  Real estate-mortgage..............        17         110          62           9          14
  Consumer..........................        27          41          69          68         104
                                      --------    --------    --------    --------    --------
  Total recoveries..................       245         224         306         200         241
Net charge-offs.....................     1,383         202         132         899         399
Provision for loan losses...........       300         300         113          90         285
                                      --------    --------    --------    --------    --------
Balance at end of period............     5,021       6,104       6,006       6,025       6,834
                                      ========    ========    ========    ========    ========
Loans and loans held for sale, net
  of unearned income:
Average for the year................   464,317     464,015     447,295     385,912     395,018
  At period end.....................   479,762     468,194     466,615     431,928     367,940
As a percent of average loans and
  loans held for sale:
  Net charge-offs...................      0.30%       0.04%       0.03%       0.23%       0.10%
  Provision for loan losses.........      0.06        0.06        0.03        0.02        0.07
  Allowance for loan losses.........      1.08        1.32        1.36        1.56        1.73
Allowance as a percent of each of
  the following:
  Total loans and loans held for
     sale, net of unearned income...      1.05        1.30        1.29        1.39        1.86
  Total delinquent loans (past due
     30 to 89 days).................    125.18      111.53       75.94       61.24       87.81
  Total non-accrual loans...........    244.21      239.09      209.20      168.34      149.61
  Total non-performing assets.......     55.32      195.89      133.23      119.24      121.75
Allowance as a multiple of net
  charge-offs.......................      3.63x      30.22x      45.50x       6.70x      17.33x
  Total classified assets...........  $ 15,715    $ 17,555    $ 12,698    $ 11,113    $ 14,366

     Three Rivers Bank recorded provisions for loan losses of $300,000 in 1999, $300,000 in 1998, and $113,000 in 1997. When expressed as a percentage of average loans, the provision has increased from 0.02% to

0.06% over this three-year period. The Bank's net charge-offs amounted to $1.4 million or 0.30% of average loans in 1999, $202,000 or 0.04% of average loans in 1998, and $132,000 or 0.03% of average loans in 1997.

     The higher loan loss provision in 1998 was due to continued growth of commercial and commercial real-estate loans. During 1998, commercial and commercial real-estate loans grew by $10.3 million or 4.9% while the growth rate for this higher risk loan category was $30 million or 16.5% in 1997. An increased level of classified loans resulting from this loan growth also supported the higher provision level. The bank maintained a $300,000 loan loss provision in 1999 despite the higher net charge-offs due to the overall strength of the loan loss reserve.

     Since December 31, 1998, the balance in the allowance for loan losses has decreased by $1.1 million due to the net charge-offs exceeding the loan loss provision. Three Rivers Bank's allowance for loan losses at December 31, 1999 was 55.0% of non-performing assets and 244.0% of non-accrual loans. The reduction in this coverage ratio since year end 1998 is due primarily to an increased level of non-performing assets. As mentioned earlier, the increase in non-performing assets is due entirely to a $6.0 million commercial mortgage loan for which a $500,000 charge-down was recorded before the loan was transferred into other real estate owned in December 1999. The allowance for loan losses of Three Rivers Bank was 196.0% of non-performing assets and 239.0% of non-accrual loans at December 31, 1998. Both of these coverage ratios were comparable with the prior year. During 1998 and 1999, there were no changes in the estimation methods or assumptions that affected the Bank's methodology for assessing the appropriateness of the allowance for loan losses. The Bank does not weight the unallocated general allowance among segments of the loan portfolio.

     Three Rivers Bank management is unable to determine in what loan category future charge-offs and recoveries may occur.

     The following tables set forth the allocation of the allowance for loan losses among various categories at December 31, 1999, 1998, and 1997. This allocation is determined by using the consistent procedural discipline that was previously discussed. The entire allowance for loan losses is available to absorb future loan losses in any loan category.

                                                                    AT DECEMBER 31,
                           -------------------------------------------------------------------------------------------------
                                 1999                1998                1997                1996                1995
                           -----------------   -----------------   -----------------   -----------------   -----------------
                                    PERCENT             PERCENT             PERCENT             PERCENT             PERCENT
                                    OF TOTAL            OF TOTAL            OF TOTAL            OF TOTAL            OF TOTAL
                           AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS
                           ------   --------   ------   --------   ------   --------   ------   --------   ------   --------
                                                          (IN THOUSANDS, EXCEPT PERCENTAGES)
Commercial...............  $ 914       9.56%   $ 279      11.44%   $ 247       8.36%   $ 378       7.49%   $ 664       8.37%
Commercial loans secured
  by real estate.........  1,285      43.16    1,339      35.69    1,465      36.73    1,526      34.32    1,024      20.49
Real estate-mortgage.....    519      40.41      213      45.51      216      48.22      286      50.12      193      63.36
Consumer.................    185       6.89      211       7.36      176       6.69      170       8.07      188       7.78
Allocation to general
  risk...................  2,118               4,062               3,902               3,665               4,765
                           ------              ------              ------              ------              ------
        Total............  $5,021    100.00%   $6,104    100.00%   $6,006    100.00%   $6,025    100.00%   $6,834    100.00%
                           ======    ======    ======    ======    ======    ======    ======    ======    ======    ======

     Real estate-mortgage loans comprise 40.0% of Three Rivers Bank's total loan portfolio and $519,000 or 10.3% of the total allowance for loan losses is allocated against this loan category at December 31, 1999. The real estate-mortgage loan allocation is based primarily upon the Bank's five-year historical average of actual loan charge-offs experienced in that category. The higher allocations for commercial loans and commercial loans secured by real estate reflect the increased credit risk associated with this type of lending. The combined increase in allocated reserves to these two portfolio types at December 31, 1999 versus December 31, 1998 is driven by the continued growth of these portfolios and higher charge-offs experienced in fiscal 1999 versus 1998. At December 31, 1999, the combined commercial and commercial real-estate loan balances grew by 15% over the December 31, 1998 balances. The fiscal year over year net charge-offs also increased by $1.0 million for the combined commercial and commercial real-estate portfolio. Other factors considered by the Bank that led to increased allocations to the commercial and commercial real-estate portfolios are the potential adverse effects of the rising interest rate environment experienced in the latter half of fiscal year

1999, the continued increase in concentration risk in single borrowers and the overall growth in the average size associated with these credits.

     In addition to the specific and formula-driven reserve calculations, the Bank has consistently established a general unallocated reserve to provide for risk inherent in the loan portfolio as a whole. Management believes that its judgment with respect to the establishment of the general unallocated reserve has been validated by experience and prudently reflects the model and estimation risk associated with the specific and formula driven allowances. The Bank determines the unallocated reserve based on a variety of factors, some of which also are components of the formula-driven methodology. These include, without limitation, the previously mentioned qualitative factors along with general economic data, management's assessment of the direction of interest rates, and credit concentrations. In conjunction with the establishment of the general unallocated reserve, the Bank also looks at the total allowance for loan losses in relation to the size of the total loan portfolio, the level of non-performing assets, and its coverage of these items as compared to peer comparable banking companies.

     Based on the Bank's loan loss reserves methodology and the related assessment of the inherent risk factors contained within the Bank's loan portfolio, management believes that the allowance for loan losses was adequate, but not excessive, for each of the fiscal years presented in the table above.

     Non-Interest Income: 1999 and 1998. Non-interest income for the year ending December 31, 1999, totaled $5.7 million which represented a $1.3 million or 18.3% decrease when compared to the same 1998 period. This decrease was primarily due to the following items:

     - a $1.0 million decrease in gains realized on investment security sales because a steeper yield curve has limited investment portfolio repositioning opportunities.

     - a $270,000 decrease in gains realized on loans held for sale as a sharp drop in mortgage refinancing activity has reduced both the volume and spread on loan sales into the secondary market in 1999.

     - a $44,000 or 4.8% increase in trust fees to $971,000 for the year ending December 31, 1999. This trust fee growth reflects increased assets under management due to the profitable expansion of trust relationships.

     Non-Interest Income: 1998 and 1997. Non-interest income for 1998 totaled $6.9 million which represented a $1.6 million or 31% increase when compared to 1997. This increase was primarily due to the following items:

     - An $84,000 or 10.0% increase in trust fees to $927,000 in 1998.

     - A $1.2 million increase in gains realized on investment security sales caused by the Bank's decision to sell mortgage backed securities which were experiencing rapid prepayments in 1998. These security sales were part of an asset liability management strategy to extend the duration of the portfolio while maintaining yield.

     - A $507,000 or 59.1% increase in other income due in part to additional income resulting from ATM surcharging, other processing fees, and revenue generated from annuity and mutual fund sales in the Bank's financial service subsidiary.

     - A $270,000 or 27.7% decrease in wholesale cash processing fees due to a loss of a significant wholesale cash processing customer.

     Non-interest income as a percentage of total revenue increased from 15.10% in 1997 to 15.97% in 1998. This diversification of the revenue stream will continue to be a key strategic focal point for Three Rivers Bank in the future.

     Non-Interest Expense: 1999 and 1998. Non-interest expense for the year ending December 31, 1999 totaled $21.0 million which represented a $707,000 or 3.5% increase when compared to 1998. This increase was primarily due to the following items:

     - A $246,000 or 2.7% increase in salaries and employee benefits due to modest merit pay increases and increased medical insurance premiums.

     - A $163,000 increase in goodwill and core deposit amortization expense due to the amortization expense associated with the core deposit premium resulting from the February 1999 branch acquisition and a full year of amortization associated with the May 1998 acquisition of two National City Bank branches.

     - A $186,000 increase in equipment expense as a result of increased depreciation on equipment purchased in early 1999, some of which was associated with new branches and greater small equipment purchases.

     - An $92,000 increase in miscellaneous taxes and insurance due to higher shares tax expense.

     Non-Interest Expense: 1998 and 1997. Non-interest expense for 1998 totaled $20.3 million which represented a $722,000 or 3.7% increase when compared to 1997. This increase was primarily due to the following items:

     - A $129,000 or 1.4% increase in salaries and employee benefits due to merit pay increases, higher commission and incentive payments, and increased pension expense.

     - A $107,000 or 9.1% increase in professional fees due to increased legal, investment advisory and other inter-company support fees.

     - A $355,000 increase in other expense due to higher outside processing fees, increased advertising expense, and costs associated with Year 2000 compliance.

     Year 2000. During 1999 and 1998, Three Rivers Bank actively worked on the Year 2000 computer issue to ensure that both its information technology and non-information technology systems and applications were Y2K compliant. The Bank completed the inventory, assessment, remediation, testing, and implementation phases of its Year 2000 program. Mission critical systems which had maintenance applied since their original Y2K test were retested. The organization practiced "clean management" of all mission critical and critical systems.

     The Y2K process required that Three Rivers Bank work with vendors, third-party service providers, and customers to determine the extent to which the Bank was vulnerable to these parties' failure to remediate their own Year 2000 issue. The Bank's business resumption plan was expanded to address the potential problems of Y2K such as a loss of power, telecommunications, or the failure of a mission critical vendor. An outside consulting firm was retained to create a company wide business resumption plan. The firm used its considerable experience with business resumption planning and the existing company contingency plans to create a business resumption plan which supported our continued operation in the face of external or internal Y2K caused disruptions. No such disruptions occurred.

     The Bank is not aware of any event that has occurred with respect to the Y2K issue that has caused or is likely to cause a material adverse effect on the business, financial condition or results of operations of Three Rivers Bank or any credit customers of the Bank. The Bank did not suffer any system failures or miscalculations causing disruptions of operations in connection with the occurrence of Y2K and the Bank is not aware of any such system failures or miscalculations causing material disruptions of the operations of any of its customers.

     The Bank did not incur any liquidity problems in connection with the occurrence of Y2K. Outflow of deposits during the weeks prior to January 1, 2000, was only slightly above normal. From an asset/liability standpoint, during 1999 the Bank emphasized deposit products that encouraged extension of shorter term maturities to products maturing after December 31, 1999 in order to limit liquidity risk. Additionally, during the fourth quarter of 1999, the Bank had maintained higher levels of non-earning cash balances and had used higher cost alternative funding sources, such as brokered certificates of deposit to ensure liquidity reserves were in place.

     Three Rivers Bank used both internal and external resources to complete its comprehensive Y2K compliance program. Three Rivers Bank currently estimates that the total cost to achieve Y2K compliance was approximately $400,000. Approximately 66% of this total cost represents incremental expenses to Three Rivers Bank while approximately 34% represents the internal cost of redeploying existing information technology resources to the Y2K issue. Three Rivers Bank does not believe that these expenditures had, or will have, a material impact on its results of operation, liquidity, or capital resources.

     Net Overhead Burden. Three Rivers Bank's efficiency ratio (non-interest expense divided by total revenue) averaged 57.9% in 1999 compared to 54.6% in 1998 and 55.8% in 1997. Factors contributing to the higher efficiency ratio in 1999 included the compression experienced in the net interest margin and an increased level of non-interest expenses which included Year 2000 costs. The amortization of intangible assets also created a $377,000 non-cash charge that negatively impacted the efficiency ratio. That charge was $163,000 greater than 1998.

     Factors contributing to the better efficiency ratio in 1998 included the increased net interest margin dollars and increased non-interest income. Total assets per employee improved 8.6% from $3.3 million for 1997 to $3.6 million for 1998. Income from continuing operations per employee averaged $42,400 in 1998 compared to $38,300 in 1997.

     Income Tax Expense. Three Rivers Bank's provision for income taxes for 1999 was $4.1 million reflecting an effective tax rate of 29.1%. Three Rivers Bank's provision for income taxes for the year 1998 was $4.8 million reflecting an effective tax rate of 30.2%. The Bank's 1997 income tax provision was $4.5 million reflecting an effective tax rate of 30.9%.

     The lower effective tax rate in 1999 was due to a reduced level of pre-tax income combined with increased total tax-free asset holdings in 1999. The tax-free asset holdings consist primarily of municipal investment securities, bank owned life insurance, and commercial loan tax anticipation notes. The higher tax expense in 1998 was due to greater pre-tax income, as the effective tax rate was relatively consistent between years.

     Subsequent to December 31, 1999, the Internal Revenue Service completed its examination of USBANCORP's 1995-1997 tax returns. Consequently, Three Rivers Bank anticipates reversing its $200,000 valuation allowance and reducing its income tax expense and accrued income taxes by approximately $500,000 during the first quarter of 2000.

     Balance Sheet. Three Rivers Bank's total consolidated assets (excluding net assets of discontinued mortgage banking operations) were $1.076 billion at December 31, 1999, compared with $996.0 million at December 31, 1998, which represents an increase of $80.0 million or 8.0%. During the year ended December 31, 1999, total loans and loans held for sale increased by 2.86%. Total investment securities increased by $44.6 million as increased borrowings were used to purchase securities. Intangible assets increased by $1.1 million due to the core deposit intangible resulting from a February 1999 branch acquisition.

     Total deposits increased by $12.2 million or 2.2% since December 31, 1998, due primarily to the use of $20 million of brokered deposits that were used for Y2K contingency funding. The Bank's total borrowed funds position increased by $84.0 million in order to fund the earning asset growth. Total equity declined by $15.7 million due to a decline in accumulated other comprehensive income as a result of a decrease in the market value of the available for sale securities portfolio.

     Three Rivers Bank's total consolidated assets (excluding net assets of discontinued mortgage banking operations) were $985.6 million at December 31, 1998, compared with $947.7 million at December 31, 1997, which represents an increase of 4% or $37.9 million. During 1998, total loans and loans held for sale increased by approximately $1.6 million or less than 1%. Heightened mortgage loan refinancing activity and competition led to an $11.9 million or 5.3% decrease in mortgage loans. Consumer loans continued to decline due to net run-off experienced in the indirect auto loan portfolio, as Three Rivers Bank has exited this low profit line of business. The more profitable commercial loan portfolio saw growth of approximately $14.6 million or 37% between December 31, 1997 and 1998. Total investment securities increased by $31 million because the Bank more aggressively purchased securities in the second half of 1998. These purchases were made due to expected continuation of strong cashflow from prepaying mortgage-backed securities and to position the balance sheet for the net in-flow of approximately $12 million in cash from a branch acquisition which was completed in February 1999.

     Total deposits increased by $35 million or 6.6% since December 31, 1997, due largely to the acquisition of $27 million of deposits in 1998 with the purchase of two National City Bank branch offices located in Allegheny County.

     Interest Rate Sensitivity. Asset/liability management involves managing the risks associated with changing interest rates and the resulting impact on Three Rivers Bank's net interest income, net income and capital. The overall interest rate risk position and strategies are reviewed by senior management and Three Rivers Bank's Board of Directors on an ongoing basis. The management and measurement of interest rate risk at Three Rivers is performed by using the following tools:

     - Simulation modeling which analyzes the impact of interest rate changes on net interest income, net income and capital levels over specific future time periods. The simulation modeling forecasts earnings under a variety of scenarios that incorporate changes in the absolute level of interest rates, the shape of the yield curve, prepayments and changes in the volumes and rates of various loan and deposit categories. The simulation modeling also incorporates all off balance sheet hedging activity as well as assumptions about reinvestment and the repricing characteristics of certain assets and liabilities without stated contractual maturities.

     - Static "GAP" analysis which analyzes the extent to which interest rate sensitive assets and interest rate sensitive liabilities are matched at specific points in time. For static GAP analysis, Three Rivers Bank typically defines interest rate sensitive assets and liabilities as those that reprice within six months or one year.

     - Market value of portfolio equity sensitivity analysis.

     The overall interest rate risk position and strategies are reviewed by senior management and the Bank's Board of Directors on an ongoing basis. The following tables present a summary of Three Rivers Bank's static GAP position.

     GAP positions at December 31, 1999:

                                                    OVER        OVER
                                                  3 MONTHS    6 MONTHS
                                       3 MONTHS    THROUGH     THROUGH      OVER
INTEREST SENSITIVITY PERIOD            OR LESS    6 MONTHS     1 YEAR      1 YEAR      TOTAL
---------------------------            --------   ---------   ---------   --------   ----------
                                            (IN THOUSANDS, EXCEPT RATIOS AND PERCENTAGES)
Rate sensitive assets:
Loans................................  $119,668   $  42,863   $  38,523   $278,708   $  479,762
Investment securities and assets held
  in trust for collateralized
  mortgage obligation................    91,908      16,396      35,494    378,466      522,264
Other assets.........................        --          --      12,411         --       12,411
          Total rate sensitive
            assets...................   211,576      59,259      86,428    657,174    1,014,437
Rate sensitive liabilities:
Deposits:
  Non-interest bearing deposits......        --          --          --     84,643       84,643
  NOW and Super NOW..................        --          --          --     41,590       41,590
  Money market.......................    52,688          --          --         --       52,688
  Other savings......................        --          --          --     63,830       63,830
  Certificates of deposit of $100,000
     or more.........................    45,791       2,991          --        124       48,906
  Other time deposits................    49,557      44,976      96,355     90,150      281,038
          Total deposits.............   148,036      47,967      96,355    280,337      572,695
Borrowings...........................   291,482         289      80,578     66,045      438,394
          Total rate sensitive
            liabilities..............   439,518      48,256     176,933    346,382    1,011,089
Off-balance sheet hedges.............  (110,000)     40,000      30,000     40,000           --
Interest sensitivity GAP:
  Interval...........................  (117,942)    (28,997)   (120,505)   270,792           --
  Cumulative.........................  (117,942)   (146,939)   (267,444)     3,348        3,348
Period GAP ratio.....................      0.64        0.67        0.42       1.70           --
Cumulative GAP ratio.................      0.64        0.65        0.57       1.00           --
Ratio of cumulative GAP to total
  assets.............................    -10.96%     -13.65%     -24.85%      0.31%          --

     When December 31, 1999, is compared to December 31, 1998, both Three Rivers Bank's six month and one year cumulative GAP ratios became more negative due primarily to reduced asset sensitivity resulting from slowing prepayment speeds on mortgage-backed securities. An increase in Three Rivers Bank's short-term FHLB borrowings also contributed to increased rate sensitive liabilities.

     A portion of the Bank's funding base is low cost core deposit accounts which do not have a specific maturity date. The accounts that comprise these low cost core deposits include passbook savings accounts, money market accounts, NOW accounts, and daily interest savings accounts. At December 31, 1999, the balance in these accounts totaled $243.0 million or 22.6% of total assets. Within the above static GAP table, approximately $53.0 million or 22.0% of these core deposits are assumed to be rate sensitive liabilities which reprice in one year or less; this assumption is based upon historical experience in varying interest rate environments and is reviewed annually for reasonableness. Three Rivers Bank recognizes that the pricing of these accounts is somewhat inelastic when compared to normal rate movements.

     There are some inherent limitations in using static GAP analysis to measure and manage interest rate risk. For instance, certain assets and liabilities may have similar maturities or periods to repricing but the magnitude or degree of the repricing may vary significantly with changes in market interest rates. As a result of these GAP limitations, management places primary emphasis on simulation modeling to manage and measure interest rate risk. Three Rivers Bank's asset liability management policy seeks to limit net interest income variability over a twelve month period to 6 7.5% and net income variability to 6 15.0% based upon varied economic rate forecasts which include interest rate movements of up to 200 basis points and alterations of the shape of the yield curve. Additionally, Three Rivers Bank in 1998 began using market value sensitivity measures to further evaluate the balance sheet exposure to changes in interest rates. Market value of portfolio equity sensitivity analysis captures the dynamic aspects of long-term interest rate risk across all time periods by incorporating the net present value of expected cash flows from Three Rivers Bank's assets and liabilities. Three Rivers Bank monitors the trends in market value of portfolio equity sensitivity analysis on a quarterly basis.


     The following table presents an analysis of the sensitivity inherent in Three Rivers Bank's net interest income, net income and market value of portfolio equity. The interest rate scenarios in the table compare Three Rivers Bank's base forecast or most likely rate scenario at December 31, 1999, to scenarios which reflect ramped increases and decreases in interest rates of 200 basis points along with performance in a stagnant rate scenario with interest rates held flat at the December 31, 1999, levels. Three Rivers Bank's most likely rate scenario is based upon published economic consensus estimates. Each rate scenario contains unique prepayment and repricing assumptions which are applied to Three Rivers Bank's expected balance sheet composition which was developed under the most likely interest rate scenario.

                                                     VARIABILITY OF                         CHANGE IN
                                                      NET INTEREST     VARIABILITY OF    MARKET VALUE OF
INTEREST RATE SCENARIO                                   INCOME          NET INCOME      PORTFOLIO EQUITY
----------------------                               --------------    --------------    ----------------
Base...............................................          0%                0%                 0%
Flat...............................................       0.66              1.53              (15.2)
200 bp increase....................................       (3.6)             (8.5)             (52.2)
200 bp decrease....................................       1.02               2.6               43.8

     As indicated in the table, the maximum negative variability of Three Rivers Bank's net interest income and net income over the next twelve month period was (3.6%) and a (8.5%) respectively, under an upward rate shock forecast reflecting a 200 basis point increase in interest rates. The variability of market value of portfolio equity was (52.2%) under this interest rate scenario. The off-balance sheet borrowed funds hedges also helped reduce the variability of forecasted net interest income, net income and market value of portfolio equity in a rising interest rate environment. Finally, this sensitivity analysis is limited by the fact that it does not include any balance sheet repositioning actions Three Rivers Bank may take should severe movements in interest rates occur such as lengthening or shortening the duration of the securities portfolio or entering into additional off-balance sheet hedging transactions. These actions would likely reduce the variability of each of the factors identified in the above table in the more extreme interest rate shock forecasts.

     Within the investment portfolio at December 31, 1999, 100.0% of the portfolio is currently classified as available for sale. This compares to a portfolio composition breakdown of 68.6% available for sale and 31.4% held to maturity at December 31, 1998. The available for sale classification provides management with greater flexibility to manage the securities portfolio to better achieve overall balance sheet rate sensitivity goals and provide liquidity to fund loan growth if needed. The mark to market of the available for sale securities does inject more volatility in the book value of equity but has no impact on regulatory capital. Furthermore, it is Three Rivers Bank's intent to continue to diversify its loan portfolio to increase liquidity and rate sensitivity and to better manage Three Rivers Bank's long-term interest rate risk by continuing to sell newly originated fixed-rate mortgage loans.

LIQUIDITY

     Financial institutions must maintain liquidity to meet day-to-day requirements of depositor and borrower customers, take advantage of market opportunities, and provide a cushion against unforeseen needs. Liquidity needs can be met by either reducing assets or increasing liabilities. Sources of asset liquidity are provided by short-term investment securities, time deposits with banks, federal funds sold, banker's acceptances, and commercial paper. For Three Rivers Bank, these assets totaled $53.0 million at December 31, 1999, compared to $154.0 million and $84.0 million at December 31, 1998 and December 31, 1997, respectively. Maturing and repaying loans, as well as the monthly cash flow associated with mortgage-backed securities are other significant sources of asset liquidity for Three Rivers Bank.

     Liability liquidity can be met by attracting deposits with competitive rates, using repurchase agreements, buying federal funds, or utilizing the facilities of the Federal Reserve or the Federal Home Loan Bank systems. Three Rivers' utilizes a variety of these methods of liability liquidity. At December 31, 1999, Three Rivers had approximately $85.0 million of unused lines of credit available under informal arrangements with correspondent banks compared to $125 million at December 31, 1998. These lines of credit enable Three Rivers Bank to purchase funds for short-term needs at current market rates. Additionally, Three Rivers Bank is a member of the Federal Home Loan Bank which provides intermediate to longer term advances to its members for up to approximately 80% of their investment in assets secured by one- to four-family residential real estate. This would suggest a remaining current total available Federal Home Loan Bank aggregate borrowing capacity at December 31, 1999 of approximately $72.0 million.

     Liquidity can be further analyzed by utilizing the Consolidated Statement of Cash Flows. Cash equivalents increased by $5.6 million from December 31, 1998 to December 31, 1999, due primarily to an increase of $60.7 million of net cash provided by financing activities, as offset by an increase of $56.3 million in net cash used by investing activities. Within investing activities, purchases of investment securities exceeded cash proceeds from investment security maturities and sales by $73.4 million. Cash advanced for new loan fundings totaled $197.7 million and was approximately $13.0 million greater than the cash received from loan principal payments. Advances from the Federal Home Loan Bank provided $100.0 million of cash.

     Cash equivalents increased by $1.8 million between December 31, 1998 and December 31, 1997. Within investing activities, purchases of investment securities exceeded the cash proceeds from investment security maturities and sales by approximately $30 million. Cash advanced for new loan fundings totaled $154 million and was approximately $2.6 million greater than the cash received from loan principal payments. Within financing activities, cash generated from the sale of new certificates of deposit exceeded the cash payments for maturing certificates of deposit by $38 million.

     Capital Resources. As presented in Note 19 to the consolidated financial statements set forth elsewhere herein, each of Three Rivers Bank's regulatory capital ratios decreased between December 31, 1998 and December 31, 1999, due to a reduction in tangible equity resulting from the $1.4 million core deposit premium associated with the 1999 branch acquisition. Each of Three Rivers Bank's regulatory capital ratios increased between December 31, 1997 and December 31, 1998. This was primarily due to a capital infusion of $7,000,000. The Bank targets an operating range of 6.0% to 6.50% for the asset leverage ratio because management and the Board of Directors believes that this level provides an optimal balance between regulatory capital requirements and shareholder value needs. Strategies that the Bank could use to manage its capital include common dividend payments and earning asset growth. Within one year after the Distribution, Three Rivers Bancorp intends to raise some form of common equity capital in order to satisfy one of the conditions of the favorable IRS private letter ruling which granted tax-free treatment of the Distribution to both USBANCORP and its shareholders. See "The Distribution -- Certain U.S. Federal Income Tax Consequences of the Distribution."

     The Bank exceeds all regulatory capital ratios for each of the periods presented. Furthermore, the Bank is considered "well capitalized" under all applicable FDIC regulations. It is the Bank's ongoing intent to continue to prudently leverage the capital base in an effort to increase return on equity performance while maintaining necessary capital requirements. It is, however, the Bank's intent to maintain the FDIC "well capitalized" classification to ensure the lowest deposit insurance premium and to maintain an asset leverage ratio of no less than 6.0%.

                                    BUSINESS

GENERAL

     Three Rivers Bancorp is a company organized under the Pennsylvania Business Corporation Law of 1988 that has received approval under the Bank Holding Company Act of 1956 (the "BHCA") to become a holding company upon acquiring all of the outstanding capital stock of Three Rivers Bank contemporaneously with the Distribution.

THREE RIVERS BANK

     Three Rivers Bank is a state bank chartered under the Pennsylvania Banking Code of 1965, as amended. Through 24 locations in Allegheny, Washington and Westmoreland Counties, Pennsylvania, Three Rivers Bank conducts a general retail banking business consisting of granting commercial, consumer, construction, mortgage and student loans, and offering checking, interest bearing demand, savings and time deposit services. It also operates 23 ATMs that are affiliated with MAC, a regional ATM network, and Plus System, a national ATM network.


     Three Rivers Bank also offers wholesale banking services to other banks, merchants, governmental units, and other large commercial accounts. Such services include balancing services, lock box accounts, and providing coin and currency. Additionally, TRB Financial Services Corporation, a wholly owned subsidiary of Three Rivers Bank, was formed on August 5, 1997. TRB Financial Services Corporation engages in the sale of annuities and mutual funds.


     Three Rivers Bank also has a wholly owned mortgage banking subsidiary -- Standard Mortgage Corporation of Georgia. Standard Mortgage Corporation, based in Atlanta, Georgia, is a mortgage banking company that originates, sells, and services residential mortgage loans. All of the outstanding capital stock of Standard Mortgage will be internally distributed by Three Rivers to USBANCORP prior to the Distribution, so that Standard Mortgage will become a direct subsidiary of USBANCORP. Therefore, upon completion of the Distribution, Standard Mortgage will no longer be affiliated with Three Rivers Bank. See "The Distribution -- Spin-Off of Standard Mortgage Corporation to USBANCORP."

     Three Rivers Bank's deposit base is such that loss of one depositor or a related group of depositors would not have a materially adverse effect on its business. In addition, the loan portfolio is also diversified so that one industry or group of related industries does not comprise a material portion of the loan portfolio. Three Rivers Bank's business is not seasonal nor does it have any risks attendant to foreign sources. As a state chartered, federally-insured bank and trust company which is not a member of the Federal Reserve System, Three Rivers Bank is subject to supervision and regular examination by the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation. Various federal and state laws and regulations govern many aspects of its banking operations.

MONETARY POLICIES

     Commercial banks are affected by policies of various regulatory authorities including the Federal Reserve System. An important function of the Federal Reserve System is to regulate the national supply of bank credit. Among the instruments of monetary policy used by the Board of Governors are: open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements on bank deposits. These means are used in varying combinations to influence overall growth of bank loans, investments, and deposits, and may also affect interest rate charges on loans or interest paid for deposits. The monetary policies of the Board of Governors have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

COMPETITION

     Three Rivers Bank and its subsidiary entities face strong competition from other commercial banks, savings banks, savings and loan associations, and several other financial or investment service institutions for business in the communities they serve. Several of these institutions are affiliated with major banking and financial institutions, such as Mellon Bank Corporation and PNC Financial Corporation, which are substantially larger and have greater financial resources than the subsidiary entities. As the financial services industry continues to consolidate, the scope of potential competition affecting the subsidiary entities will also increase. For most of the services that the subsidiary entities perform, there is also competition from credit unions and issuers of commercial paper and money market funds. Such institutions, as well as brokerage houses, consumer finance companies, insurance companies, and pension trusts, are important competitors for various types of financial services. In addition, personal and corporate trust investment counseling services are offered by insurance companies, other firms, and individuals.

NEW LEGISLATION

     On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act (the "GLB Act"). The GLB Act makes significant changes in U.S. banking law, principally by overturning the 1933 Glass-Steagall Act. Under the GLB Act, banks and other financial companies, such as securities firms and insurance companies, will be able to combine and be commonly owned. The GLB Act also permits bank holding companies and banks to engage in a broader range of financially related activities than was available to them before. The GLB Act does not authorize banks or their affiliates to engage in commercial activities that are not financial in nature.

     The GLB Act also contains a number of provisions that will affect the operations of all financial institutions. One of the new provisions relates to the financial privacy of consumers, authorizing the federal banking regulators to adopt rules that would limit the ability of banks and other financial entities to disclose non-public information about consumers to entities that are not affiliates. These limitations will likely require more disclosure to consumers, and in some circumstances will require consent by the consumer before information is allowed to be provided to a third party. We do not expect that any of the regulatory provisions of the GLB Act will materially affect our operations or significantly increase our costs.

MARKET AREA

     The Pittsburgh, Pennsylvania area enjoys a strong and growing economy. Recent unemployment data for the six-county area in and around Pittsburgh (the "Pittsburgh Metro Area") improved to 4.2%, down approximately 0.4% from the same period in 1998. Similar to national statistics, the Pittsburgh Metro Area continues to run brisk as a result of consumer spending, strong employment, greater hours worked, and little or no inflationary pressures. Recent economic trend reports show a highly confident Pittsburgh consumer spending freely on new automobiles, large one-time items, and general goods, pushing retail sales to record levels. Local businesses and manufacturers are working hard to keep up with demand.

     Economic expectations remain favorable for the Pittsburgh Metro Area. While higher interest rates are beginning to slow the housing industry in the region, the tone of the economy remains strong but slowing. The recent Federal Reserve Board increase in rates is beginning to take hold; most economists suggest additional increases during the first quarter of 2000. Economic expansion is expected to slow to a more reasonable rate between 2% and 3% over the Year 2000. As long as unemployment and inflation remain at record low levels, the Pittsburgh Metro Area is expected to fare quite well.

EMPLOYEES

     Three Rivers Bank had approximately 291 full- and part-time employees as of December 31, 1999.

COMMITMENTS AND LINES OF CREDIT

     Three Rivers Bank is obligated under commercial, standby, and trade-related irrevocable letters of credit aggregating $7.6 million at December 31, 1999. In addition, the Bank has issued lines of credit to customers generally for periods of up to one year. Borrowings under such lines of credit are for the working capital needs of the borrower. At December 31, 1999, the Bank had unused loan commitments of approximately $101 million.

INVESTMENT PORTFOLIO

     Investment securities held to maturity are carried at amortized cost while investment securities classified as available for sale are reported at fair value. At December 31, 1999, all of the portfolio was categorized as available for sale and none as held to maturity.

     The following table sets forth the book and market value of Three Rivers Bank's investment portfolio as of the periods indicated:

                    INVESTMENT SECURITIES AVAILABLE FOR SALE


                                                                     AT DECEMBER 31,
                                                             --------------------------------
                                                               1999        1998        1997
                                                             --------    --------    --------
                                                                      (IN THOUSANDS)
Book Value:
  U.S. Treasury............................................  $  5,033    $     --    $     --
  U.S. Agency..............................................    17,838      16,025       1,020
  State and municipal......................................    60,480       2,326       4,476
  Mortgage-backed securities...............................   431,008     290,703     254,907
  Other securities.........................................    34,561      17,169      16,844
                                                             --------    --------    --------
Total book value of investment securities available for
  sale.....................................................   548,920     326,223     277,247
Total market value of investment securities available for
  sale.....................................................   522,264     327,669     279,461


     During the second half of 1999, the Bank, in preparation for liquidity needs for Year 2000, sold $2.5 million of mortgage backed securities that had been purchased during the period from 1993 through 1995 and classified as held to maturity. The Bank believed the sales were allowable under the provision of SFAS No. 115 which permits the sale of held to maturity mortgage backed securities after a substantial portion (85%) of the principal had been collected through prepayments. The Bank, however, misinterpreted this provision and computed the 85% paydown factor against the principal outstanding at issuance as opposed to using the principal outstanding at the point the Bank purchased the securities in the secondary market. As a result of this interpretation error, the Bank tainted its held to maturity portfolio and transferred all securities classified as held to maturity to available for sale. The time period for the taint will be two years. At the time of the transfer, these securities had an amortized cost of $131.9 million and a market value of $128.2 million. Prior to the transfer, approximately 60% of the Bank's investment securities were already classified as available for sale. With the entire portfolio now being classified as available for sale, the Bank will have greater flexibility to manage the securities portfolio to better achieve overall balance sheet rate sensitivity goals and provide liquidity to fund loan growth if needed. The mark to market of the available for sale portfolio does inject more volatility in the book value of equity but has no impact on regulatory capital.

                     INVESTMENT SECURITIES HELD TO MATURITY

                                                                     AT DECEMBER 31,
                                                             --------------------------------
                                                               1999        1998        1997
                                                             --------    --------    --------
                                                                      (IN THOUSANDS)
Book Value:
  U.S. Treasury............................................  $     --    $  5,089    $  4,008
  U.S. Agency..............................................        --          --          --
  State and municipal......................................        --      51,718      36,569
  Mortgage-backed securities...............................        --      93,181     126,762
  Other securities.........................................        --          --          --
                                                             --------    --------    --------
Total book value of investment securities held to
  maturity.................................................        --     149,988     167,339
Total market value of investment securities held to
  maturity.................................................        --     151,398     168,926

     Three Rivers Bank and its subsidiaries, collectively, did not hold securities of any single issuer, excluding U.S. Treasury and U.S. Agencies, that exceeded 10% of shareholders' equity at December 31, 1999. Maintaining investment quality is a primary objective of Three Rivers Bank's investment policy which, subject to certain minor exceptions, prohibits the purchase of any investment security below a Moody's Investor Service or Standard & Poor's rating of "A." At December 31, 1999 and 1998, 98.1% and 98.2% of the portfolio respectively, was rated "AAA." Less than 1.0% was rated below "A" or unrated at December 31, 1999.

LOAN PORTFOLIO

     The principal lending activity of the Bank is the origination of commercial loans secured by real estate, commercial business loans, mortgage loans and, to a lesser extent, consumer loans. The vast majority of the Bank's loans are originated in its primary market area.

     Commercial Loans. This category includes credit extensions to commercial and industrial borrowers. These credits are typically secured by business assets, including accounts receivable, inventory and equipment. Advance rates on accounts are limited to 80% of eligible receivables and 50% of raw materials and finished goods inventory. Overall balance sheet strength and profitability are considered when analyzing these credits, with special attention given to current and historical cash flow coverage. Policy permits flexibility in determining acceptable coverage ratios, but they seldom fall below 1.1 to 1. Personal guarantees are frequently required; however, as the strength of the borrower increases our ability to obtain personal guarantees decreases. In addition to economic risk, this category is subject to risk of weak borrower management and industry risk, all of which are considered at underwriting.

     Commercial Real Estate Loans. The primary focus of the Bank's commercial lending operations is on the origination of commercial loans secured by real estate. This category includes various types of loans, including acquisition and construction of investment property, owner-occupied and operating property. Maximum term, minimum cash flow coverage, leasing requirements, maximum amortization and maximum loan to value ratios are controlled by credit policy and follow industry guidelines and norms and regulatory limitations. Personal guarantees are always required during the construction phase on construction credits and are frequently obtained on mid to smaller commercial real estate loans.

     Loans secured by commercial properties generally involve a greater degree of risk than residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans.

     Residential Real Estate Loans. This category includes mortgages that are secured by residential property. Underwriting of loans within this category is pursuant to Freddie Mac underwriting guidelines, with the exception of CRA loans, which have more liberal standards. The major risk in this category is that a significant downward economic trend would increase unemployment and cause payment defaults.

     Consumer Loans. This category includes consumer installment loans and revolving credit plans. Underwriting standards identify undesirable loans, repayment terms and debt coverage ratios. Loans with debt to income coverage of 45% or less are considered satisfactory. Loans between 46% and 50% require special approval, and loans over 50% are exceptions to policy. The major risk in this are major risk in this category is significant economic downturn.

     Consumer loans generally have shorter terms to maturity, which reduces Three Rivers Bank's exposure to changes in interest rates, and carry higher rates of interest than do one- to four-family residential mortgage loans. In addition, management believes that offering consumer loan products helps to expand and create stronger ties to our existing customer base by increasing the number of customer relationships and providing cross-marketing opportunities.

     Loan Solicitation and Processing. Loan originations are derived from a number of sources such as loan officers, customers, borrowers and referrals from real estate brokers, accountants, attorneys and regional advisory boards.

     The following table sets forth Three Rivers Bank's loans by major category as of the dates set forth below:


                                                          AT DECEMBER 31,
                                      --------------------------------------------------------
                                        1999        1998        1997        1996        1995
                                      --------    --------    --------    --------    --------
                                                           (IN THOUSANDS)
Commercial..........................  $ 45,861    $ 53,563    $ 39,003    $ 32,352    $ 30,788
Commercial loans secured by real
  estate............................   207,067     167,091     171,377     148,231      75,396
Real estate -- mortgage(1)..........   193,850     213,067     225,008     216,483     233,113
Consumer............................    33,042      34,565      31,396      35,162      29,342
                                      --------    --------    --------    --------    --------
Gross loans.........................   479,820     468,286     466,784     432,228     368,639
Less: unearned income...............       (58)        (92)       (169)       (300)       (699)
Loans, net of unearned income.......  $479,762    $468,194    $466,615    $431,928    $367,940


---------------
(1) At December 31, 1999, 1998 and 1997, real estate-construction loans constituted 2.4%, 4.2% and 2.1% of Three Rivers' total loans, net of unearned income, respectively.

     The amount of loans outstanding by category as of December 31, 1999, which are due in (i) one year or less, (ii) more than one year through five years, and
(iii) over five years, are shown in the following table. Loan balances are also categorized according to their sensitivity to changes in interest rates.


                                                              MORE THAN
                                                               ONE YEAR
                                                  ONE YEAR     THROUGH         OVER        TOTAL
                                                  OR LESS     FIVE YEARS    FIVE YEARS     LOANS
                                                  --------    ----------    ----------    --------
                                                           (IN THOUSANDS, EXCEPT RATIOS)
Commercial......................................  $20,617      $  8,145     $   17,099    $ 45,861
Commercial loans secured by real estate.........   30,662        45,824        130,581     207,067
Real estate -- mortgage.........................   14,671        35,260        143,919     193,850
Consumer........................................   14,837        13,520          4,627      32,984
Total...........................................   80,787       102,749        296,226     479,762
Loans with fixed-rate...........................   20,759        69,143        197,403     287,305
Loans with floating-rate........................   60,028        33,606         98,823     192,457
Total...........................................   80,787       102,749        296,226     479,762
Percent composition of maturity.................     16.8%         21.4%          61.7%      100.0%
Fixed-rate loans as a percentage of total
  loans.........................................      4.3          14.4           41.1        59.9
Floating-rate loans as a percentage of total
  loans.........................................     12.5           7.0           20.6        40.1


     The loan maturity information is based upon original loan terms and is not adjusted for principal paydowns and "rollovers." In the ordinary course of business, loans maturing within one year may be renewed, in whole or in part, as to principal amount at interest rates prevailing at the date of renewal. At December 31, 1999, 59.9% of total loans were fixed-rate, which was comparable with the prior year. The stability in the fixed-rate percentage between years reflects continued customer preference for fixed-rate loans. Also, a good portion of the commercial real estate loan growth has occurred in the five year fixed-rate area. For additional information regarding interest rate sensitivity, see "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations -- Interest Rate Sensitivity."

DEPOSITS

     The following table sets forth the average balance of Three Rivers Bank's deposits and the average rates paid thereon:

                                                   FOR THE YEAR ENDED DECEMBER 31,
                                       --------------------------------------------------------
                                             1999                1998                1997
                                       ----------------    ----------------    ----------------
                                        AMOUNT     RATE     AMOUNT     RATE     AMOUNT     RATE
                                       --------    ----    --------    ----    --------    ----
                                                     (IN THOUSANDS, EXCEPT RATES)
Demand -- non-interest bearing.......  $ 83,442      --    $ 77,561      --    $ 73,660      --
Demand -- interest bearing...........    43,769     0.9%     43,019    0.97%     42,645    0.97%
Savings..............................    66,505    1.82      65,399    1.59      66,633    1.83
Money markets........................    57,235    2.96      50,963    2.84      48,173    2.67
Other time...........................   316,227    5.04     310,109    5.42     309,220    5.49
                                       --------    ----    --------    ----    --------    ----
Total deposits.......................  $567,178    3.99%   $547,051    4.20%   $540,331    4.26%
                                       ========    ====    ========    ====    ========    ====

     The following table indicates the maturities and amounts of certificates of deposit issued in denominations of $100,000 or more as of December 31, 1999:

MATURING IN:                                                  (IN THOUSANDS)
------------                                                  --------------
Three months or less........................................     $45,792
Over three through six months...............................       2,991
Over six through twelve months..............................          --
Over twelve months..........................................         123
                                                                 -------
Total.......................................................     $48,906
                                                                 =======

PROPERTIES

     The principal office of Three Rivers Bancorp is located at 2681 Mosside Boulevard in Monroeville, Pennsylvania. As of the Distribution Date, Three Rivers Bancorp will own 13 locations, with an additional 12 locations leased with terms expiring from November 30, 1999 to November 30, 2009.

LEGAL PROCEEDINGS

     Three Rivers is subject to a number of asserted and unasserted potential legal claims encountered in the normal course of business. In the opinion of both management and legal counsel, there is no present basis to conclude that the resolution of these claims will have a material adverse effect on Three Rivers' consolidated financial position or results of operations.

                       MANAGEMENT OF THREE RIVERS BANCORP

DIRECTORS

     Three Rivers Bancorp's Articles of Incorporation provide that the number of directors may not be less than five nor more than twenty-five, provided that the number of directors may be altered from time to time, by resolution adopted by the Three Rivers Bancorp's Board of Directors.

     The Board of Directors will be divided into three classes, each to serve respectively until the annual meetings of shareholders in 2001, 2002 and 2003, and until their successors shall be elected and shall qualify. Thereafter, their successors shall be elected for three year terms and until their successors shall be elected and shall qualify.

     The following sets forth certain information concerning the individuals who have agreed to serve as directors of Three Rivers Bancorp following the Distribution.

                                                                     DIRECTOR
NAME(1)                                                       AGE    SINCE(2)
-------                                                       ---    --------
CLASS I DIRECTORS TO SERVE UNTIL 2001
Clifford A. Barton                                            71       1966
  Retired; Former Chairman, President and Chief Executive
  Officer of USBANCORP; Member of Board of Directors of
  Crown American Realty Trust
Terry K. Dunkle                                               58       1988
  Chairman, President and Chief Executive Officer of
  USBANCORP until the Distribution Date and of Three Rivers
  Bancorp
J. Terrence Farrell                                           52       1983
  Attorney-at-Law
Marylouise Fennell, Ed.D.                                     60       1994
  Higher Education Consultant
Jack Sevy                                                     69       1984
  Retired; Former Owner and Operator, New Stanton West
  Auto/Truck Plaza
CLASS II DIRECTORS TO SERVE UNTIL 2002
Jerome M. Adams                                               68       1973
  Senior Partner, Adams, Myers and Baczkowski,
  Attorneys-at-Law
I. N. Rendall Harper, Jr.                                     61       1999
  President and CEO American Micrographics Company, Inc.
Richard W. Kappel                                             68       1967
  Retired CEO, Secretary and Treasurer of Wm. J. Kappel
  Wholesale Co.
W. Harrison Vail                                              59       1991
  President and Chief Executive Officer of Three Rivers Bank
Charles R. Zappala                                            51       2000
  Chairman Russell, Rea, Zappala & Gomulka, Holding Company
CLASS III DIRECTORS TO SERVE UNTIL 2003
Michael F. Butler                                             64       1993
  Business Consultant and Attorney-at-Law
James R. Ferry                                                61       1991
  President of Ferry Electric Company, Electrical Contractor
Steven J. Guy                                                 40       1999
  CFO and Vice President of Finance Oxford Development
  Company
Stephen I. Richman                                            66       1991
  Senior Partner, Richman & Smith Law Firm
Edward W. Seifert                                             61       1967
  Attorney-at-Law, Partner, Reed, Smith, Shaw & McClay

---------------
(1) Except for positions with Three Rivers Bancorp, all directors and nominees have held the positions indicated or another senior executive position with the same entity or one of its affiliates or predecessors for the past five years.

(2) Reflects the earlier of the first year as a director of USBANCORP, U.S. Bank, Three Rivers Bank or predecessor institutions Community Bancorp, Inc. or Johnstown Savings Bank.

BOARD COMPENSATION AND BENEFITS

     Employee Directors will not receive additional compensation for serving on the Board of Directors of Three Rivers Bancorp. Non-employee Directors of Three Rivers Bancorp will receive an annual retainer of $6,000, payable in Three Rivers Bancorp Common Stock. Three Rivers Bancorp will also pay the premiums on directors' and officers' liability and business travel accident insurance policies covering the Directors. In addition, non-employee directors will receive cash compensation of $550 per meeting for attendance at Three Rivers Bancorp Board of Directors meetings. A fee of $400 per meeting will be paid for attendance at each meeting of any committee of such Board.

COMMITTEES OF THE BOARD

     It is anticipated that Three Rivers Bancorp will establish Audit, Compensation and Nominating Committees of the Board. It is also anticipated that all members of such committees will be non-employee Directors.

     Audit Committee. The Audit Committee will: (i) recommend to the Board the selection, retention or termination of Three Rivers Bancorp's independent auditors; (ii) approve the level of non-audit services provided by the independent auditors; (iii) review the scope and results of the work of Three Rivers' internal audit service providers; (iv) review the scope and approve the estimated cost of the annual audit; (v) review the annual financial statements and the results of the audit with management and the independent auditors; (vi) review with management and the independent auditors the adequacy of Three Rivers' system of internal accounting controls; (vii) review with management and the independent auditors the significant recommendations made by the auditors with respect to changes in accounting procedures and internal accounting controls; and (viii) report to the Board on the results of its review and make such recommendations as it may deem appropriate. The Audit Committee consists of directors Butler (Chairman), Fennell, Guy, Kappel, Adams and Sevy.

     Compensation Committee. The Compensation Committee will review and approve the compensation of the senior executives of Three Rivers. This committee will also administer Three Rivers Bancorp's Long-Term Incentive Plan and its Stock Option Plan. See "New Stock-Based and Incentive Plans of Three Rivers." The Compensation Committee will consist of Directors Barton (Chairman), Fennell, Harper and Zappala.

     Nominating Committee. The Nominating Committee will: (i) identify suitable candidates for Board membership and in such capacity will consider nominees recommended by shareholders; (ii) propose to the Board a slate of directors for election by the shareholders at each annual meeting; and (iii) propose candidates to fill vacancies on the Board based on qualifications it determines to be appropriate. The Board of Directors has not yet elected the members of the Nominating Committee.

EXECUTIVE OFFICERS

     The following persons are expected to serve as executive officers of Three Rivers as of the Distribution Date:


NAME                                      TITLE
----                                      -----
Terry K. Dunkle.........................  Chairman and Chief Executive Officer
W. Harrison Vail........................  Vice Chairman, President and COO
Harry G. King...........................  Senior Vice President, Support Services
Vincent Locher..........................  Senior Vice President and Chief Commercial Loan Officer
Gary McKeown............................  Senior Vice President and Chief Credit Officer
Anthony M. V. Eramo.....................  Vice President and Chief Financial Officer

STOCK OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information concerning Three Rivers Bancorp Common Stock that is expected to be beneficially owned by each of Three Rivers Bancorp's directors, by each of Three Rivers Bancorp's executive officers and by all directors and executive officers as a group. The projections are based upon the number of shares of USBANCORP Common Stock held by the individuals and the group at March 24, 2000. Except for Mr. Barton, who will own 1.4% of the Three Rivers Bancorp Common Stock issued and outstanding on the Distribution Date, none of the following persons will hold in excess of 1% of such stock. The directors and officers as a group will hold 2.8% of the Three Rivers Bancorp Common Stock issued and outstanding on the Distribution Date.

                                                              PROJECTED NUMBER
BENEFICIAL OWNER(1)(2)                                          OF SHARES(3)
----------------------                                        ----------------
Clifford A. Barton..........................................       95,476
Terry K. Dunkle.............................................       25,986
Richard W. Kappel...........................................       16,006
Michael F. Butler...........................................       15,243
W. Harrison Vail............................................       10,379
Jerome M. Adams.............................................        8,934
Jack Sevy...................................................        3,701
Edward W. Seifert...........................................        3,454
J. Terrence Farrell.........................................          820
Stephen I. Richman..........................................          729
Marylouise Fennell..........................................            0
James R. Ferry..............................................          450
Steven J. Guy...............................................            0
I.N. Rendall Harper, Jr.....................................            0
Charles R. Zappala..........................................            0
Vincent Locher..............................................        1,311
Harry G. King...............................................        1,282
All Directors and Executive Officers as a Group (19
  persons)..................................................      185,868

---------------

(1) Amounts are based on information furnished to the Securities and Exchange Commission or USBANCORP by the respective individuals, and on the books and records of USBANCORP. For the purposes of this Information Statement, shares are deemed to be beneficially owned by a person if he or she directly or indirectly has or shares the power to vote or dispose of the shares, whether or not he or she has any economic interest in the shares. For purposes of this Information Statement, a person is deemed to beneficially own shares of Three Rivers Bancorp Common Stock which may be received upon the exercise of outstanding stock options granted under USBANCORP's 1991 Stock Option Plan if the option is exercisable within 60 days. As of the Distribution Date, these options will be converted into options to acquire Three Rivers Bancorp Common Stock. See "USBANCORP Stock Option Conversion."

(2) Except as noted below, each of the identified beneficial owners, including the officers and directors as a group, has sole investment and voting power as to all the shares shown as beneficially owned with the exception of those held by certain officers and directors jointly with their spouses or directly by their spouses or other relatives.

(3) Includes shares of Three Rivers Bancorp Common Stock that may be acquired within sixty (60) days of the Record Date upon the exercise of presently exercisable stock options as follows: 33,428, 22,170, 910, 1,200 and 68,582 held by Messrs. Dunkle, Vail, Locher, King and the group, respectively. Also includes 1,500 and 1,000 shares of Three Rivers Bancorp Common Stock subject to restriction held by Messrs. Dunkle and Vail, respectively, pursuant to restricted stock awards made in January 1998 that vest ratably over a three year period.

EXECUTIVE COMPENSATION


                           SUMMARY COMPENSATION TABLE

                                      ANNUAL COMPENSATION                 LONG-TERM COMPENSATION
                                 ------------------------------   --------------------------------------
                                                                          AWARDS              PAYOUTS
                                                                  -----------------------   ------------
                                                                               SECURITIES
                                                                  RESTRICTED   UNDERLYING    ALL OTHER
                                                                    STOCK       OPTIONS     COMPENSATION
NAME AND PRINCIPAL POSITION(1)   YEAR   SALARY($)   BONUS($)(2)   AWARDS(3)      (#)(4)     ($)(5)(6)(7)
------------------------------   ----   ---------   -----------   ----------   ----------   ------------
Terry K. Dunkle                  1999    340,042       58,837           --           --        27,050
  Chairman of the Board and      1998    330,060       65,649      109,477           --        26,159
  Chief Executive Officer        1997    294,833      113,107           --       30,000        29,809
W. Harrison Vail                 1999    181,500       27,951           --           --        14,647
  Vice Chairman of the Board     1998    165,000       29,172       72,984           --        10,547
  and President                  1997    145,000       50,263           --       18,000         9,701
Vincent Locher                   1999     93,500       15,766           --           --        11,230
  Senior Vice President and      1998     85,000        8,426           --           --         4,878
  Chief Commercial Loan Officer  1997     65,000       14,935           --        1,000         2,808
Harry G. King                    1999     94,050       14,919           --           --        10,366
  Senior Vice President,         1998     90,000        8,021           --           --         6,225
  Support Services               1997     79,125       17,189           --           --         5,624

---------------
(1) Includes the cash and cash value of stock awards made to executive officers of USBANCORP and its subsidiaries under USBANCORP's Executive Annual Incentive Plan.

(2) Unless otherwise indicated, no executive officer named in the Summary Compensation Table received personal benefits or perquisites in excess of the lesser of $50,000 or 10% of the officer's total compensation (salary and bonus).

(3) At the end of 1999, Messrs. Dunkle and Vail held 4,500 and 3,000 restricted shares of USBANCORP Common Stock worth $54,000 and $36,000, respectively. The restrictions on such shares lapse in three equal annual increments on the anniversaries of the award. Dividends are accrued and distributed when restrictions lapse on the corresponding shares. Amounts have been adjusted to reflect USBANCORP's July 1998 three-for-one stock split.

(4) Options were granted during 1997 under the 1991 Stock Option Plan to the Named Officers. The options granted in 1997 were cancelled effective November 23, 1999.

(5) Includes amounts awarded under the Profit Sharing Plan of USBANCORP and U.S. Bank. All full-time employees of USBANCORP and U.S. Bank are entitled to participate in the Profit Sharing Plan. A contribution during any plan year is based on both net income and capital as defined in the Plan.

(6) Includes (a) the value of the premium paid by USBANCORP of $10,000 for a split dollar life insurance policy for Mr. Dunkle, (b) the premiums paid by USBANCORP and its subsidiaries for life insurance policies with cover-age limits above $50,000 to Messrs. Dunkle, Vail, Locher and King, and (c) country club dues for Messrs. Dunkle, Vail, Locher and King.

(7) Includes amounts contributed under the 401(k) Plan of USBANCORP to Messrs. Vail, Locher and King. Under the USBANCORP sponsored 401(k) plan, employees of Three Rivers Bank are allowed to contribute up to 20% of their compensation to the plan with an employer match of $.50 on each $1.00 of employee contribution up to a maximum of 6% of an employee's compensation.

USBANCORP OPTION GRANTS IN LAST FISCAL YEAR

     No grants of stock options were made in 1999 by USBANCORP to the named executive officers.

                     AGGREGATED USBANCORP OPTION EXERCISES
                              IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                           NUMBER OF SECURITIES             VALUE OF UNEXERCISED
                                                          UNDERLYING UNEXERCISED            IN-THE-MONEY OPTIONS
                           SHARES                       OPTIONS AT FISCAL YEAR-END              AT FY-END(3)
                        ACQUIRED ON        VALUE      ------------------------------   ------------------------------
NAME                   EXERCISE(#)(1)   REALIZED(2)   EXERCISABLE(1)   UNEXERCISABLE   EXERCISABLE(1)   UNEXERCISABLE
----                   --------------   -----------   --------------   -------------   --------------   -------------
Terry K. Dunkle            6,302          $53,463        $66,856            $0            $143,397           $0
W. Harrison Vail           2,100           21,143         44,340             0             117,621            0
Vincent Locher               180              595          1,821             0                   0            0
Harry G. King                  0                0          2,400             0               3,856            0

---------------
(1) Reflects shares of USBANCORP Common Stock received or receivable upon the exercise of outstanding options. These options will be converted into options to acquire Three Rivers Bancorp Common Stock. See "USBANCORP Stock Option Conversion."

(2) Represents the aggregate market value of the underlying shares of USBANCORP Common Stock at the date of exercise minus the aggregate exercise prices for options exercised.

(3) "In the money options" are stock options with respect to which the market value of the underlying shares of USBANCORP Common Stock exceeded the exercise price at December 31, 1999. The value of such options is determined by subtracting the aggregate exercise price for such options from the aggregate fair market value of the underlying shares of USBANCORP Common Stock on December 31, 1999. Fair market value was determined by reference to the average of the high and low sale prices of USBANCORP Common Stock as quoted on the Nasdaq Stock Market.

PENSION PLAN

     Three Rivers Bank maintains a qualified defined benefit retirement plan for its employees (the "TRB Pension Plan"). Remuneration for pension benefit purposes is base pay, excluding overtime, bonus or reimbursement of business expense. An employee's benefit under the TRB Pension Plan is determined on the basis of "Final Average Pay," which means the highest average annual base salary received by an employee for any five consecutive year period during the ten-year period ending on the date of his or her termination of employment.

     Three Rivers Bank expects to make a contribution of $865,000 in 2000 for the 1999 plan year.

     Estimated annual benefits payable upon retirement at age 65 after 15 years of service with respect to the specified remuneration are as follows:

                                 PENSION TABLE

 FIVE CALENDAR YEAR
   AVERAGE SALARY        ANNUAL BENEFIT AT
PRECEDING RETIREMENT   NORMAL RETIREMENT DATE
--------------------   ----------------------
      $ 15,000                $ 5,550
        25,000                  9,250
        40,000                 14,800
        60,000                 22,200
        90,000                 33,300
       100,000                 37,000
       120,000                 44,400
       140,000                 51,800
       150,000(1)              55,500

---------------
(1) Effective for retirements on or after January 1, 1994, annual compensation for Plan purposes may not exceed $150,000 plus any increases applicable to cost of living adjustments. Employees with compensation exceeding $150,000 in years before 1994 may have larger "preserved benefits."

     The above benefits are paid for the life of the employee with a right of survivorship with respect to ten years of post-retirement benefits. Other optional forms of benefit are available in actuarially equivalent amounts. Current remuneration covered by the TRB Pension Plan in 1999 for Messrs. Vail, Locher and King was $181,500, $93,500 and $94,050, respectively, subject to the $150,000 limitation. Under the TRB Pension Plan, Messrs. Vail, Locher and King had 15, 11 and 27 years of credited service, respectively, as of December 31, 1999.

     Mr. Dunkle is currently a participant in USBANCORP's Pension Plan, rather than the TRB Pension Plan. As of the Distribution Date, Mr. Dunkle will become a participant in the TRB Pension Plan. Current remuneration in 1999 which was covered by the USBANCORP Pension Plan for Mr. Dunkle was $340,042, subject to the $150,000 limitation. Under such plan, Mr. Dunkle had 12 years of credited service as of December 31, 1999.

CHANGE IN CONTROL AGREEMENTS

     Three Rivers Bancorp intends to enter into Change in Control Agreements with Messrs. Dunkle, Vail and Locher under which Three Rivers Bancorp will agree to provide the executives with severance benefits upon the occurrence of certain enumerated events ("Triggering Events") following a change in control of Three Rivers Bancorp ("Change in Control") (as defined in the Agreements). The initial term of the Agreements is expected to be three years, subject to an automatic one year extension on each anniversary date thereof, unless either party gives notice to the other of an intention not to renew. Under the Agreements, upon the occurrence of a Triggering Event following a Change in Control, Mr. Dunkle will be entitled to receive approximately 2.99 times his combined salary and bonus which will be determined (a) during the initial three year term of the Agreement by reference to his highest salary and bonus paid in the year in which he is terminated or in any one of the last five fiscal years preceding such termination, and (b) after the expiration of the initial term, by reference to the average of the executive's combined salary and bonus in the preceding five years. Under the Change in Control Agreement for Mr. Vail, Mr. Vail will be entitled to receive 1.5 times his annual combined base salary and bonus. Under the Change in Control Agreement for Mr. Locher, Mr. Locher will be entitled to receive an amount equal to an amount equal to his annual combined salary and bonus. The executives, in their discretion, may receive these payments in a lump sum or on a monthly installment basis. The Change in Control Agreements will also entitle the executives to continued participation in the employee benefits plans of Three Rivers Bancorp for a period of three years with respect to Mr. Dunkle, eighteen months with respect to Mr. Vail and one year with respect to Mr. Locher. In addition, the Agreements will provide that options held by the executives to acquire Three Rivers Bancorp Common Stock, to the extent not currently exercisable, will become immediately exercisable upon the occurrence of a Triggering Event following a Change in Control, and may be exercised by the executives at any time prior to the earlier of the expiration date of the options or 90 days after the executive's termination. The Agreements will also require Three Rivers Bancorp to make additional payments to the executives in the event that the severance payments described above result in the imposition of an excise tax, pursuant to Section 4999 of the Internal Revenue Code of 1986 on the payment of such amounts.


TRANSACTIONS WITH MANAGEMENT


     Certain directors, nominees and executive officers and/or their associates were customers of and had transactions with Three Rivers Bank or its subsidiaries during 1999. Transactions that involved loans or commitments by the Bank were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and did not involve more than the normal risk of collectability or present other unfavorable features. These loans represented in the aggregate less than 2.0% of the Bank's shareholders' equity as of December 31, 1999.

     Mr. Adams, a director of Three Rivers Bancorp and Three Rivers Bank, is a partner in a law firm that rendered services to Three Rivers Bank during 1999 and will render such services in 2000.

          NEW STOCK-BASED AND INCENTIVE PLANS OF THREE RIVERS BANCORP

THREE RIVERS BANCORP LONG-TERM INCENTIVE PLAN

     Generally. The Three Rivers Bancorp Long-Term Incentive Plan (the "Three Rivers LTIP") is expected to be approved prior to the Distribution Date by the Three Rivers Bancorp Board of Directors and by USBANCORP as the sole shareholder of Three Rivers Bancorp. The Three Rivers LTIP is expected to provide for the grant of various types of long-term incentive awards to key employees, consistent with the objectives and limitations of Three Rivers LTIP. These awards may include non-qualified options to purchase shares of Three Rivers Common Stock, incentive stock options, stock appreciation rights and restricted stock grants.

     Administration. The Three Rivers LTIP is expected to vest broad powers in the Compensation Committee (the "Compensation Committee") of Three Rivers Bancorp Board of Directors to administer and interpret the Three Rivers LTIP. The Compensation Committee's powers are expected to include authority, within the limitations set forth in the Three Rivers LTIP, to select the persons to be granted awards, to determine terms and conditions of awards, including but not limited to the type, size and term of awards, to determine the time when awards will be granted and any conditions for receiving awards, to establish objectives and conditions for earning awards, to determine whether such conditions have been met and whether payment of an award will be made at the end of an award period, or at the time of exercise, or deferred, to determine whether payment of an award should be reduced or eliminated, and to determine whether such awards should be intended to qualify, regardless of their amount, as deductible for U.S. Federal income tax purposes. The Three Rivers LTIP is also expected to generally vest broad powers in the Compensation Committee to amend and terminate the Three Rivers LTIP.

     Eligibility. Key employees of Three Rivers Bancorp and its divisions, subsidiaries and affiliates are expected to be eligible to be granted awards under the Three Rivers LTIP. The Compensation Committee may also grant awards to employees of a joint venture or other business in which Three Rivers Bancorp has a substantial investment, and may make awards to non-executive employees who are in a position to contribute to the success of Three Rivers Bancorp.

THREE RIVERS EXECUTIVE INCENTIVE COMPENSATION PLAN

     Generally. The Three Rivers' Executive Incentive Compensation Plan (the "Three Rivers Incentive Plan") is expected to be approved prior to the Distribution Date by the Three Rivers Bancorp Board of Directors and by USBANCORP as the sole shareholder of Three Rivers Bancorp. The Three Rivers Incentive Plan is expected to provide for officers of Three Rivers and its divisions and subsidiaries to be granted annual cash or stock incentive awards consistent with the objectives and limitations of the Three Rivers Incentive Plan.

     Administration. The Three Rivers Incentive Plan is expected to vest broad powers in the Compensation Committee to administer and interpret the Three Rivers Incentive Plan. The Compensation Committee's powers are expected to include authority, within the limitations set forth in the Three Rivers Incentive Plan, to select the persons to be granted awards, to determine the time when awards will be granted, to determine and certify whether objectives and conditions for earning awards have been met, to determine whether payment of an award will be made at the end of an award period or deferred, and to determine whether an award or payment of an award should be reduced or eliminated. The Three Rivers Incentive Plan is also expected to generally vest broad powers in the Compensation Committee to amend and terminate the Three Rivers Incentive Plan.

     Eligibility. At the discretion of the Compensation Committee, executive officers of Three Rivers are expected to be granted, and other officers of Three Rivers, its divisions and subsidiaries may be granted, annual incentive awards under the Three Rivers Incentive Plan.

SUCCESSOR PLANS

     On or prior to the Distribution Date, the Company intends to adopt a stock option plan with terms substantially similar to the USBANCORP 1991 Stock Option Plan (the "USBANCORP SOP") for the purpose of continuing the stock options which were granted under the USBANCORP SOP. These options will be converted into options to purchase Three Rivers Bancorp Common Stock. See "USBANCORP Stock Option Conversion." It has not yet been determined whether any new grants will be made under this new plan.

                       USBANCORP STOCK OPTION CONVERSION

     Effective on the Distribution Date, holders of outstanding options to purchase USBANCORP Common Stock will have their interests adjusted as described below. The Compensation Committee of USBANCORP's Board of Directors has approved formulas to adjust the exercise price and award size of USBANCORP stock options pursuant to the terms and provisions of each such grant and the relevant plan. The adjustment formulas are intended to maintain the value of the outstanding USBANCORP stock options at the time of adjustment.

     Employees of Three Rivers who received USBANCORP stock options shall have such USBANCORP stock options entirely converted into options to purchase Three Rivers Bancorp Common Stock pursuant to one of two methods to be selected by the employee. Under the first method, the exercise price of each such Three Rivers stock option shall equal the exercise price of the corresponding USBANCORP stock option prior to the Distribution, multiplied by a factor (the "Three Rivers Stock Conversion Ratio") in which the numerator is the composite volume weighted average price of Three Rivers Bancorp Common Stock (trading on a "when issued" basis) for the trading days during a pricing period to be determined at a future date by the USBANCORP Board of Directors (the "Per Share Three Rivers Stock Price") and the denominator is the composite volume weighted average price of USBANCORP Common Stock trading with Three Rivers for the trading days during the pricing period (the "Per Share Pre-Split USBANCORP Stock Price"). The pricing period will occur prior to the Distribution, except that if Three Rivers Bancorp Common Stock does not trade on a "when issued" basis, the pricing period for determining the numerator of the above-described fraction will be soon after the Distribution Date. The number of shares of Three Rivers Bancorp Common Stock subject to each such Three Rivers stock option shall equal the number of shares subject to the corresponding USBANCORP stock option prior to the Distribution divided by the Three Rivers Stock

Conversion Ratio. All other terms of such Three Rivers stock options shall be the same as the terms of the USBANCORP stock options from which they were converted.

     Employees of Three Rivers who have received USBANCORP stock options and who have elected the alternative method of conversion will have their options (in whole or in part) converted by the following method. The exercise price of each such Three Rivers Bancorp stock option shall equal the composite volume weighted average price of Three Rivers Bancorp Common Stock (trading on a "when issues" basis). The pricing period will occur prior to the Distribution, except that if Three Rivers Bancorp Common Stock does not trade on a "when issued" basis, the pricing period for determining the exercise price will be soon after the Distribution Date. The number of shares of Three Rivers Bancorp Common Stock subject to each such Three Rivers Bancorp stock option shall equal the number of shares required to keep the total fair value of the converted options equal to the total fair value of the options on a pre-Distribution basis.

     Employees of USBANCORP who will continue to be employed by USBANCORP after the Distribution Date and hold any USBANCORP stock options, and holders of any USBANCORP stock options who retire or have retired from USBANCORP on or during the three months prior to the Distribution Date, shall retain such options to purchase USBANCORP Common Stock, subject to the adjustments to the exercise price and number of shares subject to each such option under one of two methods.

     Under the first method, the exercise price of each adjusted USBANCORP Stock Option shall be determined by multiplying the USBANCORP stock option exercise price prior to the Distribution by a factor (the "USBANCORP Stock Conversion Ratio") where the numerator is the composite volume weighted average price of USBANCORP Common Stock trading without Three Rivers for the trading days during the pricing period (the "Per Share Post-Split USBANCORP Stock Price") and the denominator is the Per Share Pre-Split USBANCORP Stock Price. The number of shares of USBANCORP Common Stock subject to each adjusted USBANCORP stock option shall equal the number of shares subject to such USBANCORP stock option prior to the Distribution divided by the USBANCORP Stock Conversion Ratio.

     Under the second method, the exercise price of outstanding USBANCORP options will be adjusted by the USBANCORP Stock Conversion Ratio. The number of USBANCORP options will remain the same. Options to purchase Three Rivers Bancorp Common Stock will be issued -- one for every two USBANCORP shares covered by the option. The exercise price of the Three Rivers Bancorp options will be set by multiplying the Three Rivers Stock Conversion Ratio by the corresponding USBANCORP option exercise price.

     Either of these methods will preserve (and not increase) the intrinsic value of outstanding USBANCORP stock options. All other terms of the adjusted USBANCORP options shall be the same as the terms of the pre-adjusted USBANCORP options.


          CERTAIN RESTRICTIONS ON ACQUISITION OF THREE RIVERS BANCORP


PENNSYLVANIA LAW

     The Pennsylvania Business Corporation Law contains certain provisions applicable to Three Rivers Bancorp that may have the effect of impeding a change in control of Three Rivers Bancorp.

     Chapter 25 of the Pennsylvania Business Corporation Law contains certain "anti-takeover" provisions which apply to a "registered corporation," unless the registered corporation elects not to be governed by such provisions. Three Rivers Bancorp will be a "registered corporation" within the meaning of Chapter 25 of the Pennsylvania Business Corporation Law because the Three Rivers Bancorp Common Stock is entitled to vote generally in the election of directors and will be registered under the Securities Exchange Act of 1934, as amended. The relevant provisions are contained in Subchapters 25E through 25H of the Pennsylvania Business Corporation Law.

     Subchapter 25E of the Pennsylvania Business Corporation Law (relating to control transactions) provides that if any person or group acquires 20% or more of the voting power of a covered corporation, the remaining shareholders may demand from such person or group the fair value of their shares, including a proportionate amount of any control premium.

     Subchapter 25F of the Pennsylvania Business Corporation Law (relating to business combinations) delays for five years and imposes conditions upon "business combinations" between an "interested shareholder" and the corporation. The term "business combination" is defined broadly to include various transactions utilizing a corporation's assets for purchase price amortization or refinancing purposes. For this purpose, an "interested shareholder" is defined generally as the beneficial owner of at least 20% of a corporation's voting shares.

     Subchapter 25G of the Pennsylvania Business Corporation Law (relating to control-share acquisitions) prevents a person who has acquired 20% or more of the voting power of a covered corporation from voting such shares unless the "disinterested" shareholders approve such voting rights. Failure to obtain such approval exposes the owner to the risk of a forced sale of the shares to the issuer.

     Subchapter 25H of the Pennsylvania Business Corporation Law (relating to disgorgement) applies in the event that (i) any person or group publicly discloses that the person or group may acquire control of the corporation or
(ii) a person or group acquires (or publicly discloses an offer or intent to acquire) 20% or more of the voting power of the corporation and, in either case, sells shares within 18 months thereafter. Any profits from sales of equity securities of the corporation received by the person or group during such 18-month period belong to the corporation if the securities that were sold were acquired during the 18-month period or within 24 months prior thereto.

     Subchapter 25I of the Pennsylvania Business Corporation Law (relating to severance payments) provides for a minimum severance payment to certain employees terminated within two years of the approval of a control-share acquisition under Subchapter 25G of the Pennsylvania Business Corporation Law. Subchapter 25J of the Pennsylvania Business Corporation Law (relating to labor contracts) prohibits, in connection with a control-share acquisition under Subchapter 25G of the Pennsylvania Business Corporation Law, the abrogation of certain labor contracts, if any, prior to their stated date of expiration.

     Three Rivers Bancorp has elected not to "opt out" of coverage under Subchapter 25 of the Pennsylvania Business Corporation Law, and therefore, the foregoing provisions of Subchapter 25 will be applicable to Three Rivers Bancorp. Subchapters 25E through 25H of the Pennsylvania Business Corporation Law contain a wide variety of transactional and status exemptions, exclusions and safe harbors.

     In addition to the foregoing, the Pennsylvania Business Corporation Law (a) provides that the Board of Directors can consider the effects of any action upon any or all groups affected by such action, including shareholders, employees, suppliers, customers, creditors and local communities, in determining whether a certain action is in the best interests of the corporation; (b) provides that the Board of Directors need not consider the interests of any particular group as dominant or controlling; (c) provides that directors, in order to satisfy the presumption that they have acted in the best interests of the corporation, need not satisfy any greater obligation or higher burden of proof with respect to actions relating to an acquisition or potential acquisition of control; (d) provides that actions relating to acquisitions of control that are approved by a majority of "disinterested directors" are presumed to satisfy the directors' standard unless it is proven by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation; and
(e) provides that the fiduciary duty of directors is solely to the corporation and may be enforced by the corporation or by a shareholder in a derivative action, but not by a shareholder directly.

     The Pennsylvania Business Corporation Law also explicitly provides that the fiduciary duty of directors shall not be deemed to require directors (a) to redeem any rights under, or to modify or render inapplicable, any shareholder rights plan; (b) to render inapplicable, or make determinations under, provisions of the Pennsylvania Business Corporation Law relating to control transactions, business combinations, control-share acquisitions or disgorgement by certain controlling shareholders following attempts to acquire control; or
(c) to act as the board of directors, a committee of the board or an individual director solely because of the effect such action might have on an acquisition or potential or proposed acquisition of control of the corporation or the consideration that might be offered or paid to shareholders in such an acquisition. One of the effects of these fiduciary duty provisions may be to make it more difficult for a shareholder to successfully challenge the actions of the Three Rivers Bancorp Board of Directors in a potential change in control context. Pennsylvania case law appears to provide that the fiduciary duty standard under the Pennsylvania Business Corporation Law grants directors the statutory authority to reject or refuse to consider any potential or proposed acquisition of the corporation.

CERTAIN ANTI-TAKEOVER PROVISIONS IN THE ARTICLES OF INCORPORATION AND BYLAWS

     While the Board of Directors of Three Rivers Bancorp is not aware of any effort that might be made to obtain control of Three Rivers after the Distribution, the Board believes that it is appropriate to include certain provisions as part of Three Rivers' Articles of Incorporation to protect the interests of Three Rivers and its shareholders from hostile takeovers that the Board might conclude are not in the best interests of Three Rivers or its shareholders. These provisions may have the effect of discouraging a future takeover attempt that is not approved by the Board but which individual shareholders may deem to be in their best interests or in which shareholders may receive a substantial premium for their shares over the then current market price. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of Three Rivers' Board of Directors or management more difficult.

     The following discussion is a general summary of certain provisions of the Articles of Incorporation and the Bylaws of Three Rivers Bancorp that may be deemed to have such an "anti-takeover" effect. The description of these provisions is necessarily general and reference should be made in each case to the Articles of Incorporation and Bylaws of Three Rivers Bancorp. For information regarding how to obtain a copy of these documents without charge, see "Available Information."

  Classified Board of Directors and Related Provisions:

     The Three Rivers Bancorp Articles of Incorporation provide that the Board of Directors is to be divided into three classes which shall be as nearly equal in number as possible. The directors in each class will hold office following their initial appointment to office for terms of one year, two years and three years, respectively, and, upon reelection, will serve for terms of three years thereafter. Each director will serve until his or her successor is elected and qualified. The Articles provide that a director may be removed by shareholders only upon the affirmative vote of at least a majority of the votes which all shareholders would be entitled to cast. The Articles further provide that any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled for the remainder of the unexpired term by a majority vote of the directors then in office.

     A classified board of directors could make it more difficult for shareholders, including those holding a majority of the outstanding shares of Three Rivers Bancorp Common Stock, to force an immediate change in the composition of a majority of the Board of Directors. Because the terms of only one-third of the incumbent directors expire each year, it requires at least two annual elections for the shareholders to change a majority, whereas a majority of a non-classified board may be changed in one year. In the absence of the provisions of the Articles classifying the Board, all of the directors would be elected each year.

     Management of the Three Rivers Bancorp believes that the staggered election of directors tends to promote continuity of management because only one-third of the Board of Directors is subject to election each year. Staggered terms guarantee that in the ordinary course approximately two-thirds of the Directors, or more, at any one time have had at least one year's experience as directors of Three Rivers, and moderate the pace of change in the composition of the Board of Directors by extending the minimum time required to elect a majority of Directors from one to two years.

OTHER ANTITAKEOVER PROVISIONS

     The Articles of Incorporation and Bylaws of Three Rivers Bancorp contain certain other provisions that may also have the effect of deterring or discouraging, among other things, a non-negotiated tender or exchange offer for the Three Rivers Bancorp Common Stock, a proxy contest for control of Three Rivers Bancorp, the assumption of control of Three Rivers Bancorp by a holder of a large block of the Three Rivers Bancorp Common Stock and the removal of Three Rivers management. These provisions: (1) empower the Board of Directors, without shareholder approval, to issue preferred stock, the terms of which, including voting power, are set by the Board; (2) restrict the ability of shareholders to remove directors; (3) require that shares with at least 80% of total voting power approve mergers and other similar transactions if the transaction is not approved, in advance, by the Board of Directors; (4) prohibit shareholders' actions without a meeting; (5) eliminate the right of shareholders to call a special meeting; (6) require that shares with at least 80%, or in certain instances a majority, of total voting power approve the repeal or amendment of Three Rivers' Articles of Incorporation; (7) require any person who acquires stock of Three Rivers Bancorp with voting power of 25% or more to offer to purchase for cash all remaining shares of Three Rivers Bancorp voting stock at the highest price paid by such person for shares of Three Rivers Bancorp voting stock during the preceding year; (8) limit the right of a person or entity to vote more than 10% of the outstanding voting stock of Three Rivers Bancorp; and
(9) require that shares with at least 66 2/3% of the total voting power of Three Rivers Bancorp voting stock approve any repeal or amendment of Three Rivers' Bylaws.

               DESCRIPTION OF THREE RIVERS BANCORP CAPITAL STOCK


     Under Three Rivers Bancorp's Articles of Incorporation, which have been filed as an exhibit to the Registration Statement of which this Information Statement forms a part, Three Rivers' authorized capital stock consists of 25,000,000 shares, of which 20,000,000 shall be Common Stock and 5,000,000 shall be preferred stock ("Preferred Stock"). Based on 13,307,474 shares of USBANCORP Common Stock outstanding as of March 6, 2000, and a distribution ratio of one share of Three Rivers Bancorp Common Stock for every two shares of USBANCORP Common Stock outstanding, it is expected that approximately 6,653,737 shares of Three Rivers Bancorp Common Stock will be distributed to holders of USBANCORP Common Stock. No Preferred Stock will be distributed to USBANCORP shareholders in connection with the Distribution.


COMMON STOCK

  Voting Rights:

     Each share of the Three Rivers Bancorp Common Stock will have the same relative rights and will be identical in all respects with every other share of Three Rivers Bancorp Common Stock. The holders of Three Rivers Bancorp Common Stock will possess exclusive voting rights in the Company, except to the extent that shares of preferred stock issued in the future may have voting rights, if any. Each holder of shares of Three Rivers Bancorp Common Stock will be entitled to one vote for each share held of record on all matters submitted to a vote of holders of shares of Three Rivers Bancorp Common Stock. Holders of Three Rivers Bancorp Common Stock will not be entitled to cumulate their votes for election of directors.

  Dividends:

     The payment and amount of cash dividends declared by Three Rivers Bancorp after the Distribution will be subject to the discretion of the Three Rivers Bancorp Board of Directors. Dividend decisions will be based on a number of factors, including Three Rivers' consolidated operating results and financial condition, tax considerations, industry standards, economic conditions, regulatory restrictions, general business practices and other factors.

     We do not presently anticipate that Three Rivers Bancorp will conduct significant operations independent of those of Three Rivers Bank for a substantial period of time following the Distribution. Therefore, we do not expect Three Rivers Bancorp to have any significant source of income other than dividends from Three Rivers Bank, if any. Consequently, Three Rivers Bancorp's ability to pay cash dividends to its shareholders will be dependent upon the ability of Three Rivers Bank to pay dividends to Three Rivers Bancorp.

     The Pennsylvania Banking Code provides that cash dividends may be declared and paid only out of accumulated net earnings and that, prior to the declaration of any dividend, if the surplus of a bank is less than the amount of its capital, the bank shall, until its surplus is equal to its capital, transfer to its surplus an amount that is at least ten percent (10%) of the net earnings of the bank for the period since the end of its last fiscal year or for any shorter period since the bank's most recent declaration of a dividend. The Pennsylvania Banking Code further provides that if the surplus of a bank is less than fifty percent (50%) of the amount of its capital, no dividends may be declared or paid by the bank without the prior approval of the Pennsylvania Banking Department until the bank's surplus is equal to or greater than fifty percent (50%) of the bank's capital.

     Three Rivers Bancorp is subject to the Pennsylvania Business Corporation Law which permits dividends or distributions to be paid as long as the corporation will be able to pay its debts in the ordinary course of business after making the dividend or distribution.

  Liquidation:

     In the event of any liquidation, dissolution or winding up of Three Rivers Bank, Three Rivers Bancorp, as holder of all of the capital stock of Three Rivers Bank, would be entitled to receive all of the assets of Three Rivers Bank after payment of all debts and liabilities of Three Rivers Bank. In the event of a liquidation, dissolution or winding up of Three Rivers Bancorp, each holder of shares of Three Rivers Bancorp Common Stock would be entitled to receive, after payment of all debts and liabilities of Three Rivers Bancorp, a pro rata portion of all assets of Three Rivers Bancorp available for distribution to holders of Three Rivers Bancorp Common Stock. If any preferred stock is issued, the holders thereof may have a priority in liquidation or dissolution over the holders of the Three Rivers Bancorp Common Stock.

  Other Characteristics:

     Holders of the Three Rivers Bancorp Common Stock will not have preemptive rights with respect to any additional shares of Three Rivers Bancorp Common Stock that may be issued. The Three Rivers Bancorp Common Stock is not subject to call for redemption, and the outstanding shares of Three Rivers Bancorp Common Stock, when issued and upon receipt by Three Rivers Bancorp of the full purchase price therefor, will be fully paid and nonassessable.

PREFERRED STOCK

     None of the 5,000,000 authorized shares of preferred stock of Three Rivers Bancorp will be issued in the Distribution. After the Distribution is completed, the Board of Directors of Three Rivers Bancorp will be authorized, without shareholder approval, to issue preferred stock and to fix and state voting powers, designations, preferences or other special rights of such shares and the qualifications, limitations and restrictions thereof. The preferred stock may rank prior to the Three Rivers Bancorp Common Stock as to dividend rights or liquidation preferences, or both, and may have full or limited voting rights. Should the Board of Directors of Three Rivers Bancorp issue preferred stock, no holder of any such stock will have any preemptive right to subscribe for or purchase any stock or any other securities of Three Rivers Bancorp other than such, if any, as the Board of Directors, in its sole discretion, may determine and at such price or prices and upon such other terms as the Board of Directors, in its sole discretion, may fix.


                   INDEMNIFICATION OF DIRECTORS AND OFFICERS


     The Bylaws of Three Rivers Bancorp provide for (1) the indemnification of directors, officers, employees, and agents of Three Rivers Bancorp and its subsidiaries and (2) the elimination of a director's liability for monetary damages, in each case to the fullest extent permitted by Pennsylvania law.

     Pennsylvania law provides that a Pennsylvania corporation may indemnify directors, officers, employees, and agents of the corporation against liabilities they may incur in such capacities for any action taken or any failure to act, whether or not the corporation would have the power to indemnify the person under any provision of law, unless such action or failure to act is determined by a court to have constituted recklessness or willful misconduct. Pennsylvania law also permits the adoption of a Bylaw amendment, approved by shareholders, providing for the elimination of a director's liability for monetary damages for any action taken or any failure to take any action unless
(1) the director has breached or failed to perform the duties of his/her office; and (2) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

     Directors and officers of Three Rivers Bancorp will also be insured against certain liabilities for their actions as such by an insurance policy obtained by Three Rivers Bancorp.

                          TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for Three Rivers Bancorp Common Stock will be Fleet National Bank, Boston, Massachusetts.

                LISTING AND TRADING OF THREE RIVERS COMMON STOCK


     Prior to the date hereof, there has not been any established trading market for Three Rivers Bancorp Common Stock. Application has been made to list the Three Rivers Bancorp Common Stock on the Nasdaq National Market under the symbol "TRBC." It is presently anticipated that Three Rivers Bancorp Common

Stock will be approved for listing on the Nasdaq National Market prior to the Distribution Date, and trading is expected to commence on a "when-issued" basis on or after the Record Date. The term "when issued" indicates a conditional transaction in a security authorized for issuance but not as yet actually issued. All "when issued" transactions are on an "if" basis, to be settled if and when the actual security is issued and the NASDAQ Stock Market directs that the transactions are to be settled.


     There can be no assurance as to the prices at which Three Rivers Bancorp Common Stock will trade before, on or after the Distribution Date. Until Three Rivers Bancorp Common Stock is fully distributed and an orderly trading market develops in Three Rivers Bancorp Common Stock, the price at which such stock trades may fluctuate significantly and may be lower or higher than the respective price that would be expected for a fully distributed issue. Prices for Three Rivers Bancorp Common Stock will be determined in the marketplace and may be influenced by many factors, including (i) the depth and liquidity of the market for Three Rivers Bancorp Common Stock, (ii) developments affecting the business of Three Rivers Bancorp, (iii) investor perception of Three Rivers Bancorp, and (iv) general economic and market conditions. As of March 6, 2000, there were 5,186 holders of USBANCORP Common Stock, which approximates the number of prospective record holders of Three Rivers Bancorp Common Stock.


     Shares of Three Rivers Bancorp Common Stock distributed in the Distribution will be freely transferable, except for securities received by persons who may be deemed to be affiliates of Three Rivers Bancorp ("Affiliates") under the Securities Act of 1933, as amended (the "Securities Act"). Affiliates would generally include individuals or entities that control, are controlled by, or are under common control with Three Rivers Bancorp and will include all Directors and certain officers of Three Rivers. Persons who are Affiliates of Three Rivers will be permitted to sell their shares of Three Rivers Bancorp Common Stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act.

                 2001 ANNUAL MEETING AND SHAREHOLDER PROPOSALS


     Three Rivers' first annual shareholders meeting after the Distribution is expected to be held on May 3, 2001. If a shareholder wishes to have a proposal considered at the 2001 meeting and included in the Proxy Statement for that meeting, the proposal must be received by Three Rivers in writing on or before December 14, 2000.


                             AVAILABLE INFORMATION


     When the Registration Statement on Form 10, of which this Information Statement forms a part, becomes effective, Three Rivers Bancorp will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file reports, and proxy materials with the SEC. USBANCORP currently is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports, and proxy materials with the SEC. Copies of the Form 10, including the exhibits thereto, and the reports, proxy statements and other information filed by Three Rivers Bancorp and USBANCORP with the SEC can then be inspected and copied at the public reference facilities of the SEC, 450 Fifth Street N.W., Room 1024, Washington D.C. 20549 and at the SEC's Regional Offices at 7 World Trade Center, 13th floor, New York, NY 10048 and at 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street N.W., Room 1024, Washington D.C. 20549. Copies may also be obtained from the SEC's Web Site (http://www.sec.gov).


     Copies of USBANCORP's Annual Report and Form 10-K for the year ended December 31, 1999 can be obtained free of charge from USBANCORP. Requests should be directed to Jeffrey A. Stopko, Senior Vice President and Chief Financial Officer, USBANCORP, Inc., P.O. Box 430, Johnstown, PA 15907-0430, telephone
(814) 533-5310.

                         INDEX TO FINANCIAL STATEMENTS


                                                                PAGE
                                                              REFERENCE
                                                              ---------
CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet -- December 31, 1999 and December
  31, 1998..................................................     F-2
Consolidated Statement of Income -- Fiscal years ended
  December 31, 1999, December 31, 1998 and December 31,
  1997......................................................     F-3
Consolidated Statement of Comprehensive Income -- Fiscal
  years ended December 31, 1999, December 31, 1998 and
  December 31, 1997.........................................     F-4
Consolidated Statement of Stockholders' Equity -- Fiscal
  years ended December 31, 1999, December 31, 1998 and
  December 31, 1997.........................................     F-5
Consolidated Statement of Cash Flows -- Fiscal years ended
  December 31, 1999, December 31, 1998 and December 31,
  1997......................................................     F-6
Notes to Consolidated Financial Statements..................     F-7
Report of Independent Auditors..............................     F-30


     All other financial statements and schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the above listed financial statements or the notes thereto.

                           THREE RIVERS BANCORP, INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                           CONSOLIDATED BALANCE SHEET

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                 1999         1998
                                                              ----------    --------
                                                                  (IN THOUSANDS)
ASSETS
Cash and due from banks.....................................  $   24,228    $ 16,169
Interest bearing deposits with banks........................          --       2,447
Investment securities:
  Available for sale........................................     522,264     327,669
  Held to maturity (market value $151,398 on December 31,
     1998)..................................................          --     149,988
Loans held for sale.........................................          59       1,873
Loans.......................................................     479,761     466,413
  Less: Unearned income.....................................          58          92
  Allowance for loan losses.................................       5,021       6,104
  Net loans.................................................     474,682     460,217
Premises and equipment......................................       5,495       4,489
Accrued income receivable...................................       7,504       7,030
Goodwill and core deposit intangibles.......................       2,838       1,772
Bank owned life insurance...................................      12,411      11,859
Other assets................................................      16,255       2,073
Net assets of discontinued mortgage banking operations......      10,426      10,455
          Total Assets......................................  $1,076,162    $996,041
LIABILITIES
Non-interest bearing deposits...............................  $   84,643    $ 84,969
Interest bearing deposits...................................     488,052     475,481
          Total deposits....................................     572,695     560,450
Federal funds purchased and securities sold under agreements
  to repurchase.............................................      10,000      18,305
Other short-term borrowings.................................      16,150      23,500
Advances from Federal Home Loan Bank........................     409,876     309,891
Long-term debt..............................................       2,368       2,576
Total borrowed funds........................................     438,394     354,272
Other liabilities...........................................       9,280       9,833
          Total Liabilities.................................   1,020,369     924,555
Commitments and contingent liabilities (Note #17)...........
STOCKHOLDERS' EQUITY
Subsidiary Equity...........................................      72,969      70,396
Accumulated other comprehensive income......................     (17,176)      1,090
          Total Stockholders' Equity........................      55,793      71,486
          Total Liabilities and Stockholders' Equity........  $1,076,162    $996,041

          See accompanying notes to consolidated financial statements.

                        CONSOLIDATED STATEMENT OF INCOME


                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1999       1998       1997
                                                              -------    -------    -------
                                                                     (IN THOUSANDS)
INTEREST INCOME
Interest and fees on loans:
  Taxable...................................................  $37,714    $38,923    $38,047
  Tax exempt................................................      506        613        315
Deposits with banks.........................................       24          8         12
Federal funds sold..........................................       --          1         11
Investment securities:
  Available for sale........................................   24,309     18,480     14,560
  Held to maturity..........................................    8,263      9,901     12,158
          Total Interest Income.............................   70,816     67,926     65,103
INTEREST EXPENSE
Deposits....................................................   19,282     19,714     19,901
Federal funds purchased and securities sold under agreements
  to repurchase.............................................    1,015      1,004        754
Other short-term borrowings.................................    2,222      1,768      1,499
Advances from Federal Home Loan Bank........................   18,284     15,633     13,447
Long-term debt..............................................      279        336        431
          Total Interest Expense............................   41,082     38,455     36,032
NET INTEREST INCOME.........................................   29,734     29,471     29,071
  Provision for loan losses.................................      300        300        113
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES.........   29,434     29,171     28,958
NON-INTEREST INCOME
Trust fees..................................................      971        927        843
Net realized gains on investment securities.................      273      1,316        112
Net realized (losses) gains on loans held for sale..........      (35)       235        244
Wholesale cash processing fees..............................      603        706        976
Service charges on deposit accounts.........................    1,861      1,813      1,725
Bank owned life insurance...................................      551        556        524
Other income................................................    1,429      1,365        858
          Total Non-Interest Income.........................    5,653      6,918      5,282
NON-INTEREST EXPENSE
Salaries and employee benefits..............................    9,371      9,125      8,996
Net occupancy expense.......................................    1,831      1,807      1,823
Equipment expense...........................................    1,522      1,336      1,309
Professional fees...........................................    1,350      1,277      1,170
Supplies, postage, and freight..............................      975      1,028      1,090
Miscellaneous taxes and insurance...........................      567        475        398
FDIC deposit insurance expense..............................      197        196         42
Amortization of goodwill and core deposit intangibles.......      377        214        263
Other expense...............................................    4,837      4,862      4,507
          Total Non-Interest Expense........................   21,027     20,320     19,598
INCOME BEFORE INCOME TAXES..................................   14,060     15,769     14,642
  Provision for income taxes................................    4,090      4,762      4,522
INCOME FROM CONTINUING OPERATIONS...........................    9,970     11,007     10,120
Income (loss) from Discontinued Mortgage Banking Operations,
  Provision for income taxes................................      (30)       252      1,286
          Net Income........................................    9,940     11,259     11,406


          See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME


                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------    -------    -------
                                                                      (IN THOUSANDS)
COMPREHENSIVE INCOME
Net income..................................................  $  9,940    $11,259    $11,406
Other comprehensive income, before tax:
  Unrealized holding (losses) gains arising during period...   (25,486)       826      1,730
Less: Reclassification adjustment for gains included in net
  income....................................................      (273)    (1,316)      (112)
                                                              --------    -------    -------
Other comprehensive (loss) income, before tax...............   (25,759)      (490)     1,618
Income tax (credit) expense related to items of other
  comprehensive income......................................    (7,493)      (148)       500
                                                              --------    -------    -------
Other comprehensive (loss) income, net of tax...............   (18,266)      (342)     1,118
                                                              --------    -------    -------
Comprehensive (loss) income.................................  $ (8,326)   $10,917    $12,524
                                                              ========    =======    =======

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------    -------    -------
PREFERRED STOCK
Balance at beginning of period..............................  $     --    $    --    $    --
Balance at end of period....................................        --         --         --
COMMON STOCK
Balance at beginning of period..............................     2,015      2,015      2,015
Balance at end of period....................................     2,015      2,015      2,015
CAPITAL SURPLUS
Balance at beginning of period..............................    20,454     13,454     13,454
Downstream dividends........................................        --      7,000         --
Balance at end of period....................................    20,454     20,454     13,454
RETAINED EARNINGS
Balance at beginning of period..............................    37,472     34,937     31,410
Income from continuing operations...........................     9,970     11,007     10,120
Equity from discontinued mortgage banking operations........    10,426     10,455     10,712
Dividends paid..............................................    (7,368)    (8,981)    (6,841)
Dividends received..........................................        --        509        248
Balance at end of period....................................    50,500     47,927     45,649
ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance at beginning of period..............................     1,090      1,432        314
Net change in fair value of securities available for sale...   (18,266)      (342)     1,118
Balance at end of period....................................   (17,176)     1,090      1,432
          Total Stockholders' Equity........................  $ 55,793    $71,486    $62,550


          See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                                       (IN THOUSANDS)
OPERATING ACTIVITIES
Income from continuing operations...........................  $   9,970   $  11,007   $  10,120
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Income (loss) provided by discontinued mortgage banking
     operations.............................................        (30)        252       1,286
  Provision for loan losses.................................        300         300         113
  Depreciation and amortization expense.....................        891         790         855
  Amortization expense of good-will and core deposit
     intangibles............................................        377         214         263
  Net amortization of investment securities.................       (156)        756          51
  Net realized gains on investment securities...............       (273)     (1,316)       (112)
  Net realized losses (gains) on loans held for sale........         35        (235)       (244)
  Increase in accrued income receivable.....................       (474)        (65)       (667)
  Increase in accrued expense payable.......................        489          22       1,223
Net cash provided by operating activities...................     11,129      11,725      12,888
INVESTING ACTIVITIES
Purchase of investment securities and other short-term
  investments -- available for sale.........................   (263,781)   (359,128)   (328,827)
Purchase of investment securities and other short-term
  investments -- held to maturity...........................    (13,720)    (21,950)    (20,098)
Proceeds from maturities of investment securities and other
  short-term investments -- available for sale..............     41,710      56,014      80,012
Proceeds from maturities of investment securities and other
  short-term investments -- held to maturity................     28,399      37,663      56,225
Proceeds from sales of investment securities and other
  short-term investments -- available for sale..............    131,484     257,104     128,968
Proceeds from sales of investment securities and other
  short-term investments -- held to maturity................      2,503          --          --
Long-term loans originated..................................   (197,659)   (154,285)   (162,541)
Loans held for sale.........................................        (59)     (1,873)     (2,541)
Principal collected on long-term loans......................    184,143     153,601     130,410
Net decrease (increase) in other short-term loans...........        589       1,011          97
Purchases of premises and equipment.........................     (2,021)       (815)       (383)
Sale/retirement of premises and equipment...................        124          53          54
Net (increase) decrease in other assets.....................     (5,186)     (4,588)      3,592
Net cash used by investing activities.......................    (93,474)    (37,193)   (115,032)
FINANCING ACTIVITIES
Proceeds from sales of certificates of deposit..............    355,191     293,679     186,407
Payments for maturing certificates of deposit...............   (373,145)   (255,579)   (200,612)
Net increase (decrease) in demand and savings deposits......     30,199      (3,460)     10,679
Net increase (decrease) in federal funds purchased,
  securities sold under agreements to repurchase, and other
  short-term borrowings.....................................    (16,584)     (7,131)     12,914
Net principal borrowings on advances from Federal Home Loan
  Bank......................................................     99,985       1,946      95,446
Borrowing (repayments) of long-term debt....................        721      (1,387)     (1,045)
Common stock dividends paid.................................     (7,368)     (8,981)     (6,841)
Dividends received from subsidiaries........................         --         509         248
Contributions from Parent...................................         --       7,000          --
Net (decrease) increase in other liabilities................     (1,042)        633        (556)
Net cash provided by financing activities...................     87,957      27,229      96,640
Net Increase (Decrease) in Cash Equivalents.................      5,612       1,761      (5,504)
Cash Equivalents at Beginning of Period.....................     18,616      16,855      22,359
Cash Equivalents at End of Period...........................  $  24,228   $  18,616   $  16,855


          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

     On July 12, 1999, USBANCORP, Inc., the Bank's holding company parent, announced that its Board of Directors approved a plan to split USBANCORP's banking subsidiaries into two separate publicly traded companies. Under the proposed tax-free spin-off plan, 100% of the shares of the holding company to be formed for Three Rivers Bank, to be known as Three Rivers Bancorp, Inc., would be distributed as a dividend to the shareholders of USBANCORP in proportion to their existing USBANCORP ownership. Shareholders would retain their existing USBANCORP shares. Standard Mortgage Company of Georgia, a mortgage banking company that is currently a subsidiary of Three Rivers Bank, will be internally spun-off from Three Rivers Bank to USBANCORP prior to consummation of the proposed Three Rivers Bank spin-off.

     The Consolidated Financial Statements included herein may not necessarily be indicative of the results of operations, financial position and cash flows of Three Rivers Bancorp, Inc. in the future or had it operated as a separate, independent company during the periods presented. The Consolidated Financial Statements included herein do not reflect any changes that may occur in the financial condition and operations of the Bank as a result of the Distribution.

     The Spin-Off will result in the division of certain of Parent's existing corporate support functions between the two resulting entities. Corporate expenses included in Three Rivers Bancorp, Inc.'s financial results represent an allocation of Parent's consolidated corporate expense to the entities comprising Three Rivers Bancorp, Inc. The allocation of corporate expense is based on a specific review to identify costs incurred for the benefit of the banking business and in management's judgment results in a reasonable allocation of such costs. Three Rivers Bancorp was allocated $2.0 million, $1.9 million, and $1.9 million of overhead costs related to USBANCORP's shared administrative and support functions for the years 1999, 1998, and 1997, respectively. The allocation was largely based upon Three Rivers Bancorp's total assets as a percentage of USBANCORP's total assets during such prior periods.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation:

     The consolidated financial statements include accounts of Three Rivers Bancorp, Inc. and its wholly-owned subsidiary, Three Rivers Bank and Trust Company, including its subsidiaries TRB Financial Services Company and Community First Capital Corporation.

  Business and Nature of Operations:

     Three Rivers Bancorp, Inc. (the "Bank") is a Pennsylvania-chartered bank holding company headquartered in Monroeville, Pennsylvania. The Bank operates 24 banking offices in three southwestern Pennsylvania counties. These offices provide a full range of consumer, mortgage, commercial, and trust financial products. The information contained in the financial statements and these accompanying notes relates only to the Bank on a stand-alone basis.

     As discussed above, Standard Mortgage Company of Georgia ("SMC"), a mortgage banking company that historically was a subsidiary of TRB, will be internally spun-off from TRB to the Parent prior to the consummation of the proposed TRB spin-off. Accordingly, results of operations and cash flows of SMC have been reported as discontinued operations for all periods presented in the consolidated financial statements of

TRB. The consolidated balance sheets for all periods presented also reflects SMC as a discontinued operation. Summarized financial information of the discontinued operations is presented in the following tables:

     Net assets of discontinued mortgage banking operations:

                                                               AT DECEMBER 31,
                                                              ------------------
                                                               1999       1998
                                                              -------    -------
ASSETS
Cash and due from banks.....................................  $   415    $    30
Interest bearing deposits banks.............................      215
Loans held for sale.........................................   21,244     47,880
Net loans...................................................   16,252     10,387
Premises and equipment......................................      766        514
Mortgage servicing rights...................................   13,911     16,536
Goodwill and core deposit intangibles.......................      252        278
Other assets................................................    2,019      1,562
          Total Assets......................................  $55,074    $77,187
LIABILITIES
Other short-term borrowings.................................  $35,999    $57,203
Long-term debt..............................................    4,688      6,563
Total borrowed funds........................................   40,687     63,766
Other liabilities...........................................    3,961      2,966
          Total Liabilities.................................  $44,648    $66,732
          Net Assets........................................  $10,426    $10,455

     Income from discontinued mortgage banking operations:

                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                               1999       1998       1997
                                                              ------     ------     ------
ASSETS
Interest income.............................................  $3,211     $2,846     $1,883
Interest expense............................................   2,048      1,398        455
Net interest income.........................................   1,163      1,448      1,428
Provision for loan losses...................................      75         --         --
Non-interest income.........................................   5,725      6,417      6,163
Non-interest expense........................................   6,831      7,445      5,495
Income before income taxes..................................     (18)       420      2,096
Provision for income taxes..................................      12        168        810
Income from discontinued mortgage banking operations........  $  (30)    $  252     $1,286

  Investment Securities:

     Securities are classified at the time of purchase as investment securities held to maturity if it is management's intent and the Bank has the ability to hold the securities until maturity. These held to maturity securities are carried on the Bank's books at cost, adjusted for amortization of premium and accretion of discount which is computed using the level yield method which approximates the effective interest method. Alternatively, securities are classified as available for sale if it is management's intent at the time of purchase to hold the securities for an indefinite period of time and/or to use the securities as part of the Bank's asset/liability management strategy. Securities classified as available for sale include securities which may be sold to effectively manage interest rate risk exposure, prepayment risk, and other factors (such as liquidity requirements). These available for sale securities are reported at fair value with unrealized aggregate appreciation (depreciation) excluded from income and credited (charged) to a separate component of shareholders' equity on a net of tax basis. Any security classified as trading assets are reported at fair value with unrealized aggregate appreciation (depreciation) included in current income on a net of tax basis. The Bank presently does not engage in trading activity. Realized gain or loss on securities sold was computed upon the adjusted cost of the specific securities sold.

  Loans:

     Interest income is recognized using methods which approximate a level yield related to principal amounts outstanding. The Bank discontinues the accrual of interest income when loans, except for loans that are insured for credit loss, become 90 days past due in either principal or interest. In addition, if circumstances warrant, the accrual of interest may be discontinued prior to 90 days. In all cases, payments received on non-accrual loans are credited to principal until full recovery of principal has been recognized; it is only after full recovery of principal that any additional payments received are recognized as interest income. The only exception to this policy is for residential mortgage loans wherein interest income is recognized on a cash basis as payments are received. A non-accrual loan is placed on accrual status after becoming current and remaining current for twelve consecutive payments (except for residential mortgage loans which only have to become current).

  Loan Fees:

     Loan origination and commitment fees, net of associated direct costs, are deferred and amortized into interest and fees on loans over the loan or commitment period. Fee amortization is determined by either the straight-line method, or the effective interest method, which do not differ materially.

  Mortgage Loans Held For Sale:

     Newly originated fixed-rate residential mortgage loans are classified as "held for sale," if it is management's intent to sell these residential mortgage loans. The residential mortgage loans held for sale are carried at the lower of aggregate cost or market value.

  Premises and Equipment:

     Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to operations over the estimated useful lives of the premises and equipment using the straight-line method. Useful lives of up to 45 years for buildings and up to 12 years for equipment are utilized. Leasehold improvements are amortized using the straight-line method over the terms of the respective leases or useful lives of the improvements, whichever is shorter. Maintenance, repairs, and minor alterations are charged to current operations as expenditures are incurred.

  Allowance for Loan Losses and Charge-off Procedures:

     As a financial institution which assumes lending and credit risks as a principal element of its business, the Bank anticipates that credit losses will be experienced in the normal course of business. Accordingly, the Bank consistently applies a comprehensive methodology and procedural discipline which is updated on a quarterly basis to determine both the adequacy of the allowance for loan losses and the necessary provision for loan losses to be charged against earnings. This methodology includes:

     - A detailed review of all criticized and impaired loans to determine if any specific reserve allocations are required on an individual loan basis. The specific reserve established for these criticized and impaired loans is based on careful analysis of the loan's performance, the related collateral value, cash flow considerations and the financial capability of any guarantor.

     - The application of formula driven reserve allocations for all commercial and commercial real-estate loans are calculated by using a three-year migration analysis of net losses incurred within each risk grade for the entire commercial loan portfolio. The difference between estimated and actual losses is reconciled through the dynamic nature of the migration analysis.

     - The application of formula driven reserve allocations to installment and mortgage loans which are based upon historical charge-off experience for those loan types. The residential mortgage loan allocation is based upon the Bank's five-year historical average of actual loan charge-offs experienced in that category. The same methodology is used to determine the allocation for consumer loans except the allocation is based upon an average of the most recent actual three-year historical charge-off experience for consumer loans.

     - The application of formula driven reserve allocations to all outstanding loans and certain unfunded commitments is based upon review of historical losses and qualitative factors, which include but are not limited to, economic trends, delinquencies, concentrations of credit, trends in loan volume, experience and depth of management, examination and audit results, effects of any changes in lending policies and trends in policy exceptions.

     The maintenance of a general unallocated reserve to accommodate inherent risk in the Bank's portfolio that is not identified through the Bank's specific loan and portfolio segment reviews discussed above. Management recognizes that there may be events or economic factors that have occurred effecting specific borrowers or segments of borrowers that may yet be fully reflected in the information that the Bank uses for arriving at specific loan or portfolio segment reserves. Therefore, the Bank and its Board of Directors believe a strong unallocated reserve is needed to recognize the estimation risk associated with the specific and formula driven allowances. In conjunction with the establishment of the general unallocated reserve, the Bank also looks at the total allowance for loan losses in relation to the size of the total loan portfolio, the level of non-performing assets and its coverage of these items as compared to peer banks and industry.

     After completion of this process, a formal meeting of the Loan Loss Reserve Committee is held to evaluate the adequacy of the reserve and establish the provision level for the next quarter. The Bank believes that the procedural discipline, systematic methodology, and comprehensive documentation of this quarterly process is in full compliance with all regulatory requirements and provides appropriate support for accounting purposes.

     When it is determined that the prospects for recovery of the principal of a loan have significantly diminished, the loan is immediately charged against the allowance account; subsequent recoveries, if any, are credited to the allowance account. In addition, non-accrual and large delinquent loans are reviewed monthly to determine potential losses. Consumer loans are considered losses when they are 90 days past due, except loans that are insured for credit loss.

     The Bank's policy is to individually review, as circumstances warrant, each of its commercial and commercial mortgage loans to determine if a loan is impaired. At a minimum, credit reviews are mandatory for all commercial and commercial mortgage loans with balances in excess of $500,000 within an 18 month period. The Bank has also identified two pools of small dollar value homogeneous loans which are evaluated collectively for impairment. These separate pools are for residential mortgage loans and consumer loans. Individual loans within these pools are reviewed and removed from the pool if factors such as significant delinquency in payments of 90 days or more, bankruptcy, or other negative economic concerns indicate impairment.

  Comprehensive Income:

     In January 1998, the Bank adopted SFAS #130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in a financial statement. For the Bank, comprehensive income includes net income and unrealized holding gains and losses from available for sale investment securities. The balances of other accumulated comprehensive
(loss) income were $(17,176,000) and $1,090,000 at December 31, 1999 and 1998,
respectively.

  Segment Reporting:

     In June, 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("FAS No. 131") which is effective for financial statements for periods beginning after December 15, 1997. FAS No. 131 redefines how operating segments are determined and requires disclosures of certain financial and descriptive information about a company's operating segments. Under current conditions the Bank is reporting one business segment.

  Statement of Cash Flows:

     Cash equivalents include cash and due from banks, interest bearing deposits with banks, federal funds sold and securities purchased under agreements to resell, and short-term investments. The Bank made $3,269,000 in income tax payments in 1999; $4,599,000 in 1998; and $3,819,000 in 1997. The Bank made total interest expense payments of $40,593,000 in 1999; $38,433,000 in 1998; and $34,809,000 in 1997.

  Income Taxes:

     Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

  Interest Rate Contracts:

     The Bank uses various interest rate contracts, such as interest rate swaps, caps and floors, to help manage interest rate and market valuation risk exposure, which is incurred in normal recurrent banking activities. These interest rate contracts function as hedges against specific assets or liabilities on the Balance Sheet. Unrealized gains or losses on these hedge transactions are deferred. It is the Bank's policy not to terminate hedge transactions prior to expiration date. For interest rate swaps, the interest differential to be paid or received is accrued by the Bank and recognized as an adjustment to interest income or interest expense of the underlying assets or liabilities being hedged. Because only interest payments are exchanged, the cash requirement and exposure to credit risk are significantly less than the notional amount. Any premium or transaction fee incurred to purchase interest rate caps or floors is deferred and amortized to interest income or interest expense over the term of the contract. Unamortized premiums related to the purchase of caps and floors are included in "Other assets" on the Balance Sheet.

  Risk Management Overview:

     Risk identification and management are essential elements for the successful management of the Bank. In the normal course of business, the Bank is subject to various types of risk, including interest rate, credit, and liquidity risk. The Bank controls and monitors these risks with policies, procedures, and various levels of managerial and Board oversight. The Bank's objective is to optimize profitability while managing and controlling risk within Board approved policy limits. Interest rate risk is the sensitivity of net interest income and the market value of financial instruments to the magnitude, direction, and frequency of changes in interest rates. Interest rate risk results from various repricing frequencies and the maturity structure of assets, liabilities, and off-balance sheet positions. The Bank uses its asset liability management policy and hedging policy to control and manage interest rate risk.

     Credit risk represents the possibility that a customer may not perform in accordance with contractual terms. Credit risk results from extending credit to customers, purchasing securities, and entering into certain off-balance sheet financial instruments. The Bank's primary credit risk occurs in the loan portfolio. The Bank uses its credit policy and disciplined approach to evaluating the adequacy of the allowance for loan losses to control and manage credit risk. The Bank's investment policy and hedging policy strictly limit the amount of credit risk that may be assumed in the investment portfolio and through off-balance sheet activities.

     Liquidity risk represents the inability to generate cash or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers, as well as, the obligations to depositors and debtholders. The Bank uses its asset liability management policy and contingency funding plan to control and manage liquidity risk.

  Future Accounting Standards:

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement #133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS #133"), which is required to be adopted in years beginning after June 15, 1999. The statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The statement will require the Bank to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portions of a derivative's change in fair value will be immediately recognized in earnings. This statement has been amended by SFAS #137 "Accounting for Derivative Instruments and Hedging Activities-Deferral of the effective date of SFAS #133." SFAS #137 will be effective for years beginning after June 15, 2000. The Bank has not yet quantified the impact of adopting SFAS #133 on its financial statements and has not determined the timing of, or method of adoption of SFAS #133. However, SFAS #133 could increase volatility in earnings and other comprehensive income.

3. CASH AND DUE FROM BANKS

     Cash and due from banks at December 31, 1999, and 1998, included $9,044,000 and $8,600,000, respectively, of reserves required to be maintained under Federal Reserve Bank regulations.

4. INTEREST BEARING DEPOSITS WITH BANKS

     The book value of interest bearing deposits with domestic banks are as follows:

                                                              AT DECEMBER 31,
                                                              ---------------
                                                              1999      1998
                                                              -----    -------
                                                               (IN THOUSANDS)
Total.......................................................   $--     $2,447

     All interest bearing deposits with domestic banks mature within three months. The Bank had no deposits in foreign banks nor in foreign branches of United States banks.

5.  INVESTMENT SECURITIES

     The book and market values of investment securities are summarized as follows:

     Investment securities available for sale:


                                                                 DECEMBER 31, 1999
                                                  ------------------------------------------------
                                                                GROSS         GROSS
                                                    BOOK      UNREALIZED    UNREALIZED     MARKET
                                                   VALUE        GAINS         LOSSES       VALUE
                                                  --------    ----------    ----------    --------
                                                                   (IN THOUSANDS)
U.S. Treasury...................................  $  5,033       $ --        $    (46)    $  4,987
U.S. Agency.....................................    17,838         --          (1,232)      16,606
State and municipal.............................    60,480        207          (3,614)      57,073
U.S. Agency mortgage-backed securities..........   431,008        233         (21,269)     409,972
Other securities(1).............................    34,561         --            (935)      33,626
                                                  --------       ----        --------     --------
          Total.................................  $548,920       $440        $(27,096)    $522,264


---------------
(1) Other investment securities include corporate notes and bonds, asset-backed securities, and equity securities.

     During the second half of 1999, the Bank, in preparation for liquidity needs for Year 2000, sold $2.5 million of mortgage backed securities that had been purchased during the period from 1993 through 1995 and classified as held to maturity. The Bank believed the sales were allowable under the provision of SFAS No. 115 which permits the sale of held to maturity mortgage backed securities after a substantial portion (85%) of the principal had been collected through prepayments. The Bank, however, misinterpreted this provision and computed the 85% paydown factor against the principal outstanding at issuance as opposed to using the principal outstanding at the point the Bank purchased the securities in the secondary market. As a result of this interpretation error, the Bank tainted its held to maturity portfolio and transferred all securities classified as held to maturity to available for sale. The time period for the taint will be two years. At the time of the transfer, these securities had an amortized cost of $131.9 million and a market value of $128.2 million. Prior to the transfer, approximately 60% of the Bank's investment securities were already classified as available for sale. With the entire portfolio now being classified as available for sale, the Bank will have greater flexibility to manage the securities portfolio to better achieve overall balance sheet rate sensitivity goals and provide liquidity to fund loan growth if needed. The mark to market of the available for sale portfolio does inject more volatility in the book value of equity but has no impact on regulatory capital.

     Investment securities available for sale:


                                                                AT DECEMBER 31, 1998
                                                  ------------------------------------------------
                                                                GROSS         GROSS
                                                    BOOK      UNREALIZED    UNREALIZED     MARKET
                                                   VALUE        GAINS         LOSSES       VALUE
                                                  --------    ----------    ----------     ------
                                                                   (IN THOUSANDS)
U.S. Treasury...................................  $     --      $   --        $  --       $     --
U.S. Agency.....................................    16,025          39           --         16,064
State and municipal.............................     2,326          37           --          2,363
U.S. Agency mortgage-backed securities..........   290,703       1,947         (577)       292,073
Other securities(1).............................    17,169          --           --         17,169
                                                  --------      ------        -----       --------
          Total.................................  $326,223      $2,023        $(577)      $327,669

     Investment securities held to maturity:


                                                                AT DECEMBER 31, 1998
                                                  ------------------------------------------------
                                                                GROSS         GROSS
                                                    BOOK      UNREALIZED    UNREALIZED     MARKET
                                                   VALUE        GAINS         LOSSES       VALUE
                                                  --------    ----------    ----------    --------
                                                                   (IN THOUSANDS)
U.S. Treasury...................................  $  5,089      $   --        $ (33)      $  5,056
U.S. Agency.....................................        --          --           --             --
State and municipal.............................    51,718         799         (524)        51,993
U.S. Agency mortgage-backed securities..........    93,181       1,348         (180)        94,349
Other securities(1).............................        --          --           --             --
                                                  --------      ------        -----       --------
          Total.................................  $149,988      $2,147        $(737)      $151,398


---------------
(1) Other investment securities include corporate notes and bonds, asset-backed securities, and equity securities.

     All purchased investment securities are recorded on settlement date which is not materially different from the trade date. Realized gains and losses are calculated by the specific identification method.

     Maintaining investment quality is a primary objective of the Bank's investment policy which, subject to certain limited exceptions, prohibits the purchase of any investment security below a Moody's Investors Service or Standard & Poor's rating of "A." At December 31, 1999, 98.1% of the portfolio was rated "AAA" as compared to 98.2% at December 31, 1998. Less than 1.0% of the portfolio was rated below "A" or unrated on December 31, 1999. The book value of securities pledged to secure public and trust deposits, as required by law, was $346,829,000 at December 31, 1999 and $208,932,000 at December 31, 1998. The
Bank realized $371,000 and $1,584,000 of gross investment security gains and $123,000 and $268,000 of gross investment security losses on available for sale securities in the years ended December 31, 1999 and 1998, respectively. The Bank realized $26,000 of gross security gains and $1,000 of gross security losses on sales of held to maturity securities in 1999. The following table sets forth the contractual maturity distribution of the investment securities, book and market values, and the weighted average yield for each type and range of maturity as of December 31, 1999. Yields are not presented on a tax-equivalent basis, but are based upon book value and are weighted for the scheduled maturity. Average maturities are based upon the original contractual maturity dates with the exception of mortgage-backed securities and asset-backed securities for which the average lives were used.


                                                          AVAILABLE FOR SALE AT DECEMBER 31, 1999
                               ----------------------------------------------------------------------------------------------
                                  WITHIN 1       AFTER 1 WITHIN 5    AFTER 5 WITHIN 10        AFTER 10
                               ---------------   -----------------   ------------------   ----------------    TOTAL
                               AMOUNT    YIELD    AMOUNT    YIELD     AMOUNT     YIELD     AMOUNT    YIELD    AMOUNT    YIELD
                               -------   -----   --------   ------   ---------   ------   --------   -----   --------   -----
                                                               (IN THOUSANDS, EXCEPT YIELDS)
BOOK VALUE
US Treasury..................  $ 5,033   4.20%   $    --       --%   $     --       --%   $     --     --%   $  5,033   4.20%
US Agency....................       --     --      7,944     5.62       9,894     6.40          --     --      17,838   6.05
State and Municipals.........       --     --      7,172     4.67       5,876     5.59      47,432   4.88      60,480   4.93
Collateralized Mortgage
  Oblig......................    6,821   6.27     35,014     6.41     192,961     6.44     196,212   6.57     431,008   6.49
Other Securities.............   24,316   6.00         --       --       2,000     5.17       8,245   7.83      34,561   6.35
                               -------   ----    -------     ----    --------     ----    --------   ----    --------   ----
         Total...............  $36,170   5.80%   $50,130     6.04%   $210,731     6.40%   $251,889   6.29%   $548,920   6.27%
MARKET VALUE
US Treasury..................  $ 4,987           $    --             $     --             $     --           $  4,987
US Agency....................       --             7,525                9,081                   --             16,606
State and Municipals.........       --             7,151                5,924               43,998             57,073
Collateralized Mortgage
  Oblig......................    6,797            34,557              183,288              185,330            409,972
Other Securities.............   24,316                --                1,966                7,344             33,626
                               -------           -------             --------             --------           --------
         Total...............  $36,100           $49,233             $200,259             $236,672           $522,264


6. LOANS AND LOANS HELD FOR SALE

     The loan portfolio of the Bank consisted of the following:

                                                                AT DECEMBER 31,
                                                              --------------------
                                                                1999        1998
                                                              --------    --------
                                                                 (IN THOUSANDS)
Commercial..................................................  $ 45,861    $ 53,563
Commercial loans secured by real estate.....................   207,067     167,091
Real estate -- mortgage.....................................   193,850     213,067
Consumer....................................................    33,042      34,565
Loans.......................................................   479,820     468,286
                                                              --------    --------
Less: Unearned income.......................................       (58)        (92)
                                                              --------    --------
Loans, net of unearned income...............................  $479,762    $468,194

     Real estate construction loans were not material at these presented dates and comprised 2.4% and 4.2% of total loans net of unearned income at December 31, 1999 and 1998, respectively. The Bank has no direct credit exposure to foreign countries. Most of the Bank's loan activity is with customers located in the southwestern Pennsylvania geographic area. As of December 31, 1999, loans to customers engaged in similar activities and having similar economic characteristics, as defined by standard industrial classifications, did not exceed 10% of total loans. In the ordinary course of business, the subsidiaries have transactions, including loans, with their officers, directors, and their affiliated companies. These transactions were on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated parties and do not involve more than the normal credit risk. These loans totaled $588,000 and $512,000 at December 31, 1999 and 1998, respectively. An analysis of these related party loans follows:

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                              --------------
                                                              1999     1998
                                                              -----    -----
                                                              (IN THOUSANDS)
Balance beginning of period.................................  $512     $617
New loans...................................................   893      209
Payments....................................................   817      314
                                                              ----     ----
Balance end of period.......................................  $588     $512

7. ALLOWANCE FOR LOAN LOSSES

     An analysis of the changes in the allowance for loan losses follows:

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            1999      1998      1997
                                                           ------    ------    ------
                                                                 (IN THOUSANDS)
Balance, beginning of period.............................  $6,104    $6,006    $6,025
Provision for loan losses................................     300       300       113
Recoveries on loans Previously charged-off...............     245       224       306
Loans charged-off........................................   1,628       426       438
                                                           ------    ------    ------
Balance, end of period...................................  $5,021    $6,104    $6,006

8. NON-PERFORMING ASSETS

     Non-performing assets are comprised of (i) loans which are on a non-accrual basis, (ii) loans which are contractually past due 90 days or more as to interest or principal payments some of which are insured for credit loss, and
(iii) other real estate owned (real estate acquired through foreclosure and in-substance foreclosures).

     The following table presents information concerning non-performing assets:

                                                               AT DECEMBER 31,
                                                ----------------------------------------------
                                                 1999      1998      1997      1996      1995
                                                ------    ------    ------    ------    ------
                                                      (IN THOUSANDS, EXCEPT PERCENTAGES)
Non-accrual loans.............................  $2,056    $2,553    $2,871    $3,579    $4,568
Loans past due 90 days or more................     154        37       956     1,252       433
Other real estate owned.......................   6,866       526       681       222       612
                                                ------    ------    ------    ------    ------
Total non-performing assets...................  $9,076    $3,116    $4,508    $5,053    $5,613
Total non-performing assets as a percent of
  loans and loans held for sale, net of
  unearned income, and other real estate
  owned.......................................    1.87%     0.66%     0.96%     1.17%     1.52%

     The Bank is unaware of any additional loans which are required to either be charged-off or added to the non-performing asset totals disclosed above. Other real estate owned is recorded at the lower of 1) fair value minus estimated costs to sell, or 2) carrying cost.

     For impaired loans, the measurement of impairment may be based upon: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the observable market price of the impaired loan; or 3) the fair value of the collateral of a collateral dependent loan.

     The Bank had loans totaling $385,000 and $842,000 being specifically identified as impaired at December 31, 1999 and 1998, respectively. The average outstanding balance for loans being specifically identified as impaired was $3,817,000 for 1999 and $560,000 for 1998. All of the impaired loans are collateral dependent, therefore the fair value of the collateral of the impaired loans is evaluated in measuring the impairment. There was no interest income recognized on impaired loans during 1999 or 1998.

     The following table sets forth, for the periods indicated, (i) the gross interest income that would have been recorded if non-accrual loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination if held for part of the period, (ii) the amount of interest income actually recorded on such loans, and (iii) the net reduction in interest income attributable to such loans.

                                                              YEAR ENDED DECEMBER 31,
                                                        ------------------------------------
                                                        1999    1998    1997    1996    1995
                                                        ----    ----    ----    ----    ----
                                                                   (IN THOUSANDS)
Interest income due in accordance with original
  terms...............................................  $176    $42     $ 71    $101    $ 87
  Interest income recorded............................    (7)    (6)     (40)     (3)    (30)
                                                        ----    ---     ----    ----    ----
Net reduction in interest income......................  $169    $36     $ 31    $ 98    $ 57
                                                        ====    ===     ====    ====    ====

9. PREMISES AND EQUIPMENT

     An analysis of premises and equipment follows:


                                                               AT DECEMBER 31,
                                                              ------------------
                                                               1999       1998
                                                              -------    -------
                                                                (IN THOUSANDS)
Land........................................................  $   417    $   417
Premises....................................................    7,260      5,461
Furniture and equipment.....................................    6,491      6,921
Leasehold improvements......................................    2,066      2,055
                                                              -------    -------
Total at cost...............................................   16,234     14,854
Less: Accumulated Depreciation..............................   10,739     10,365
                                                              -------    -------
Net book value..............................................  $ 5,495    $ 4,489
                                                              =======    =======


10. FEDERAL FUNDS PURCHASED, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE, AND OTHER SHORT-TERM BORROWINGS

     The outstanding balances and related information for federal funds purchased, securities sold under agreements to repurchase, and other short-term borrowings are summarized as follows:


                                                             AT DECEMBER 31, 1999
                                                   ----------------------------------------
                                                                 SECURITIES
                                                    FEDERAL      SOLD UNDER        OTHER
                                                     FUNDS      AGREEMENTS TO    SHORT-TERM
                                                   PURCHASED     REPURCHASE      BORROWINGS
                                                   ---------    -------------    ----------
                                                         (IN THOUSANDS, EXCEPT RATES)
Balance..........................................   $10,000         $  --         $16,150
Maximum indebtedness at any month end............    20,800           786          85,450
Average balance during year......................    19,287           395          42,053
Average rate paid for the year...................      5.11%         3.50%           5.20%
Average rate on period end balance...............      4.75            --            4.06

                                                             AT DECEMBER 31, 1998
                                                   ----------------------------------------
                                                                 SECURITIES
                                                    FEDERAL      SOLD UNDER        OTHER
                                                     FUNDS      AGREEMENTS TO    SHORT-TERM
                                                   PURCHASED     REPURCHASE      BORROWINGS
                                                   ---------    -------------    ----------
                                                         (IN THOUSANDS, EXCEPT RATES)
Balance..........................................   $17,355        $  950         $ 23,500
Maximum indebtedness at any month end............    22,500         1,406          115,000
Average balance during year......................    17,151           934           32,389
Average rate paid for the year...................      5.55%         4.13%            5.38%
Average rate on period end balance...............      5.58          5.16             4.31

                                                             AT DECEMBER 31, 1997
                                                   ----------------------------------------
                                                                 SECURITIES
                                                    FEDERAL      SOLD UNDER        OTHER
                                                     FUNDS      AGREEMENTS TO    SHORT-TERM
                                                   PURCHASED     REPURCHASE      BORROWINGS
                                                   ---------    -------------    ----------
                                                         (IN THOUSANDS, EXCEPT RATES)
Balance..........................................   $19,100        $  836         $29,000
Maximum indebtedness at any month end............    22,845         1,272          48,000
Average balance during year......................    12,430         1,071          26,785
Average rate paid for the year...................      5.63%         4.14%           5.52%
Average rate on period end balance...............      6.43          5.54            5.35

     Average amounts outstanding during the year represent daily averages. Average interest rates represent interest expense divided by the related average balances. Collateral related to securities sold under agreements to repurchase are maintained within the Bank's investment portfolio.

11. DEPOSITS

     The following table sets forth the balance of the Bank's deposits:

                                                             AT DECEMBER 31,
                                                     --------------------------------
                                                       1999        1998        1997
                                                     --------    --------    --------
                                                              (IN THOUSANDS)
Demand:
  Non-interest bearing.............................  $ 84,643    $ 84,969    $ 71,338
  Interest bearing.................................    41,590      45,602      42,203
Savings............................................    63,830      64,649      65,356
Money market.......................................    52,685      53,443      46,592
Certificates of deposit in denominations of
  $100,000 or more.................................    48,906      16,647      23,974
Other time.........................................   281,037     295,140     276,347
                                                     --------    --------    --------
Total deposits.....................................  $572,695    $560,450    $525,810

     Interest expense on deposits consisted of the following:

                                                               AT DECEMBER 31,
                                                        -----------------------------
                                                         1999       1998       1997
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Interest bearing demand...............................  $   426    $   418    $   413
Savings...............................................    1,210      1,042      1,218
Money market..........................................    1,693      1,449      1,284
Certificates of deposit in denominations of $100,000
  or more.............................................    1,320      1,194      1,505
Other time............................................   14,633     15,611     15,481
                                                        -------    -------    -------
Total interest expense................................  $19,282    $19,714    $19,901

     The following table sets forth the balance at December 31, 1999 of other time deposits maturing in the periods presented:

                         YEAR                            (IN THOUSANDS)
                         ----                            --------------
2000...................................................     $190,888
2001...................................................       42,279
2002...................................................       27,370
2003...................................................       20,500

12. FEDERAL HOME LOAN BANK BORROWINGS AND LONG-TERM DEBT

  Federal Home Loan Bank Borrowings:

     Federal Home Loan Bank borrowings consist of the following:

                                                               AT DECEMBER 31, 1999
                                                        -----------------------------------
                                                                        WEIGHTED
                                                                        AVERAGE
TYPE                                                     MATURING        AMOUNT       RATE
----                                                    -----------    ----------    ------
                                                        (IN THOUSANDS, EXCEPT PERCENTAGES)
Open Repo Plus........................................   Overnight      $ 16,150      4.06%
Advances and wholesale................................        2000       333,000      5.28
  Repurchase agreements...............................        2001         8,876      8.46
                                                              2002        71,000      5.79
Total Advances and Wholesale repurchase Agreements....                   409,876      5.44
                                                                        --------      ----
          Total FHLB Borrowings.......................                  $426,026      5.38%

     All of the above borrowings bear a fixed rate of interest, with the only exceptions being the Open Repo Plus advances whose rate can change daily.

                                                           AT DECEMBER 31, 1999
                                                    ----------------------------------
                                                                      WEIGHTED
                                                                      AVERAGE
TYPE                                                   MATURING        AMOUNT     RATE
----                                                --------------    --------    ----
                                                    (IN THOUSANDS, EXCEPT PERCENTAGES)
Flexline..........................................       Overnight    $ 23,500    4.96%
Advances and Wholesale Repurchase Agreements......            1999      90,010    5.33
                                                              2000           5    6.15
                                                              2001       8,876    8.46
                                                              2002      71,000    5.79
                                                    2003 and after     140,000    4.99
                                                                      --------    ----
Total Advances and Wholesale Repurchase
  Agreements......................................                     309,891    5.37
                                                                      --------    ----
          Total FHLB Borrowings...................                    $333,391    5.34%

     Total Federal Home Loan Bank borrowings consist of $264,876,000 and $309,891,000 of term advances and $161,150,000 and $23,500,000 of repo plus advances with maturities of less than 90 days for 1999 and 1998, respectively. All Federal Home Loan Bank stock, along with an interest in unspecified mortgage loans and mortgage-backed securities, with an aggregate statutory value equal to the amount of the advances, have been pledged as collateral to the Federal Home Loan Bank of Pittsburgh.

  Long-Term Debt:

     The Bank's long-term debt consisted of the following:

                                                              AT DECEMBER 31,
                                                              ----------------
                                                               1999      1998
                                                              ------    ------
                                                               (IN THOUSANDS)
Collateralized mortgage obligation..........................  $1,582    $2,511
Other.......................................................     786        65
                                                              ------    ------
Total long-term debt........................................  $2,368    $2,576

     The collateralized mortgage obligation was issued through Community First Capital Corporation ("CFCC"), a wholly-owned, single-purpose finance subsidiary of the Bank. In 1988, the Bank transferred Federal Home Loan Mortgage Corporation ("FHLMC") securities with a book value of approximately $31,500,000 to CFCC which then collateralized the issuance of bonds with a par value of $27,787,000. Scheduled maturities of long-term debt for the years subsequent to December 31, 1999, are $149,000 in 2000; $162,000 in 2001; $100,000 in 2002;
$110,000 in 2003; and $1.8 million in 2004 and thereafter.

13. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS #107, "Disclosures about Fair Value of Financial Instruments," requires all entities to disclose the estimated fair value of its financial instrument assets and liabilities. For the Bank, as for most financial institutions, approximately 95.0% of its assets and liabilities are considered financial instruments. Many of the Bank's financial instruments, however, lack an available trading market characterized by a willing buyer and willing seller engaging in an exchange transaction. Therefore, significant estimations and present value calculations were used by the Bank for the purpose of this disclosure.

     Estimated fair values have been determined by the Bank using the best available data and an estimation methodology suitable for each category of financial instruments. Management believes that cash, cash equivalents, and loans and deposits with floating interest rates have estimated fair values which approximate the recorded book balances. The estimation methodologies used, the estimated fair values, and recorded book balances at December 31, 1999 and 1998, were as follows:

     Financial instruments actively traded in a secondary market have been valued using quoted available market prices.

                                                          1999                     1998
                                                  ---------------------    ---------------------
                                                  ESTIMATED    RECORDED    ESTIMATED    RECORDED
                                                    FAIR         BOOK        FAIR         BOOK
                                                    VALUE      BALANCE       VALUE      BALANCE
                                                  ---------    --------    ---------    --------
                                                                  (IN THOUSANDS)
Investment securities...........................  $522,264     $522,264    $479,067     $477,657

     Financial instruments with stated maturities have been valued using a present value discounted cash flow with a discount rate approximating current market for similar assets and liabilities.

                                                          1999                     1998
                                                  ---------------------    ---------------------
                                                  ESTIMATED    RECORDED    ESTIMATED    RECORDED
                                                    FAIR         BOOK        FAIR         BOOK
                                                    VALUE      BALANCE       VALUE      BALANCE
                                                  ---------    --------    ---------    --------
                                                                  (IN THOUSANDS)
Deposits with stated maturities.................  $330,261     $329,944    $314,111     $311,787
Short-term borrowings...........................   275,997      276,150     191,743      191,815
All other borrowings............................   161,732      162,244     162,100      162,457

     Financial instrument liabilities with no stated maturities have an estimated fair value equal to both the amount payable on demand and the recorded book balance.

                                                          1999                     1998
                                                  ---------------------    ---------------------
                                                  ESTIMATED    RECORDED    ESTIMATED    RECORDED
                                                    FAIR         BOOK        FAIR         BOOK
                                                    VALUE      BALANCE       VALUE      BALANCE
                                                  ---------    --------    ---------    --------
                                                                  (IN THOUSANDS)
Deposits with no stated maturities..............  $242,751     $242,751    $233,506     $248,663

     The net loan portfolio has been valued using a present value discounted cash flow. The discount rate used in these calculations is based upon the treasury yield curve adjusted for non-interest operating costs, credit loss, and assumed prepayment risk.

                                                          1999                     1998
                                                  ---------------------    ---------------------
                                                  ESTIMATED    RECORDED    ESTIMATED    RECORDED
                                                    FAIR         BOOK        FAIR         BOOK
                                                    VALUE      BALANCE       VALUE      BALANCE
                                                  ---------    --------    ---------    --------
                                                                  (IN THOUSANDS)
Net loans (including loans held for sale).......  $477,095     $479,762    $460,434     $460,217

     Changes in assumptions or estimation methodologies may have a material effect on these estimated fair values. The Bank's remaining assets and liabilities which are not considered financial instruments have not been valued differently than has been customary with historical cost accounting. No disclosure of the relationship value of the Bank's deposits is required by SFAS #107, however, management believes the relationship value of these core deposits is significant. Based upon the Bank's most recent acquisitions and other limited secondary market transactions involving similar deposits, management estimates the relationship value of these funding liabilities to range between $28 million to $56 million less than their estimated fair value shown at December 31, 1999. The estimated fair value of off-balance sheet financial instruments, used for hedging purposes, is estimated by obtaining quotes from brokers. These values represent the estimated amount the Bank would receive or pay, to terminate the agreements, considering current interest rates, as well as, the creditworthiness of the counterparties. At December 31, 1999, the notional value of the Bank's off-balance sheet financial instruments (interest rate swaps and cap) totaled $110 million with an estimated fair value of approximately $265,000. There is no material difference between the notional amount and the estimated fair value of the remaining off-balance sheet items which total $101.0 million and are primarily comprised of unfunded loan commitments which are generally priced at market at the time of funding.

     Management believes that reasonable comparability of these disclosed fair values between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies also introduces a greater degree of subjectivity to these estimated fair values.

14. INCOME TAXES

     The provision for federal income taxes is summarized below:

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            1999      1998      1997
                                                           ------    ------    ------
                                                                 (IN THOUSANDS)
Current..................................................  $3,401    $4,983    $4,579
Deferred.................................................     689      (221)      (57)
                                                           ------    ------    ------
Income tax provision.....................................  $4,090    $4,762    $4,522

     The reconciliation between the federal statutory tax rate and the Bank's effective income tax rate is as follows:

                                                    YEAR ENDED DECEMBER 31,
                                        -----------------------------------------------
                                             1999             1998            1997
                                        --------------   --------------   -------------
                                        AMOUNT    RATE   AMOUNT    RATE   AMOUNT   RATE
                                        -------   ----   -------   ----   ------   ----
                                              (IN THOUSANDS, EXCEPT PERCENTAGES)
Tax expense based on federal statutory
  rate................................  $ 4,921   35.0%  $ 5,519   35.0%  $5,125   35.0%
Tax exempt income.....................   (1,209)  (8.6)   (1,043)  (6.6)    (948)  (6.5)
Other.................................      378    2.7       286    1.8      345    2.4
                                        -------          -------          ------
          Total provision for income
            taxes.....................  $ 4,090   29.1%  $ 4,762   30.2%  $4,522   30.9%

     Deferred income taxes result from temporary differences in the recognition of revenue and expense for tax and financial reporting purposes. The following table presents the impact on income tax expense of the principal timing differences and the tax effect of each:

                                                            YEAR ENDED DECEMBER 31,
                                                            ------------------------
                                                            1999    1998      1997
                                                            ----    -----    -------
                                                                 (IN THOUSANDS)
Provision for possible loan losses........................  $353    $ (34)   $(1,192)
Accretion of discounts on securities, net.................   276       77        373
Investment write-downs....................................    --     (265)       648
Deferred loan fees........................................    52       52       (175)
Other, net................................................     8      (50)       289
                                                            ----    -----    -------
          Total...........................................  $689    $(220)   $   (57)

     At December 31, 1999 and 1998, deferred taxes are included in the accompanying consolidated balance sheet. The following table highlights the major components comprising the deferred tax assets and liabilities for each of the periods presented:

                                                               AT DECEMBER 31,
                                                              ------------------
                                                               1999       1998
                                                              -------    -------
                                                                (IN THOUSANDS)
Deferred Assets:
  Investment security write-downs due to SFAS #115..........  $ 9,330    $    --
     Provision for loan losses..............................    1,784      2,137
     Accumulated depreciation...............................       65         25
     Deferred loan fees.....................................      209        260
     Other..................................................       44         44
                                                              -------    -------
          Total assets......................................   11,432      2,466
Deferred Liabilities:
  Investment security write-ups due to SFAS #115............       --       (509)
  Accretion of discount.....................................   (1,440)    (1,164)
  Other.....................................................     (466)      (418)
                                                              -------    -------
          Total liabilities.................................   (1,906)    (2,091)
Valuation allowance.........................................     (200)      (200)
                                                              -------    -------
Net deferred asset..........................................  $ 9,326    $   175

     The change in the net deferred asset during 1999 and 1998 was attributed to the following:


                                                               1999         1998
                                                              ------        ----
Investment write-downs due to SFAS #115, charge to equity...  $9,840        $265
Deferred provision for income taxes.........................    (689)        (44)
                                                              ------        ----
Net increase in deferred asset..............................  $9,151        $221


15. PENSION AND 401(k) PLANS

     The Bank has a trusteed, noncontributory defined benefit pension plan covering all employees who work at least 1,000 hours per year and who have not yet reached age 60 at their employment date. The benefits of the plan are based upon the employee's years of service and average annual earnings for the highest five consecutive calendar years during the final ten-year period of employment. The Bank's funding policy has been to contribute annually an amount within the statutory range of allowable minimum and maximum actuarially determined tax-deductible contributions. Plan assets are primarily debt securities (including U.S. Agency and Treasury securities, corporate notes and bonds), listed common stocks (including shares of the common stock of USBANCORP), mutual funds, and short-term cash equivalent instruments.

  Pension Benefits:


                                                                AT DECEMBER 31,
                                                              --------------------
                                                               1999         1998
                                                              -------      -------
                                                                 (IN THOUSANDS,
                                                              EXCEPT PERCENTAGES)
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at Beginning of year.....................  $6,476       $5,689
Service cost................................................     658          598
Interest cost...............................................     448          405
Deferred asset (loss) gain..................................    (597)         421
Benefits paid...............................................    (552)        (600)
Expenses paid...............................................     (40)         (37)
Benefit obligation at end of year...........................  $6,393       $6,476
CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year..............  $5,626       $4,919
Actual return on plan assets................................      12          454
Employer contributions......................................     848          890
Benefits paid...............................................    (552)        (600)
Expenses paid...............................................     (40)         (37)
Fair value of plan assets at end of year....................   5,894        5,626
Funded status of the plan (underfunded).....................    (499)        (850)
Unrecognized transition asset...............................       8           12
Unrecognized prior service cost.............................     503          560
Unrecognized actuarial loss.................................     368          499
Accrued benefit cost........................................  $  380       $  221
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost................................................  $  658       $  598
Interest cost...............................................     448          405
Expected return on plan assets..............................    (480)        (411)
Amortization of prior year service cost.....................       3            3
Amortization of transition asset............................      57           57
Recognized net actuarial loss...............................       2           --
Net periodic benefit cost...................................  $  688       $  652
WEIGHTED-AVERAGE ASSUMPTIONS:
Discount rate...............................................    7.50%        6.75%
Expected return on plan assets..............................    8.00         8.00
Rate of compensation increase...............................    3.50         3.50


     Three Rivers Bank also has a trusteed 401(k) plan with contributions made by Three Rivers Bank matching those by eligible employees up to a maximum of 50% of the first 6% of their annual salary. All employees of Three Rivers Bank who work over 1,000 hours per year are eligible to participate in the plan on January 1 following six months of service. Three Rivers Bank's contribution to this 401(k) plan was $145,000 in 1999 and $143,000 in 1998.

     Except for the above pension benefits, the Bank has no significant additional exposure for any other post-retirement benefits.

16. LEASE COMMITMENTS

     The Bank's obligation for future minimum lease payments on operating leases at December 31, 1999 is as follows:

                       YEAR FUTURE MINIMUM LEASE PAYMENTS

                                                         (IN THOUSANDS)
2000...................................................      $  930
2001...................................................         904
2002...................................................         826
2003...................................................         658
2004 and thereafter (in total).........................       1,763

     In addition to the amounts set forth above, certain of the leases require payments by the Bank for taxes, insurance, and maintenance. Rent expense included in total non-interest expense amounted to $474,000, $452,000, and $425,000 in 1999, 1998 and 1997, respectively.

17. COMMITMENTS AND CONTINGENT LIABILITIES

     The Bank incurs off-balance sheet risks in the normal course of business in order to meet the financing needs of their customers. These risks derive from commitments to extend credit and standby letters of credit. Such commitments and standby letters of credit involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated financial statements.

     Commitments to extend credit are obligations to lend to a customer as long as there is no violation of any condition established in the loan agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

     The Bank evaluates each customer's creditworthiness on a case-by-case basis. Collateral which secures these types of commitments is the same as for other types of secured lending such as accounts receivable, inventory, and fixed assets.

     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including normal business activities, bond financings, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Letters of credit are issued both on an unsecured and secured basis. Collateral securing these types of transactions is similar to collateral securing the Bank's commercial loans.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to these commitments to extend credit and standby letters of credit is represented by their contractual amounts. The Bank uses the same credit and collateral policies in making commitments and conditional obligations as for all other lending. The Bank had outstanding various commitments to extend credit approximating $101.0 million and standby letters of credit of $7.6 million as of December 31, 1999.

     Additionally, the Bank is also subject to a number of asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management and legal counsel, neither the resolution of these claims nor the funding of these credit commitments will have a material adverse effect on the Bank's financial position or results of operation.

18. OFF-BALANCE SHEET HEDGE INSTRUMENTS

     The Bank uses various interest rate contracts, such as interest rate swaps, caps and floors, to help manage interest rate and market valuation risk exposure, which is incurred in normal recurrent banking activities. A summary of the Bank's off-balance sheet derivative transactions are as follows:

  Borrowed Funds Hedges:

     The Bank had entered into several interest rate swaps to hedge short-term borrowings used to leverage the balance sheet. Specifically, FHLB advances which reprice between 30 days and one year are being used to fund fixed-rate agency mortgage-backed securities with durations ranging from two to three years. Under these swap agreements, the Bank pays a fixed-rate of interest and receives a floating-rate which resets either monthly, quarterly, or annually. The following table summarizes the interest rate swap transactions which impacted the Bank's performance for the year ended December 31, 1999:


                                     FIXED   FLOATING                 IMPACT
 NOTIONAL    START     TERMINATION   RATE      RATE     REPRICING   ON INTEREST
  AMOUNT      DATE        DATE       PAID    RECEIVED   FREQUENCY     EXPENSE
----------  --------   -----------   -----   --------   ---------   -----------
25,000,000   9-25-97     9-25-99      5.80%    4.85%    Expired      $177,417
40,000,000   5-01-99     4-30-00      5.00     5.25     Monthly       (14,955)
30,000,000  10-25-99    10-25-00      6.17     6.22     Quarterly       2,868
40,000,000  10-25-99    10-25-01      6.41     6.22     Quarterly      14,334
                                                                     --------
                                                                     $179,664


     The impact on interest expense was $113,000 and $20,000 for the years ended December 31, 1998 and 1997, respectively.

     The Bank believes that its exposure to credit loss in the event of non-performance by any of the counterparties (which include Mellon Bank and First Union) in the interest rate swap agreements is remote.

     The Bank monitors and controls all off-balance sheet derivative products with a comprehensive Board of Director approved hedging policy. This policy permits a total maximum notional amount outstanding of $300 million for interest rate swaps, and interest rate caps/floors. The Bank had no interest rate floors outstanding at any time during the years ended December 31, 1999, or December 31, 1998.

19. CAPITAL

     The Bank is subject to various capital requirements administered by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes that as of December 31, 1999, the Bank meets all capital adequacy requirements to which it is subject. As of December 31, 1999 and 1998, the FDIC categorized the Bank as "Well Capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's classification category.

     The following table sets forth the Bank's actual capital ratios at the dates indicated, and the minimum ratios required by bank regulators in order for the Bank to be adequately capitalized and well capitalized. The assets and capital measured for purposes of this table do not include the assets and capital of the Bank's discontinued mortgage banking operations.

                                                              DECEMBER 31, 1999
                                            -----------------------------------------------------
                                                                                   TO BE WELL
                                                                FOR CAPITAL     CAPITALIZED UNDER
                                                                 ADEQUACY       PROMPT CORRECTIVE
                                                ACTUAL           PURPOSES       ACTION PROVISIONS
                                            ---------------   ---------------   -----------------
                                            AMOUNT    RATIO   AMOUNT    RATIO    AMOUNT    RATIO
                                            -------   -----   -------   -----   --------   ------
                                                        (IN THOUSANDS, EXCEPT RATIOS)
Total Capital (to Risk Weighted Assets)...  $64,726   12.14%  $43,503   8.00%   $54,378    10.00%
Tier 1 Capital (to Risk Weighted
  Assets).................................   59,705   11.19    21,751   4.00     32,627     6.00
Tier 1 Capital (to Average Assets)........   59,705    5.80    41,157   4.00     51,446     5.00

                                                              DECEMBER 31, 1998
                                            -----------------------------------------------------
                                                                                   TO BE WELL
                                                                FOR CAPITAL     CAPITALIZED UNDER
                                                                 ADEQUACY       PROMPT CORRECTIVE
                                                ACTUAL           PURPOSES       ACTION PROVISIONS
                                            ---------------   ---------------   -----------------
                                            AMOUNT    RATIO   AMOUNT    RATIO    AMOUNT    RATIO
                                            -------   -----   -------   -----   --------   ------
                                                        (IN THOUSANDS, EXCEPT RATIOS)
Total Capital (to Risk Weighted Assets)...  $64,193   13.32%  $43,375   8.00%   $54,218    10.00%
Tier 1 Capital (to Risk Weighted
  Assets).................................   58,169   12.07    21,687   4.00     32,531     6.00
Tier 1 Capital (to Average Assets)........   58,169    6.02    38,749   4.00     48,437     5.00

20. 1999 BRANCH ACQUISITION

     On February 12, 1999, the Bank acquired the Kiski Valley Office of First Western Bancorp, Inc. ("First Western") located in Westmoreland County in exchange for cash and Three Rivers Bank's Moon Township Office which is located in Allegheny County. On a net basis, the Bank acquired $13.5 million in deposits, $1.2 million in consumer loans and the related fixed assets, leases, safe deposit box business and other agreements at the Kiski Valley branch office. The Bank paid a core deposit premium of approximately ten percent for the acquired deposits and purchased the consumer loans and fixed assets.

21. SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA OF THREE RIVERS BANK

     The following table sets forth certain unaudited quarterly consolidated financial data regarding Three Rivers Bank.

                                                     DEC. 31    SEPT. 30    JUNE 30    MARCH 31
                                                     -------    --------    -------    --------
                                                                   (IN THOUSANDS)
1999 QUARTER ENDED
Interest income....................................  $18,451    $17,983     $17,544    $16,837
Non-interest income................................    1,312      1,366       1,497      1,477
                                                     -------    -------     -------    -------
Total operating income.............................   19,763     19,349      19,041     18,314
                                                     -------    -------     -------    -------
Interest expense...................................   10,950     10,543      10,017      9,571
Provision for loan losses..........................       75         75          75         75
Non-interest expense...............................    5,327      5,291       5,265      5,144
                                                     -------    -------     -------    -------
Income before income taxes.........................    3,411      3,440       3,684      3,524
Provision for income taxes.........................      922      1,023       1,095      1,050
                                                     -------    -------     -------    -------
Income from continuing operations..................  $ 2,490    $ 2,417     $ 2,589    $ 2,474
                                                     =======    =======     =======    =======

1998 QUARTER ENDED
Interest income....................................  $16,858    $17,148     $16,633    $17,287
Non-interest income................................    1,837      1,842       1,787      1,452
                                                     -------    -------     -------    -------
Total operating income.............................   18,695     18,990      18,420     18,739
                                                     -------    -------     -------    -------
Interest expense...................................    9,655      9,717       9,210      9,873
Provision for loan losses..........................       75         75          75         75
Non-interest expense...............................    5,085      5,100       5,102      5,033
                                                     -------    -------     -------    -------
Income before income taxes.........................    3,880      4,098       4,033      3,758
Provision for income taxes.........................    1,171      1,234       1,218      1,139
                                                     -------    -------     -------    -------
Income from continuing operations..................  $ 2,709    $ 2,864     $ 2,815    $ 2,619
                                                     =======    =======     =======    =======

22. PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The Pro Forma Condensed Consolidated Financial Statements should be read in conjunction with the historical consolidated financial statements of Three Rivers Bancorp and the notes thereto contained in this information statement. The pro forma condensed consolidated financial information is presented for informational purposes only and does not purport to reflect the results of operations or financial position of Three Rivers Bancorp or the results of operations or financial position that would have occurred had Three Rivers Bancorp been operated as a separate, independent company. The pro forma adjustments to the accompanying historical consolidated statements of income and consolidated balance sheets are set forth below.

             PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                                  THREE RIVERS BANCORP
                                                 -------------------------------------------------------
                                                     HISTORICAL                           PRO FORMA
                                                 FOR THE YEAR ENDED                   FOR THE YEAR ENDED
                                                 DECEMBER 31, 1999     ADJUSTMENTS    DECEMBER 31, 1999
                                                 ------------------    -----------    ------------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                        UNAUDITED
Total Interest Income..........................       $70,816                              $70,816
          Total Interest Expense...............        41,082                               41,082
Net Interest Income............................        29,734                               29,734
Provision for loan losses......................           300                                  300
Net Interest Income After Provision for Loan
  Losses.......................................        29,434                               29,434
          Total Non-Interest Income............         5,653                                5,653
          Total Non-Interest Expense...........        21,027            $  573(A)          21,600
Income Before Income Taxes.....................        14,060              (573)            13,487
Provision for income taxes.....................         4,090              (173)(B)          3,917
Net Income.....................................       $ 9,979            $ (400)           $ 9,570
Basic and diluted earnings per share...........            --            $(0.06)           $  1.44
Average shares outstanding.....................            --             6,655(C)           6,655

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                                                 THREE RIVERS BANCORP
                                                 -----------------------------------------------------
                                                    HISTORICAL                           PRO FORMA
                                                    NINE MONTHS                         NINE MONTHS
                                                       ENDED                               ENDED
                                                 DECEMBER 31, 1999    ADJUSTMENTS    DECEMBER 31, 1999
                                                 -----------------    -----------    -----------------
                                                                    (IN THOUSANDS)
                                                                       UNAUDITED
ASSETS
Cash and due from banks........................     $   24,228           $(400)(A)      $   23,828
Investment securities..........................        522,264                             522,264
Loans..........................................        474,741                             474,741
Other assets...................................         54,929                              54,929
Total Assets...................................     $1,076,162           $(400)         $1,075,762
LIABILITIES
Deposits.......................................     $  572,695                          $  572,695
Total borrowed funds...........................        438,394                             438,394
Other liabilities..............................          9,280                               9,280
Total Liabilities..............................      1,020,369                           1,020,369
Total stockholders equity......................         55,793            (400)(A)          55,393
Total Liabilities and Stockholders Equity......     $1,076,162           $(400)         $1,075,762

---------------
Notes to unaudited pro forma condensed consolidated financial statements:

(A) To record the additional incremental expenses Three Rivers Bancorp expects to incur as a separate publicly traded company. Examples of such expenses include: legal fees, investor relations costs, audit fees, shareholder services costs, personnel costs, directors fees and other.

(B) To record the income tax impact of the above costs at the Company's historical effective tax rate.

(C) Average shares presented assume a distribution of one share of Three Rivers Bancorp common stock for every two shares of USBANCORP common stock outstanding as of December 31, 1999.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and
Board of Directors of
Three Rivers Bancorp, Inc.:

     We have audited the accompanying consolidated balance sheets of Three Rivers Bancorp, Inc. (a Pennsylvania corporation) and subsidiaries as of December 31, 1999 and 1998, and the related statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Three Rivers Bancorp, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Arthur Anderson LLP

Pittsburgh, Pennsylvania
January 21, 2000